As confidentially submitted to the Securities and Exchange Commission on February 28, 2014

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

CLARUS THERAPEUTICS, INC.
(Exact Name of Registrant as Specified in Its Charter)

Delaware	2834	20-0177717
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

555 Skokie Boulevard
Suite 340
Northbrook, Illinois 60062
(847) 562-4300
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant's Principal Executive Offices)

Robert E. Dudley, Ph.D.
Chief Executive Officer and President
Clarus Therapeutics, Inc.
555 Skokie Boulevard, Suite 340
Northbrook, Illinois 60062
(847) 562-4300
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

Copies to:

Mitchell S. Bloom Arthur R. McGivern Goodwin Procter LLP 53 State Street Boston, Massachusetts 02109 (617) 570-1000	Brent B. Siler Christian E. Plaza Brian F. Leaf Cooley LLP 11951 Freedom Drive Reston, Virginia 20190 (703) 456-8000

          Approximate date of commencement of proposed sale to public: As soon as practicable after the effective date of this registration statement.

          If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

          If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

          If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

          If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

          Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒ (Do not check if a smaller reporting company)	Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee

Common Stock, par value $0.001 per share	$	$

(1)
Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act.

(2)
Includes the offering price of shares that the underwriters have the option to purchase.

          The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission, of which this prospectus is a part, is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED FEBRUARY 28, 2014

PROSPECTUS

                  Shares

Common Stock

        We are offering                  shares of our common stock. This is our initial public offering and no public market currently exists for our common stock. We expect the initial public offering price will be between $            and $            per share of common stock. We intend to apply to list our common stock on the NASDAQ Global Market under the symbol "CLRS."

        We are an "emerging growth company" under applicable Securities and Exchange Commission rules and will be subject to reduced public company reporting requirements.

        Investing in our common stock involves risks. Please read "Risk Factors" beginning on page 8.

	Per Share	Total
Initial Public Offering Price	$	$
Underwriting Discounts and Commissions(1)	$	$
Proceeds, before expenses, to Clarus	$	$

(1)
We refer you to "Underwriting" beginning on page     for additional information regarding total underwriter compensation.

        To the extent the underwriters sell more than            shares of common stock, the underwriters have an option for a period of 30 days to purchase, on the same terms and conditions set forth above, up to an additional                  shares of our common stock. If the underwriters exercise the option in full, the total underwriting discounts and commissions payable by us will be $                  and the total proceeds to us, before expenses, will be $                  .

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

        Delivery of the shares of common stock is expected to be made on or about                  , 2014.

Citigroup	Credit Suisse
Canaccord Genuity	Needham & Company

Prospectus dated                  , 2014

        We have not, and the underwriters and their affiliates have not, authorized anyone to provide you with any information or to make any representation not contained in this prospectus. We do not, and the underwriters and their affiliates do not, take any responsibility for, and can provide no assurance as to the reliability of, any information that others may provide you. This prospectus is not an offer to sell, nor is it seeking an offer to sell, nor is it seeking an offer to buy, these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate only as of its date. Our business, financial condition, results of operations and prospects may have changed since such date.

        Neither we nor any of the underwriters have taken any action to permit a public offering of the shares of our common stock or the possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than the United States. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus.

        REXTORO® (registered trademark number 85794075) and CLARUS THERAPEUTICS® (registered trademark number 4369447) are our trademarks. Other service marks, trademarks and trade names referred to in this prospectus are the property of their respective owners. Solely for convenience, the trademarks and trade names in this prospectus may be referred to without the ™ and ® symbols, but such references are not intended to indicate, in any way, that their respective owners will not assert, to the fullest extent under applicable law, their rights thereto.

 PROSPECTUS SUMMARY

        The information in the following summary is described in more detail in this prospectus. This summary provides an overview of selected information and does not contain all of the information you should consider. You should read this entire prospectus carefully, including the risk factors, the financial statements and the notes thereto, and the other information included elsewhere in this prospectus, before making an investment decision. In this prospectus, unless the context otherwise requires, "Company," "Clarus," "we," "us" and "our" refer to Clarus Therapeutics, Inc.

Overview

        We are an emerging specialty pharmaceutical company focused on men's health preparing for the commercial launch of REXTORO, our oral testosterone, or T, replacement therapy. On January 3, 2014, we submitted our New Drug Application, or NDA, for REXTORO to the U.S. Food and Drug Administration, or FDA. REXTORO, if approved by the FDA, will be a first-in-class, orally available T prodrug in the United States to treat men diagnosed with testosterone deficiency together with an associated medical condition, also known as hypogonadism. In each of our two Phase 3 trials, REXTORO met its primary endpoint of restoring testosterone to normal levels in at least 75% of subjects. We own the worldwide, royalty-free commercialization rights for REXTORO.

        Clarus was founded with the objective of successfully creating, developing and commercializing an oral T-replacement therapy to expand patient choice in a market currently dominated by non-oral options. Our founder, President and Chief Executive Officer, Dr. Robert E. Dudley, led the discovery, development, regulatory approval and launch of AndroGel, the first gel formulation of T, which remains the leading T-replacement therapy more than a decade after its launch. We believe that current users of T-replacement therapies desire an oral T option that is safe, effective and more convenient than currently available options. Therefore, our goal is for REXTORO to become the preferred choice for T-replacement therapy in hypogonadal men.

        Almost 20 million men in the United States between the ages of 45 and 75 years old may have deficient levels of testosterone, defined as T levels below 300 ng/dL, based upon prevalence rates published in 2006. Common symptoms of T deficiency include reduced sexual activity and desire, decreased energy, increased body fat and reduced muscle mass, depressed mood and other emotional and physiological issues. T deficiency can be diagnosed with a simple blood test. Nevertheless, only 12% of men with T deficiency actually receive T-replacement therapy, according to a study published in 2008. Even with this low treatment rate, U.S. sales of T-replacement therapies, the standard treatment for T deficiency, grew at an average annual rate of 21% from 2010 through 2013 and exceeded $2.3 billion in 2013. T-gels were 89% of these sales.

        We believe a large number of men with T deficiency remain untreated or do not adhere to their T-replacement therapy because of dissatisfaction with currently available T-replacement therapies. For example, only 31% and 14% of men continued taking T-gels six and twelve months, respectively, after commencing therapy, according to a peer-reviewed study of more than 15,000 men with T deficiency. We believe these low adherence rates result from inconvenient application and safety concerns about T-gels. In addition, T-gels carry a "black box warning" because of their risk of unsafe transference of T to children.

        We believe REXTORO, if approved, will offer hypogonadal men and prescribing physicians a safe and effective oral T-replacement option and will have a number of advantages over the currently approved T-replacement therapies, including:

  •
  Convenient Oral Dosing.  REXTORO is one or two easy-to-swallow softgel capsules taken twice daily with a meal. We believe oral dosing will be easier to use than T-replacement therapies currently on the market and will improve the low treatment adherence rates caused by the inconvenience of, and potential adverse skin reactions associated with, T-gels.

  •
  No Inadvertent T Exposure.  REXTORO is an oral product that eliminates the risk of T transfer to women and children which can lead to serious consequences. This potential transfer is a risk associated with all T-gels and has led to a "black box" warning on all of these products' labels because of the resulting risk to children.

  •
  Normalized T Levels.  After appropriate dose adjustment, 84% and 75% of men treated with REXTORO in our Phase 3A and 3B trials, respectively, achieved average serum T concentrations in the normal range of 300 to 1,000 ng/dL.

  •
  Safe Pharmacokinetic Profile.  With the dosing regimen proposed in our NDA for the REXTORO label, serum T concentrations were normalized in 75% of men participating in our Phase 3B trial and were closely aligned with, but did not precisely meet, the FDA's target for peak T concentrations.

        We intend to build a specialty sales force of approximately 150 to 200 sales representatives to promote REXTORO, if approved, in the United States. We believe we can achieve a successful launch by targeting endocrinologists and urologists, as well as high-prescribers of T-replacement therapies in family practice and internal medicine, commonly referred to as primary care physicians, or PCPs. Our new Chief Operating Officer, John Gargiulo, was the President and Chief Executive Officer of Daiichi Sankyo's U.S. operations. He built that company's commercial infrastructure and successfully launched several specialty and primary care products.

        We expect the FDA will assign us a November 2014 Prescription Drug User Fee Act, or PDUFA, date which is the goal date for the FDA to complete its review of our NDA. We have two issued U.S. patents covering REXTORO that claim both pharmaceutical composition and methods of treatment and expire in December 2028 and September 2030, respectively.

Our Strategy

        Our goal is to build a specialty pharmaceutical company that commercializes products focused on men's health. Key elements of our strategy to achieve this goal include:

  •
  Obtain U.S. regulatory approval for REXTORO.  On January 3, 2014, we submitted an NDA for REXTORO as a therapy for the treatment of hypogonadal men. We will pursue the approval of this application and expect the FDA to assign it a November 2014 PDUFA date.

  •
  Build a commercial infrastructure to successfully launch REXTORO.  We will begin building a commercial infrastructure to support our specialty sales force that, if REXTORO is approved, will target endocrinologists, urologists and PCPs who are high-prescribers of T-replacement therapies.

  •
  Establish REXTORO as the preferred choice for T-replacement.  We will drive awareness of REXTORO, if approved, by leveraging the convenience of REXTORO's oral administration without inadvertent T transference to women and children. Following its commercial launch, we will seek to establish REXTORO as the preferred T-replacement option for physicians and hypogonadal men.

  •
  Explore partnerships to more broadly commercialize REXTORO.  Following the commercial launch of REXTORO, if approved, we expect to explore marketing or co-promotion arrangements with established pharmaceutical companies that have PCP-focused sales forces in the United States. We also expect to consider strategic partners with demonstrated commercial capabilities outside the United States.

  •
  Build a portfolio of men's health products.  We will seek to leverage the commercial launch of REXTORO, if approved, with Dr. Dudley's and the rest of our management team's expertise in men's health to develop or acquire rights to additional complementary men's health products.

Risks Affecting Us

        Our business is subject to numerous risks and uncertainties, including those highlighted in the section entitled "Risk Factors" immediately following this prospectus summary. These risks include, but are not limited to, the following:

  •
  We depend entirely on the success of REXTORO, our one product candidate for which regulatory approval is pending. We cannot be certain that REXTORO will receive regulatory approval or, if it does receive regulatory approval, that we will be able to successfully commercialize REXTORO.

  •
  In January 2014, the FDA announced that it was investigating the risk of stroke, heart attack and death in men taking FDA-approved T-replacement products. If T-replacement therapies are found or perceived to create health risks, the FDA may not approve, or may delay any approval of, our NDA. Even if our NDA is approved, physicians and patients may be deterred from prescribing and using T-replacement therapies, which could depress demand for REXTORO and compromise our ability to successfully commercialize REXTORO.

  •
  Even if we obtain marketing approval for REXTORO as a T-replacement therapy, regulatory authorities may still impose significant restrictions on REXTORO's indicated uses or marketing or impose ongoing requirements for potentially costly post-approval studies.

  •
  If coverage and reimbursement for REXTORO are limited, it may be difficult for us to profitably sell REXTORO, if approved.

  •
  Our market is subject to intense competition, potentially including from generic versions of T-gels. If we are unable to compete effectively, our opportunity to generate revenue from the sale of REXTORO, if approved, will be impaired.

  •
  If we are unable to obtain or protect intellectual property rights related to REXTORO, we may not be able to compete effectively in our market.

  •
  We currently have only nine employees and will need to grow our company. We may encounter difficulties in managing this growth, which could disrupt our operations.

  •
  We do not expect to generate revenue unless or until we obtain marketing approval of, and begin to sell, REXTORO. If we are unable to generate product revenue, we will not become profitable and may be unable to continue operations without continued funding.

  •
  Our officers, directors and large stockholders and their affiliates will exercise significant control over our company, which will limit your ability to influence corporate matters.

Corporate Information

        We were founded in June 2003 as a Delaware corporation and began operations in 2004. Our principal executive offices are located at 555 Skokie Boulevard, Suite 340, Northbrook, IL 60062 and our telephone number is (847) 562-4300. Our web site address is www.clarustherapeutics.com. The information on, or that can be accessed through, our web site is not a part of this prospectus.

 THE OFFERING

Common stock offered by us	shares
Common stock to be outstanding after this offering	shares
Option to purchase additional shares

We have granted the underwriters an option for 30 days from the date of this prospectus to purchase up to      additional shares of common stock as described in the "Underwriting" section of this prospectus.

Use of proceeds

We plan to use the net proceeds from this offering to satisfy FDA requirements related to the approval of the NDA for REXTORO, to fund commercialization activities and for general corporate purposes. For a more complete description of our intended use of the net proceeds from this offering, see the "Use of Proceeds" section of this prospectus.

Proposed NASDAQ Global Market symbol	"CLRS"
Risk factors	See the "Risk Factors" section of this prospectus for a discussion of factors that you should consider carefully before deciding to invest in shares of our common stock.

        The            shares of common stock to be outstanding after this offering is based on:

  •
  366,333 shares of common stock outstanding as of January 31, 2014;

  •
  the automatic conversion of all outstanding shares of our redeemable convertible preferred stock, including accrued dividends, upon the closing of this offering into an aggregate of 26,699,856 shares of common stock; and

  •
  the automatic conversion of all outstanding obligations under our outstanding convertible notes, including accrued interest, upon the closing of this offering into an aggregate of            shares of common stock at the assumed initial offering price of $            per share, the midpoint of the price range set forth on the cover page of this prospectus.

        The number of shares of common stock to be outstanding after this offering excludes:

  •
  1,303,930 shares of common stock issuable upon the exercise of options outstanding as of January 31, 2014 at a weighted-average exercise price of $0.75 per share;

  •
  983,891 shares of common stock issuable upon exercise of warrants outstanding as of January 31, 2014 at an weighted-average exercise price of $3.77 per share, which warrants prior to the closing of this offering are exercisable to purchase shares of our preferred stock; and

  •
  additional shares of common stock available for future issuance under our equity incentive plans as of January 31, 2014.

        Unless otherwise indicated, all information in this prospectus assumes:

  •
  the automatic conversion of all outstanding shares of our redeemable convertible preferred stock, including accrued dividends, upon the closing of this offering into an aggregate of 26,699,856 shares of common stock, assuming the closing of this offering occurs on January 31, 2014;

  •
  the automatic conversion of all outstanding obligations under our outstanding convertible notes, including accrued interest, upon the closing of this offering into an aggregate of            shares of common stock at the assumed initial offering price of $            per share, the midpoint of the price range set forth on the cover page of this prospectus, and assuming the closing of this offering occurs on January 31, 2014;

  •
  no exercise of the above-described outstanding options or warrants;

  •
  the filing of our amended and restated certificate of incorporation upon the closing of this offering and the effectiveness of our amended and restated by-laws upon the effectiveness of the registration statement of which this prospectus is a part; and

  •
  no exercise by the underwriters of their option to purchase up to            additional shares of common stock.

        In addition, unless otherwise indicated, all information in this prospectus reflects a 1-for-            reverse stock split of our common stock, which became effective              2014.

 SUMMARY FINANCIAL DATA

        Since our inception, we have devoted substantially all of our efforts to business planning, clinical development, commercial and business development and raising capital. We have not generated revenues and, accordingly, are considered to be in the development stage as defined in the Development Stage Enterprise Topic under the FASB Accounting Standards Codification.

        You should read the following summary financial data together with the "Capitalization," "Selected Financial Data" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" sections of this prospectus and our financial statements and the related notes appearing at the end of this prospectus. We have derived the statement of operations data for the years ended December 31, 2012 and 2013 and balance sheet data as of December 31, 2013 from our audited financial statements appearing at the end of this prospectus. Our historical results for any prior period are not necessarily indicative of results expected in any future period.

	Year Ended December 31,
	2012	2013
	(In thousands, except share and per share data)
Statement of operations data:
Operating expenses:
Research and development	$13,912	$20,140
General and administrative	1,793	2,593

Total operating expenses	15,705	22,733

Operating loss	(15,705)	(22,733)
Interest income	1	—
Interest expense	(2,845)	(2,654)

Net loss	(18,549)	(25,387)
Accretion of redeemable convertible preferred stock to redemption value	(3,978)	(4,885)
Net loss attributable to common stockholders	$(22,527)	$(30,272)

Basic and diluted net loss attributable to common stockholders per share	$(61.49)	$(82.63)

Weighted-average common stock outstanding—basic and diluted	366,333	366,333

Pro forma net loss per share—basic and diluted (unaudited)(1)		$(1.06)

Pro forma weighted-average shares outstanding (unaudited)(1)		23,917,460

(1)
The calculations for the unaudited pro forma net loss per share—basic and diluted assume the conversion of all our outstanding shares of convertible preferred stock into shares of our common stock as if the conversion had occurred at the beginning of the period presented, or the issuance date, if later, and excludes the assumed conversion to common stock of our convertible promissory notes upon closing of this offering.

        The unaudited pro forma balance sheet data set forth in the table below give effect to:

  •
  the automatic conversion of all outstanding shares of our redeemable convertible preferred stock, including accumulated accrued dividends, upon the closing of this offering into an aggregate of            shares of common stock; and

  •
  the issuance of convertible notes in the aggregate principal amount of $5.0 million on January 3, 2014 and January 29, 2014, and the automatic conversion of all outstanding obligations under such outstanding convertible notes, including accrued interest, upon the closing of the offering into an aggregate of            shares of common stock at the assumed initial offering price of $            per share, the midpoint of the price range set forth on the cover of this prospectus.

        The unaudited pro forma as adjusted balance sheet data set forth in the table below give further effect to the receipt by us of net proceeds of $             million from the sale of            shares of common stock in this offering at an assumed initial public offering price of $            per share, the midpoint of the price range set forth on the cover of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

	As of December 31, 2013
	Actual	Pro Forma	Pro Forma As Adjusted
	(In thousands)
Balance sheet data:
Cash and cash equivalents	$81	$	$
Total assets	587
Short-term debt	1,973
Long-term debt	8,224
Redeemable convertible preferred stock	75,087
Deficit accumulated during the development stage	(98,328)
Total stockholders' equity (deficit)	(91,583)

        Each $1.00 increase (decrease) in the assumed initial public offering price of $            per share, the midpoint of the price range set forth on the cover of this prospectus, would increase (decrease) each of cash and cash equivalents, total assets and total stockholders' equity on a pro forma as adjusted basis by approximately $             million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase (decrease) of one million shares offered by us would increase (decrease) the net proceeds to us from this offering by approximately $             million, assuming the assumed initial public offering price remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. The pro forma as adjusted information discussed above is illustrative only and will depend on the actual public offering price and other terms of this offering determined at pricing.

RISK FACTORS

        Investing in our common stock involves a high degree of risk. Before you invest in our common stock, you should carefully consider the following risks, as well as general economic and business risks, and all of the other information contained in this prospectus. Any of the following risks could have a material adverse effect on our business, operating results and financial condition and cause the trading price of our common stock to decline, which would cause you to lose all or part of your investment. When determining whether to invest, you should also refer to the other information contained in this prospectus, including our financial statements and the related notes thereto.

Risks Related to the Clinical Development and Commercialization of REXTORO

We depend entirely on the success of one product candidate for T-replacement therapy in men, REXTORO, for which regulatory approval is pending. We cannot be certain that REXTORO will receive regulatory approval or, if it does receive regulatory approval, that we will be able to successfully commercialize REXTORO.

        We currently have only one product candidate, and our business currently depends entirely on our ability to obtain regulatory approval for and successfully commercialize it in a timely manner. We have no drug products for sale currently and may never be able to develop marketable drug products. The research, testing, manufacturing, labeling, approval, sale, marketing and distribution of drug products are subject to extensive regulation by the FDA and other regulatory authorities in the United States and other countries, which regulations differ from country to country. We are not permitted to market REXTORO in the United States until we receive approval of an NDA from the FDA, or in any foreign countries until we receive the requisite approval from the applicable regulatory authorities in such countries. On January 3, 2014, we submitted an NDA to the FDA for REXTORO based on data from our two Phase 3 studies. We expect the FDA to notify us that it has accepted the NDA for review in March 2014. At that time, we expect the FDA will assign a November 2014 Prescription Drug User Fee Act, or PDUFA, which is the goal date for the FDA to complete its review of the REXTORO NDA, unless such date is extended by the FDA. Obtaining approval of the NDA is an uncertain process, and the FDA may delay, limit or deny approval of REXTORO for many reasons, including:

  •
  the NDA is insufficient to allow approval of REXTORO;

  •
  we may not be able to demonstrate that REXTORO is safe and effective as a T-replacement therapy to the satisfaction of the FDA;

  •
  if our NDA is reviewed by an advisory committee, the FDA may have difficulties scheduling an advisory committee meeting in a timely manner or the advisory committee may recommend against approval of our application or may recommend that the FDA require, as a condition of approval, additional preclinical studies or clinical trials, limitations on approved labeling or distribution and use restrictions;

  •
  the FDA may change its approval policies, including the efficacy guidelines or safety targets that the FDA communicated to us in 2009 and has historically used as the basis for approving NDAs for other T-replacement therapies, or adopt new regulations;

  •
  the FDA may require that we conduct additional clinical, nonclinical, manufacturing validation or drug product quality studies, and submit those data before it will consider or reconsider the NDA;

  •
  the results of our clinical trials may not meet the level of statistical or clinical significance required by the FDA for marketing approval;

  •
  the FDA may be concerned with the treatment-related adverse events observed in our clinical trials, including the four instances of cardiovascular serious adverse events in trial subjects who received REXTORO;

  •
  the FDA may be concerned with changes in biomarkers observed in REXTORO treated patients, including levels of dihydrotestosterone, or DHT, prostate-specific antigen, or PSA, red blood cells, or hematocrit, and HDL as well as changes in other cardiovascular biomarkers;

  •
  the FDA may not find the data from preclinical studies and clinical trials sufficient to demonstrate that REXTORO's clinical and other benefits outweigh its safety risks;

  •
  the FDA may disagree with the number, design, size, conduct or implementation of our clinical trials;

  •
  the FDA may require development of a risk evaluation and mitigation strategy, or REMS, as a condition of approval;

  •
  the FDA may not accept data generated at our clinical laboratories or trial sites;

  •
  the FDA may require additional information on the environmental impact of testosterone undecanoate, or TU; or

  •
  the FDA may identify deficiencies in the manufacturing processes or facilities of Catalent Pharma Solutions, LLC, or Catalent, our exclusive REXTORO softgel capsules manufacturer, our two suppliers of TU, Zhejiang Xianju Pharmaceutical Co., LTD, or Xianju, and Pfizer CentreSource, or Pfizer, or any other party in the REXTORO production supply chain.

        The FDA may determine that our Phase 3B clinical trial results, in which peak T concentrations in 3% of treated men exceeded the FDA's maximum safety target of 2,500 ng/dL, in which other peak T concentration targets were exceeded and in which we just satisfied the FDA guidelines for efficacious T-replacement therapy, which is at least 75% of evaluable subjects with a serum T in the normal range, are not sufficient for marketing approval. While the NDA is pending, and at the FDA's request, we are currently conducting our Phase 4 12-month safety extension trial of subjects who successfully completed our Phase 3A trial for additional safety monitoring. Following the expected last dosing in our Phase 4 trial during April or May 2014, we will submit the results as a safety update to the FDA. Approval of the NDA may be delayed if the FDA requires additional time to study the safety of REXTORO or if our safety data is not sufficient to satisfy the FDA.

If T-replacement therapies are found, or are perceived, to create health risks, the FDA may not approve, or may delay any approval of, our NDA. Even if our NDA is approved, physicians and patients may be deterred from prescribing and using T-replacement therapies, which could depress demand for REXTORO and compromise our ability to successfully commercialize REXTORO.

        Recent publications have suggested potential health risks associated with T-replacement therapy, such as increased cardiovascular disease risk, including increased risk of heart attack or stroke, fluid retention, sleep apnea, breast tenderness or enlargement, increased red blood cells, development of clinical prostate disease, including prostate cancer, and the suppression of sperm production. These potential health risks are described in various articles, including the following publications:

  •
  a 2014 publication in PLOS ONE, which found that, compared to the one year prior to beginning T-replacement therapy, the risk of heart attack doubled 90 days after the start of T deficiency treatment in older men regardless of their history of heart disease and was two to three times higher in men younger than 65 with a history of heart disease;

  •
  a 2013 publication in the Journal of the American Medical Association, which reported that hypogonadal men receiving T-replacement therapy developed a 30% increase in the risk of stroke, heart attack and death; and

  •
  a 2013 publication in BMC Medicine, which concluded that exogenous T increased the risk of cardiovascular-related events, particularly in trials not funded by the pharmaceutical industry.

        Prompted by these events, the FDA announced on January 31, 2014 that it will investigate the risk of stroke, heart attack, and death in men taking FDA-approved testosterone products. The FDA asked health care professionals and patients to report side effects involving prescription testosterone products to the agency.

        Following the FDA's announcement, the Endocrine Society, a professional medical organization, released a statement in February 2014 in support of further studies regarding the risks and benefits of FDA-approved T-replacement products for men with age-related T deficiency. Specifically, the Endocrine Society noted that large-scale randomized controlled trials are needed to determine the risks and benefits of T-replacement therapy in older men. In addition, the Endocrine Society recommended that patients should be informed of the potential cardiovascular risks in middle-aged and older men associated with T-replacement therapies. Also following the FDA's announcement, Public Citizen, a consumer advocacy organization, petitioned the FDA to add a "black box" warning about the increased risks of heart attacks and other cardiovascular dangers to the product labels of all T-replacement therapies. In addition, this petition urged the FDA to delay its decision date on approving Aveed, a T-injectable developed by Endo.

        It is possible that the FDA's evaluation and further studies on the effects of T-replacement therapies could demonstrate these or other health risks or that the FDA could delay acting upon our NDA until these or other similar studies are complete, could impose additional requirements that could delay our approval process, such as the appointment of an advisory committee, or could decide not to approve our NDA at all. During our clinical trials, we did not collect safety data for REXTORO comparing it to a placebo control group but only to other approved T-replacement products. In our clinical trials, we observed four cases of cardiovascular serious adverse events in treated men and identified increased levels of cardiovascular biomarkers known to be associated with increased cardiovascular risk. If, following its evaluation, the FDA concludes that men using FDA-approved T-replacement therapies face serious cardiovascular risks, it may take actions against T-replacement products generally, which could impact us adversely in a variety of ways, including that the FDA could:

  •
  require additional safety studies before approving REXTORO;

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  mandate that certain warnings or precautions be included in our product labeling;

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  require that our product carry a "black box warning";

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  limit use of REXTORO to certain populations, such as men under a specified age or men without specified conditions;

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  direct us to submit a REMS as part of our NDA to help ensure that the benefits of our product outweigh the potential risks; and

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  require that we conduct post-marketing studies, potentially including registry, epidemiology or cardiovascular outcomes studies.

        Demonstrated T-replacement therapy safety risks, as well as negative publicity about the risks of hormone replacement therapy, including T-replacement, could hurt sales of and impair our ability to successfully commercialize REXTORO, if approved. In the interim, the FDA's evaluation could also impact the timing with respect to its decision on our NDA.

        We also observed in our clinical trials a greater decrease in HDL cholesterol in men treated with REXTORO compared to men treated with T-gel. All T-replacement therapies are known to reduce HDL cholesterol to some extent, but if the FDA or physicians conclude that the risk of depressed HDL is greater with REXTORO, our ability to gain regulatory approval of REXTORO and, if it is approved, its market acceptance could be compromised.

Even if REXTORO receives marketing approval, it may still face future development and regulatory difficulties, and we will be subject to post-marketing regulatory requirements.

        Even if we obtain marketing approval for REXTORO as a T-replacement therapy, regulatory authorities may still impose significant restrictions on REXTORO's indicated uses or marketing or impose ongoing requirements for potentially costly post-approval studies. If we or a regulatory agency discover previously unknown problems with REXTORO, such as adverse events of unanticipated severity or frequency, a regulatory agency may impose restrictions on REXTORO including withdrawal of marketing approval. REXTORO will also be subject to ongoing FDA requirements governing the labeling, packaging, storage, advertising and promotion of the product and recordkeeping and submission of safety and other post-market information. The FDA has significant postmarket authority, including, for example, the authority to require labeling changes based on new safety information and to require postmarket studies or clinical trials to evaluate serious safety risks related to the use of a drug. The FDA also has the authority to require, as part of an NDA, the submission of a REMS. A REMS plan could, for example, limit prescribing to certain physicians or medical centers that have undergone specialized training, limit treatment to patients who meet certain safe-use criteria or require treated patients to enroll in a registry. Any REMS required by the FDA may lead to increased costs to assure compliance with new post-approval regulatory requirements and potential requirements or restrictions on the sale of approved products, all of which could lead to lower sales volume and revenue.

        Manufacturers of drug products and their facilities are subject to continual review and periodic inspections by the FDA and other regulatory authorities for compliance with current Good Manufacturing Practice, or cGMP, and other regulations. In addition, if we or a regulatory agency discover previously unknown problems with the facility where REXTORO is manufactured, including the Florida facility where we expect Catalent will manufacture REXTORO, a regulatory agency may impose restrictions on REXTORO, the manufacturer or us, including requiring withdrawal of REXTORO from the market or suspension of manufacturing. If we or the operators of the manufacturing facilities for REXTORO fail to comply with applicable regulatory requirements, a regulatory agency may:

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  issue warning letters or notice of violation letters;

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  seek an injunction or impose civil or criminal penalties or monetary fines;

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  suspend or withdraw marketing approval;

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  suspend any ongoing clinical trials;

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  refuse to approve pending applications or supplements to applications submitted by us;

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  suspend or impose restrictions on operations, including costly new manufacturing requirements; or

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  seize or detain products, refuse to permit the import or export of products, or request that we initiate a product recall.

        If REXTORO is approved but we are subject to adverse regulatory action after we receive marketing approval, the occurrence of such an event or penalty described above may inhibit or diminish our ability to commercialize REXTORO and generate revenue.

If we receive marketing approval for REXTORO, our ability to successfully commercialize and generate significant revenue from its sales will depend on achieving broad market acceptance.

        The commercial success of REXTORO, if approved by the FDA or other regulatory authorities, will depend upon the awareness of REXTORO and acceptance of REXTORO by the medical community, including physicians, patients and healthcare payors. The degree of market acceptance for REXTORO, if approved, will depend on a number of factors, including:

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  the relative convenience and ease of administration of REXTORO, including as compared to other T-replacement therapies;

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  limitations or warnings contained in the labeling approved for REXTORO by the FDA;

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  the prevalence and severity of any adverse side effects;

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  perceptions in the marketplace regarding the safety of T-replacement therapies, including as a result of the FDA announcing that it will review the risk of stroke, heart attack or death in men taking FDA-approved T-replacement therapies, the results of this review and news coverage of these developments;

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  the availability of generic and branded alternative treatments, including a number of competitive T-replacement therapies already approved or expected to be commercially launched in the near future, as well as other oral T-replacement therapies;

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  the pricing and cost effectiveness, including the impact of any generic T-replacement products;

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  distribution and use restrictions imposed by the FDA or agreed to by us as part of a mandatory REMS or voluntary risk management plan;

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  the adequacy and effectiveness of our planned specialty sales force;

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  the effectiveness of our or any future partners' sales and marketing strategies;

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  our ability to increase awareness of REXTORO through marketing efforts;

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  our ability to obtain third-party coverage and adequate reimbursement; and

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  the willingness of patients to pay out-of-pocket in the absence of third-party coverage or adequate reimbursement.

        If REXTORO is approved but does not achieve an adequate level of acceptance by physicians, healthcare payors and patients, we may not generate sufficient revenue from REXTORO and we may never become or remain profitable. In addition, our efforts to educate the medical community and third-party payors on the benefits of REXTORO may require significant resources and may never be successful.

Our market is subject to intense competition. If we are unable to compete effectively, our opportunity to generate revenue from the sale of REXTORO will be impaired.

        The T-replacement therapies market is highly competitive and dominated by the sale of T-gels, which accounted for 89% of U.S. sales in the T-replacement therapies market in 2013. Our success will depend, in part, on our ability to obtain and retain an appreciable share of the market. Potential competitors in North America, Europe and elsewhere include major pharmaceutical companies, specialty pharmaceutical companies, biotechnology firms and other drug discovery organizations. Other pharmaceutical companies may develop oral T-replacement therapies that would compete with REXTORO, if approved, that do not infringe the claims of our pending patent applications or other proprietary rights, and these therapies may have competitive advantages over REXTORO. For example, because T is not a patented compound and is commercially available to third parties, it is possible that competitors may design methods of T administration that would be outside the scope of the claims of our issued patents and patent applications. This would enable their products to compete with REXTORO.

        T-replacement therapies currently on the market that would compete with REXTORO, if approved, include the following:

  •
  T-gels, such as AndroGel, marketed by AbbVie Inc., or AbbVie; Testim®, marketed by Auxilium Pharmaceuticals, Inc., or Auxilium; Axiron®, a metered dose lotion marketed by Eli Lilly and Company, or Lilly; and Fortesta®, marketed by Endo Pharmaceuticals Inc., or Endo, in the United States;

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  generic T-injectables;

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  oral methyl-T;

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  transdermal patches, such as Androderm®, marketed by Actavis, Inc.;

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  buccal patches, such as Striant®, marketed by Auxilium; and

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  implanted subcutaneous pellets, such as Testopel®, marketed by Auxilium.

        Several other pharmaceutical companies have T-replacement therapies, including oral formulations, and other therapies that are either pending approval of an NDA or in clinical development, which may be approved for marketing in the United States or outside of the United States. Based on publicly available information, we believe that current therapies in development that would be competitive with REXTORO include:

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  Aveed, a long-acting T-injectable developed by Endo, which has a February 28, 2014 PDUFA date on its NDA, and CompleoTRT, a bioadhesive intranasal T-gel product developed by Trimel Pharmaceuticals Corporation, which has a May 28, 2014 PDUFA date on its NDA;

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  an oral TU formulation being developed by Lipocine Inc., or Lipocine, for which Lipocine announced that the first patient was dosed in its Phase 3 study in February 2014;

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  Androxal, a selective estrogen receptor modulator oral therapy in Phase 3 development being developed by Repros Therapeutics Inc., or Repros, that is designed to restore normal T production in males rather than externally replacing T like current therapies and drugs under development, for which Repros recently completed additional Phase 3 safety studies and announced that it does not expect that it will be conducting any further safety studies prior to submitting its NDA for Androxal by the end of 2014;

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  a pro-liposomal formulation of T in Phase 2 development being developed by TesoRx LLC; and

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  a phytosterol-based oral T formulation in Phase 1 development by SOV Therapeutics, Inc.

        In addition, Andriol, an oral TU formulation, has been marketed by Merck & Co, Inc. in Europe or other international markets since the early 1970s, but is not approved in the United States.

        Many of our potential competitors have substantially greater financial, technical and human resources than we do and significantly greater experience in the discovery and development of drug candidates, obtaining FDA and other marketing approvals of products and the commercialization of those products. Accordingly, our competitors may be more successful than we may be in obtaining FDA approval for drugs and achieving widespread market acceptance. Our competitors' drugs may be more effective, less expensive or more effectively marketed and sold than REXTORO and may render REXTORO obsolete or non-competitive before we can recover the expenses of developing and commercializing it. We anticipate that we will face intense and increasing competition as new drugs, both generic and branded, enter the market and advanced technologies become available.

Several companies have obtained final or tentative approval for Section 505(b)(2) NDAs that cite existing T-gel products as their listed drugs, and several other companies have filed ANDAs seeking approval for generic versions of existing T-gels. The entrance of any generic T-gel into the market might create downward pricing pressure on all T-replacement therapies and therefore could hurt our business.

        Three Section 505(b)(2) NDAs citing to approved T-gel products have either been approved or obtained tentative approval from the FDA for marketing in the United States. Teva Pharmaceuticals USA, or Teva, and Perrigo Israel Pharmaceuticals Ltd, or Perrigo, have obtained approval from the FDA to market T-gel products in the United States that are versions of AndroGel 1%. In addition, Upsher-Smith Laboratories, Inc., or Upsher-Smith, recently received tentative FDA approval to market its T-gel product, a version of Auxilium's Testim 1%, in the United States. Prior to receiving the FDA's tentative approval, the United States District Court for the District of Delaware granted Upsher-Smith's motion for summary judgment that its T-gel product does not infringe any of the patents held by Auxilium on Testim 1%. Auxilium has since filed a notice of appeal to the United States Court of Appeals for the Federal Circuit, and the ultimate outcome of this dispute remains uncertain. The formulations of these Section 505(b)(2) products differ from the products they reference, and the FDA has not yet determined whether the Perrigo and Teva products can be substituted for AndroGel 1%, or the Upsher-Smith product, once it obtains final approval, can be substituted for Testim 1%.

        Moreover, several companies have filed Abbreviated New Drug Applications, or ANDAs, seeking approval for generic versions of existing T-gels. For example, in May 2003, Actavis and Par Pharmaceutical Companies, Inc., or Par, filed ANDAs with the FDA seeking approval for generic versions of AndroGel 1%. In response to these ANDAs, AbbVie, the marketer of AndroGel 1%, filed patent infringement lawsuits against these two companies to block the approval and marketing of the generic products. In 2006, all the subject companies reached an agreement pursuant to which Actavis agreed not to bring a generic version of AndroGel 1% to the market until August 2015, and Par agreed not to bring a generic version to market until February 2016. The U.S. Federal Trade Commission has questioned the legality of such so-called pay-to-delay agreements, and the Supreme Court ruled in June 2013 that such agreements may not be valid. The impact of this ruling on the agreements between AbbVie and Actavis and Par, as well as the timing and eventual marketing of generic versions of their respective products, is uncertain at this point. Furthermore, in April 2013, Actavis announced that it had filed an ANDA seeking approval to market a generic version of AndroGel 1.62%. AbbVie, which also markets AndroGel 1.62%, has since filed a patent infringement lawsuit against Actavis to prevent Actavis from commercializing this higher concentration generic T-gel product.

        Additionally, there are several other ANDAs for generic T-gels that have been filed and there is ongoing litigation with each of these ANDAs. If Upsher-Smith's version of Testim gains final FDA approval or generic T-gel products become available in the market, governmental and other pressures to reduce pharmaceutical costs may result in physicians writing prescriptions for generic T-gels as opposed to branded T-gels or other T-replacement therapies, including REXTORO, if approved. The entrance of any generic T-gel into the market might cause downward pressure on the pricing of all T-replacement therapies, and which could negatively affect the level of sales and price at which we could sell REXTORO.

        The introduction of generic T-gels may also affect the reimbursement policies of government authorities and third-party payors, such as private health insurers and health maintenance organizations. These organizations determine which medications they will pay for and establish reimbursement levels. Cost containment is a primary concern in the U.S. healthcare industry and elsewhere. Government authorities and these third-party payors have attempted to control costs by limiting coverage and the amount of reimbursement for branded medications when there is a generic version available. If generic T-gels are available in the market, that may create an additional obstacle to the availability of coverage and reimbursement for REXTORO or lead to reduction in the level of such reimbursement, and our ability to generate revenue could be compromised.

We face potential product liability exposure, and, if claims are brought against us, we may incur substantial liability.

        The use of REXTORO in past clinical trials and the sale of REXTORO, if approved, expose us to the risk of product liability claims. Product liability claims might be brought against us by patients, healthcare providers or others selling or otherwise coming into contact with REXTORO. If we cannot successfully defend ourselves against product liability claims, we could incur substantial liabilities. In addition, regardless of merit or eventual outcome, product liability claims may result in:

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  substantial monetary awards to patients from our clinical trials or other claimants;

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  decreased demand for REXTORO following marketing approval;

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  damage to our business reputation and exposure to adverse publicity;

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  increased FDA warnings on product labels;

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  costs of related litigation;

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  distraction of management's attention from our primary business;

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  loss of revenue; and

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  the inability to successfully commercialize REXTORO, if approved.

        In addition, product liability claims may be brought against pharmaceutical companies based on the FDA's recent safety announcement concerning T-replacement therapies and its evaluation of the cardiovascular safety risks posed by T-replacement products. For example, in early 2014 numerous lawsuits were filed against AbbVie, the maker of AndroGel, alleging that the plaintiffs suffered from life-threatening cardiac events after using its T-gel product. The lawsuits include a number of allegations, including that AbbVie failed to adequately warn patients of possible risks associated with the use of AndroGel. The lawsuits seek compensatory and punitive damages.

        We have obtained product liability insurance coverage for our clinical trials with a $5.0 million annual aggregate coverage limit and, if and when we obtain marketing approval for REXTORO, we intend to expand our insurance coverage to include the sale of commercial products. However, our insurance coverage may not be sufficient to reimburse us for any expenses or losses we may suffer. Moreover, insurance coverage is becoming increasingly expensive, and, in the future, we may not be able to maintain or obtain insurance coverage at a reasonable cost or in sufficient amounts to protect us against losses due to liability. On occasion, large judgments have been awarded in class action lawsuits based on drugs that had side effects. The cost of any product liability litigation or other proceedings, even if resolved in our favor, could be substantial. A product liability claim or series of claims brought against us could cause our stock price to decline and, if we are unsuccessful in defending such a claim or claims and the resulting judgments exceed our insurance coverage, our financial condition, business and prospects could be materially adversely impacted.

The FDA and other regulatory agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses. If we are found to have improperly promoted off-label uses, we may become subject to significant liability.

        The FDA and other regulatory agencies strictly regulate the promotional claims that may be made about therapeutic products. In particular, a product may not be promoted for uses that are not approved by the FDA or such other regulatory agencies as reflected in the product's approved labeling. Our NDA is only requesting approval of REXTORO as a T-replacement therapy for men suffering from T deficiency and the associated medical conditions of hypogonadism. If we receive marketing approval for REXTORO, physicians may nevertheless prescribe REXTORO to their patients in a manner that is inconsistent with the approved label. If we are found to have promoted such off-label uses, we may become subject to significant liability. The federal government has levied large civil and criminal fines against companies for alleged improper promotion and has enjoined several companies from engaging in off-label promotion. The FDA has also requested that companies enter into consent decrees or permanent injunctions under which specified promotional conduct is changed or curtailed.

If we are unable to establish sales and marketing capabilities or enter into agreements with third parties to market and sell REXTORO, we may be unable to generate any revenue.

        We do not currently have an organization for the sales, marketing and distribution of pharmaceutical products. In order to market REXTORO, if approved by the FDA or any other regulatory body, we must build our sales, marketing, managerial and other non-technical capabilities or make arrangements with third parties to perform these services. If we are unable to establish adequate sales, marketing and distribution capabilities, whether independently or with third parties, our ability to successfully commercialize REXTORO and generate revenue will be seriously impaired.

        We intend to establish a specialty sales force to promote REXTORO to endocrinologists and urologists, as well as high-prescribers of T-replacement therapies among primary care physicians, or PCPs, in the United States, if we obtain FDA marketing approval. We cannot be sure that we will be able to hire a sufficient number of sales representatives or that they will be effective at promoting REXTORO. In addition, we will need to commit significant additional management and other resources to establish and grow our sales organization, some of which will be committed before any FDA decision on our NDA for REXTORO. We may not be able to achieve the necessary development and growth in a cost-effective manner or realize a positive return on our investment. We will also have to compete with other pharmaceutical companies to recruit, hire, train and retain sales and marketing personnel. In addition, following commercial launch of REXTORO, if approved, we expect to evaluate partnership or co-promotion arrangements with established pharmaceutical companies that have PCP-focused sales forces or contract with an outside sales force to achieve broader penetration into the U.S. PCP market, which may prove costly or difficult to implement. If we are unable to establish or grow our sales force, or enter into agreements with third parties that have existing sales forces, we will not be able to successfully commercialize REXTORO and our ability to generate revenue will be impaired.

Even if we obtain marketing approval for REXTORO, physicians and patients using T-gels or other T-replacement therapies may choose not to switch to our product.

        Physicians often show a reluctance to switch their patients from existing drug products even when new and potentially more effective and convenient treatments enter the market. Patients also often acclimate to the brand or type of drug product that they are currently taking and do not want to switch unless their physicians recommend switching products or they are required to switch drug treatments due to lack of coverage and reimbursement for existing drug treatments. In addition, men who are currently tolerating their current T-replacement therapy may not want to switch to a new product, including our product, particularly if the FDA concludes that there are serious cardiovascular risks associated with T-replacement therapies following its recently announced evaluation. The existence of either or both of physician or patient reluctance in switching to REXTORO, if approved, would depress demand for REXTORO and compromise our ability to successfully commercialize it.

If coverage and reimbursement for REXTORO are limited, it may be difficult for us to profitably sell REXTORO, if approved.

        Market acceptance and sales of REXTORO will depend, in part, on coverage and reimbursement policies and may be affected by healthcare reform measures. Government authorities and other third-party payors, such as private health insurers and health maintenance organizations, determine which medications they will cover and establish reimbursement levels. Cost containment is a primary concern in the U.S. healthcare industry and elsewhere. Government authorities and other third-party payors have attempted to control costs by limiting coverage and the amount of reimbursement for particular medications. We cannot be sure that coverage and reimbursement will be available for REXTORO and, if reimbursement is available, what the level of such reimbursement will be. Limitations on coverage and reimbursement may impact the demand for, or the price of, REXTORO. If coverage is not available or reimbursement is available only at limited levels, we may not be able to successfully commercialize REXTORO.

        There may be significant delays in obtaining coverage and reimbursement for newly approved drugs, and coverage may be more limited than the indications for which the drug is approved by the FDA or comparable foreign regulatory authorities. Moreover, eligibility for coverage and reimbursement does not imply that a drug will be paid for in all cases or at a rate that covers our costs, including research, development, manufacture, sale and distribution expenses. Interim reimbursement levels for new drugs, if applicable, may also not be sufficient to cover our costs and may only be temporary. Reimbursement rates may vary according to the use of the drug and the clinical setting in which it is used, may be based on reimbursement levels already set for lower cost drugs and may be incorporated into existing payments for other services. Net prices for drugs may be reduced by mandatory discounts or rebates required by government healthcare programs or private payors and by any future relaxation of laws that presently restrict imports of drugs from countries where they may be sold at lower prices than in the United States. Our inability to promptly obtain coverage and profitable reimbursement rates from both government-funded and private payors for REXTORO could hinder our ability to recoup our investment even if REXTORO obtains marketing approval.

        The regulations that govern marketing approvals, coverage, and reimbursement for new drug products vary widely from country to country. In some foreign countries, particularly Canada and European countries, the pricing of prescription pharmaceuticals is subject to strict governmental control. In these countries, pricing negotiations with governmental authorities can take six to 12 months or longer after the receipt of regulatory approval and product launch. In many countries, the pricing review period begins after marketing or product licensing approval is granted. In some foreign markets, prescription pharmaceutical pricing remains subject to continuing governmental control even after initial approval is granted. To obtain favorable coverage and reimbursement for the indications sought or pricing approval in some countries, we may be required to conduct a clinical trial that compares the cost-effectiveness of REXTORO to other available therapies. If coverage for REXTORO is unavailable in any country in which coverage and reimbursement are sought, or reimbursement for REXTORO is limited in scope or amount, or if pricing is set at unsatisfactory levels, our ability to generate revenue from REXTORO will be diminished.

        There can be no assurance that REXTORO, if it is approved for sale in the United States or in other countries, will be considered medically reasonable and necessary for a specific indication, that it will be considered cost-effective by third-party payors, that coverage and an adequate level of reimbursement will be available, or that third-party payors' reimbursement policies will not adversely affect our ability to sell REXTORO profitably.

Even if we receive marketing approval for REXTORO in the United States, we may never receive regulatory approval to market REXTORO outside of the United States.

        We have not commenced the regulatory approval process in any foreign countries. In order to market any products outside of the United States, we must establish and comply with numerous and varying regulatory requirements of other countries regarding safety and efficacy. Approval procedures vary among countries and can involve additional product candidate testing and additional administrative review periods. The time required to obtain approvals in other countries might differ from that required to obtain FDA approval. The marketing approval process in other countries may include all of the risks detailed above regarding FDA approval in the United States as well as other risks. In particular, in many countries outside of the United States, products must receive pricing and reimbursement approval before the product can be commercialized. This can result in substantial delays in such countries. Marketing approval in one country does not ensure marketing approval in another, but a failure or delay in obtaining marketing approval in one country may have a negative effect on the regulatory process in others. Failure to obtain marketing approval in other countries or any delay or setback in obtaining such approval would impair our ability to market REXTORO in such foreign markets. Any such impairment would reduce the size of our potential markets, which could diminish our ability to generate revenues. We have not yet selected any markets outside of the United States to seek regulatory approval to market REXTORO and we have not commenced any foreign regulatory activities. We expect to consider strategic partners to assist in obtaining marketing approval for, and commercialization of, REXTORO outside of the United States.

REXTORO is our only product candidate in development. If we fail to successfully commercialize REXTORO, we may need to acquire additional product candidates and our business may be impaired.

        We have never commercialized any product candidates and do not have any other compounds beyond REXTORO in clinical testing, pre-clinical testing, lead optimization or lead identification stages. We cannot be certain that REXTORO will prove to be sufficiently effective and safe to meet applicable regulatory targets for any indication. Even if REXTORO is approved, if we fail to successfully commercialize REXTORO as a T-replacement therapy, our ability to generate revenue will be impaired and we may need to develop other sources of revenues. If this occurs, we may seek out opportunities to discover, develop, acquire or license additional promising product candidates or drug compounds to expand our product candidate pipeline beyond REXTORO; however, this would constitute a significant change in our strategy and would likely require substantial additional capital. We would also be exposed to numerous additional risks related to our ability to identify, select and acquire the right product candidates and products on terms that are acceptable to us, and there is no guarantee that we would be successful in these efforts.

Recent federal legislation may increase the difficulty and cost for us to commercialize REXTORO, if approved, affect the prices we may obtain, and impair our ability to profitably sell REXTORO, if approved.

        In the United States and some foreign jurisdictions, there have been a number of legislative and regulatory changes and proposed changes regarding the healthcare system that could prevent or delay marketing approval for REXTORO, restrict or regulate post-approval activities and affect our ability to profitably sell REXTORO, if approved. Legislative and regulatory proposals have been made to expand post-approval requirements and restrict sales and promotional activities for pharmaceutical products. We do not know whether additional legislative changes will be enacted, or whether the FDA regulations, targets or interpretations will be changed, or what the impact of such changes on the marketing approvals of REXTORO, if any, may be. In addition, increased scrutiny by the U.S. Congress of the FDA's approval process may significantly delay or prevent marketing approval, as well as subject us to more stringent product labeling and post-marketing testing and other requirements.

        In the United States, the pharmaceutical industry has been significantly affected by legislative initiatives. For example, the Medicare Prescription Drug, Improvement, and Modernization Act of 2003, or the MMA, changed the way Medicare covers and pays for pharmaceutical products. The legislation expanded Medicare coverage for drug purchases by the elderly and introduced a new reimbursement methodology based on average sales prices for drugs. In addition, this legislation authorized Medicare Part D prescription drug plans to use formularies where they can limit the number of drugs that will be covered in any therapeutic class. As a result of this legislation and the expansion of federal coverage of drug products, we expect that there will be additional pressure to contain and reduce costs. These cost reduction initiatives and other provisions of this legislation could decrease the coverage of and the reimbursement rate that we receive for REXTORO, if approved, and could seriously harm our business. While the MMA applies only to reimbursement of drugs under the Medicare program, private payors often follow Medicare coverage policy and payment limitations in setting their own reimbursement rates, and any reduction in reimbursement that results from the MMA may result in a similar reduction in payments from non-governmental payors.

        In March 2010, President Obama signed the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Affordability Reconciliation Act of 2010 or, collectively, the Affordable Care Act, which substantially changes the way healthcare will be financed by both governmental and private insurers, and significantly impacts the pharmaceutical industry. Among the provisions of the Affordable Care Act of importance to our business, including, without limitation, our ability to commercialize, and the prices we may obtain for, REXTORO, if approved for sale, are the following:

  •
  an annual, nondeductible fee on any entity that manufactures or imports specified branded prescription drugs and biologic agents, apportioned among these entities according to their market share in certain government healthcare programs;

  •
  increases in the statutory minimum rebates a manufacturer must pay as a condition to having a drug available for coverage under the Medicaid program;

  •
  expansion of healthcare fraud and abuse laws, including the federal False Claims Act and the federal Anti-Kickback Statute, and the addition of new government investigative powers and enhanced penalties for non-compliance;

  •
  extension of a manufacturer's Medicaid rebate liability to covered drugs dispensed to individuals who are enrolled in Medicaid managed care organizations;

  •
  a Medicare Part D coverage gap discount program, under which a participating manufacturer must agree to offer 50% point-of-sale discounts off negotiated prices of applicable brand drugs to eligible beneficiaries during their coverage gap period, as a condition for the manufacturer's outpatient drugs to be covered under Medicare Part D;

  •
  expansion of eligibility criteria for Medicaid programs by, among other things, allowing states to offer Medicaid coverage to additional individuals and by adding new eligibility categories for certain individuals with income at or below 133% of the federal poverty level beginning in 2014, thereby potentially increasing a manufacturer's Medicaid rebate liability;

  •
  expansion of the entities eligible for discounts under the Public Health Service pharmaceutical pricing program;

  •
  new requirements under the federal Open Payments program and its implementing regulations;

  •
  a new requirement to annually report drug samples that manufacturers and distributors provide to physicians; and

  •
  a new Patient-Centered Outcomes Research Institute to oversee, identify priorities in, and conduct comparative clinical effectiveness research, along with funding for such research.

        In addition, other legislative changes have been proposed and adopted since the Affordable Care Act was enacted. These changes include aggregate reductions to Medicare payments to providers of up to 2% per fiscal year, which went into effect in April 2013. In January 2013, President Obama signed into law the American Taxpayer Relief Act of 2012, which, among other things, reduced Medicare payments to several types of providers and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. The full impact on our business of the Affordable Care Act and other new laws is uncertain but may result in additional reductions in Medicare and other healthcare funding. Nor is it clear whether other legislative changes will be adopted, if any, or how such changes would affect the demand for REXTORO, if approved.

Recent federal legislation and actions by state and local governments may permit re-importation of drugs from foreign countries into the United States, including foreign countries where the drugs are sold at lower prices than in the United States, which could diminish demand for, or affect the prices we can realize for, REXTORO.

        We may face competition for REXTORO, if approved, from lower priced T-replacement therapies from foreign countries that have placed price controls on pharmaceutical products. The MMA contains provisions that may change U.S. importation laws and expand pharmacists' and wholesalers' ability to import lower priced versions of an approved drug and competing products from Canada, where there are government price controls. These changes to U.S. importation laws will not take effect unless and until the Secretary of Health and Human Services certifies that the changes will pose no additional risk to the public's health and safety and will result in a significant reduction in the cost of products to consumers. The Secretary of Health and Human Services has so far declined to make this required certification. Proponents of drug re-importation may attempt to pass legislation that would directly allow re-importation under certain circumstances. Legislation or regulations allowing the re-importation of drugs, if enacted, could decrease the price we receive for REXTORO and adversely affect our future revenues and prospects for profitability.

        A number of federal legislative proposals have been made to implement the changes to the U.S. importation laws without any certification and to broaden permissible imports in other ways. Even if the changes do not take effect, and other changes are not enacted, imports from Canada and elsewhere may continue to increase due to market and political forces, and the limited enforcement resources of the FDA, U.S. Customs and Border Protection and other government agencies. For example, Pub. L. No. 111-83, which was signed into law in October 2009, and provided appropriations for the Department of Homeland Security for the 2010 fiscal year, expressly prohibited U.S. Customs and Border Protection from using funds to prevent individuals from importing from Canada less than a 90-day supply of a prescription drug for personal use, when the drug otherwise complies with the Federal Food, Drug, and Cosmetic Act, or FDCA. Further, several states and local governments have implemented importation schemes for their citizens and, in the absence of federal action to curtail such activities, we expect other states and local governments to launch importation efforts. The importation of foreign products that compete with REXTORO, if approved, could increase competition and compromise our ability to successfully commercialize REXTORO.

Testosterone is a Schedule III substance under the Controlled Substances Act and any failure to comply with this Act or its state equivalents would have a negative impact on our business.

        Testosterone is listed by the U.S. Drug Enforcement Administration, or DEA, as a Schedule III substance under the Controlled Substances Act of 1970. The DEA classifies substances in either Schedule I, II, III, IV or V, with Schedule I substances considered to present the highest risk of substance abuse and Schedule V substances the lowest risk. Entities or individuals handling controlled substances are subject to DEA regulations relating to registration, security, recordkeeping and reporting, manufacturing, storage, distribution, importation and exportation. For example, all regular Schedule III drug prescriptions must be authorized by a physician and may not be refilled more than six months after the date of the original prescription or more than five times unless renewed by the physician.

        Entities must register annually with the DEA to manufacture, distribute, dispense, import, export and conduct research using controlled substances. In addition, the DEA requires entities handling controlled substances to maintain records and file reports, follow specific labeling and packaging requirements, and provide appropriate security measures to control against diversion of controlled substances. Failure to follow these requirements can lead to significant civil and criminal penalties and a revocation of a DEA registration. Individual states also have controlled substances laws. Though state controlled substances laws often mirror federal law, because the states are separate jurisdictions, they may schedule products separately. While some states automatically schedule a drug when the DEA does so, in other states, scheduling requires a rulemaking or legislative action, which could delay commercialization.

        Because of the abuse potential, products containing controlled substances may generate public controversy. As a result, these products may have their marketing approvals withdrawn. Political pressures and adverse publicity could lead to delays in, and increased expenses for, and limit or restrict, the introduction and marketing of REXTORO.

Our current and future relationships with customers and third-party payors in the United States and elsewhere may be subject, directly or indirectly, to applicable anti-kickback, fraud and abuse, false claims, transparency, health information privacy and security, and other healthcare laws and regulations, which could expose us to criminal sanctions, civil penalties, contractual damages, reputational harm, administrative burdens, and diminished profits and future earnings.

        Healthcare providers, physicians and third-party payors in the United States and elsewhere will play a primary role in the recommendation and prescription of REXTORO, if approved. Our future arrangements with third-party payors and customers may expose us to broadly applicable fraud and abuse and other healthcare laws and regulations, including, without limitation, the federal Anti-Kickback Statute and the federal False Claims Act, which may constrain the business or financial arrangements and relationships through which we market, sell and distribute REXTORO, if we obtain marketing approval. In addition, we may be subject to transparency laws and patient privacy regulation by U.S. federal and state governments and by governments in foreign jurisdictions in which we conduct our business. Applicable federal, state, and foreign healthcare laws and regulations that may affect our ability to operate include:

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  the federal Anti-Kickback Statute which prohibits, among other things, persons from knowingly and willfully soliciting, offering, receiving or providing remuneration, directly or indirectly, in cash or in kind, to induce or reward, or in return for, the referral of an individual for the furnishing or arranging for the furnishing, or the purchase, lease or order, or arranging for or recommendation of the purchase, lease or order of any good or service, for which payment may be made under federal healthcare programs such as Medicare and Medicaid;

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  federal civil and criminal false claims laws and civil monetary penalty laws, including the federal False Claims Act, which impose criminal and civil penalties, including through civil whistleblower or qui tam actions, against individuals or entities for knowingly presenting, or causing to be presented, to the federal government, including the Medicare and Medicaid programs, claims for payment that are false or fraudulent or making a false statement to avoid, decrease or conceal an obligation to pay money to the federal government;

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  the federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, which imposes criminal liability for knowingly and willfully executing a scheme to defraud any healthcare benefit program, knowingly and willfully embezzling or stealing from a healthcare benefit program, willfully obstructing a criminal investigation of a healthcare offense or knowingly and willfully making false statements relating to healthcare matters;

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  HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act of 2009, and their respective implementing regulations, which impose obligations on covered healthcare providers, health plans and healthcare clearinghouses as well as their business associates that create, receive, maintain or transmit individually identifiable health information for or on behalf of a covered entity with respect to safeguarding the privacy, security and transmission of individually identifiable health information;

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  new requirements under the federal Open Payments program, which requires manufacturers of drugs, devices, biologics and medical supplies for which payment is available under Medicare, Medicaid or the Children's Health Insurance Program, with certain exceptions, to report annually to the U.S. Department of Health and Human Services information related to "payments or other transfers of value" made to physicians, defined to include doctors, dentists, optometrists, podiatrists and chiropractors, and teaching hospitals. Applicable manufacturers and applicable group purchasing organizations must also report annually to the U.S. Department of Health and Human Services ownership and investment interests held by physicians and their immediate family members. Manufacturers are required to submit reports to the U.S. Department of Health and Human Services beginning in the second quarter of 2014 and the 90th day of each subsequent calendar year, and disclosure of such information will be made by the U.S. Department of Health and Human Services on a publicly available searchable website beginning by September 2014; and

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  analogous state and foreign laws and regulations, such as state anti-kickback and false claims laws, which may apply to sales or marketing arrangements and claims involving healthcare items or services reimbursed by non-governmental third-party payors, including private insurers; state and foreign laws that require pharmaceutical companies to comply with the pharmaceutical industry's voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government or otherwise restrict payments that may be made to healthcare providers; state and foreign laws that require drug manufacturers to report information related to payments and other transfers of value to physicians and other healthcare providers or marketing expenditures; and state and foreign laws that govern the privacy and security of health information in certain circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts.

        Efforts to ensure that our business arrangements with third parties will comply with applicable healthcare laws and regulations could be costly. It is possible that governmental authorities will conclude that our business practices may not comply with current or future statutes, regulations or case law interpreting applicable fraud and abuse or other healthcare laws and regulations. If our operations, including anticipated activities to be conducted by our sales team, are found to be in violation of any of these laws or any other governmental regulations that may apply to us, we may be subject to significant civil, criminal and administrative penalties, including, without limitation, damages, fines, imprisonment, exclusion from participation in government funded healthcare programs, such as Medicare and Medicaid, and the curtailment or restructuring of our operations. If any of the physicians or other healthcare providers or entities with whom we expect to do business is found not to be in compliance with applicable laws, that person or entity may be subject to criminal, civil or administrative sanctions, including exclusions from participation in government funded healthcare programs.

We could be adversely affected by violations of the U.S. Foreign Corrupt Practices Act, or FCPA, and other worldwide anti-bribery laws.

        We are subject to the FCPA, which prohibits companies and their intermediaries from making payments in violation of law to non-U.S. government officials for the purpose of obtaining or retaining business or securing any other improper advantage. We have an ongoing relationship with Xianju, a non-U.S. company, as a third-party supplier of TU and we may commercialize REXTORO outside of the United States in countries where we obtain marketing approval either alone or under a partnership or co-promotion arrangement with a third party. Our significant reliance on a foreign supply of TU demands a high degree of vigilance in preventing our employees and consultants from participation in corrupt activity, because this supplier could be deemed our agent, and we could be held responsible for its actions. The FCPA and similar anti-bribery laws to which we may be subject are complex and far-reaching in nature, and, as a result, we cannot assure you that we would not be required in the future to alter one or more of our practices to be in compliance with these laws or any changes in these laws or the interpretation thereof. Any violations of these laws, or allegations of such violations, could disrupt our operations, involve significant management distraction and involve significant costs and expenses, including legal fees. We could also suffer severe penalties, including criminal and civil penalties, disgorgement, and other remedial measures.

Risks Related to Our Intellectual Property

If we are unable to obtain or protect intellectual property rights related to REXTORO, we may not be able to compete effectively in our market.

        We rely upon a combination of patents, trade secret protection and confidentiality agreements to protect the intellectual property related to REXTORO. The strength of patents in the biotechnology and pharmaceutical field involves complex legal and scientific questions and can be uncertain. The patent applications that we own or in-license may fail to result in issued patents with claims that cover REXTORO in the United States or in other foreign countries. If this were to occur, early generic competition could be expected against REXTORO. There is no assurance that all of the potentially relevant prior art relating to our patents and patent applications has been found, which can invalidate a patent or prevent a patent from issuing based on a pending patent application. In particular, because the active pharmaceutical ingredient in REXTORO has been on the market as separate products for many years, it is possible that these products have previously been used off-label in such a manner that such prior usage would affect the validity of our patents or our ability to obtain patents based on our patent applications. Even if patents do successfully issue, third parties may challenge their validity, enforceability or scope, which may result in such patents being narrowed or invalidated. Furthermore, even if they are unchallenged, our patents and patent applications, may not adequately protect our intellectual property or prevent others from designing around our claims. If the patent applications we hold with respect to REXTORO fail to issue or if their breadth or strength of protection is threatened, it could dissuade companies from partnering with us to commercialize REXTORO. We cannot offer any assurances about which, if any, patents will issue or whether any issued patents will be found not invalid and not unenforceable or will go unthreatened by third parties. Further, if we encounter delays in regulatory approvals, the period of time during which we could market REXTORO under patent protection could be reduced. Since patent applications in the United States and most other countries are confidential for a period of time after filing, and some remain so until issued, we cannot be certain that we were the first to file any patent application related to REXTORO. Furthermore, if third parties have filed such patent applications, an interference proceeding in the United States can be provoked by a third party or instituted by us to determine who was the first to invent any of the subject matter covered by the patent claims of our applications.

        In addition to the protection afforded by patents, we rely on trade secret protection and confidentiality agreements to protect proprietary know-how that is not patentable, processes for which patents are difficult to enforce and any other elements of our drug discovery and development processes that involve proprietary know-how, information or technology that is not covered by patents. Although we expect all of our employees to assign their inventions to us, and all of our employees, consultants, advisors and any third parties who have access to our proprietary know-how, information or technology to enter into confidentiality agreements, we cannot provide any assurances that all such agreements have been duly executed or that our trade secrets and other confidential proprietary information will not be disclosed or that competitors will not otherwise gain access to our trade secrets or independently develop substantially equivalent information and techniques. Further, the laws of some foreign countries do not protect proprietary rights to the same extent or in the same manner as the laws of the United States and Canada. As a result, we may encounter significant problems in protecting and defending our intellectual property both in the United States and abroad. If we are unable to prevent material disclosure of the non-patented intellectual property related to our technologies to third parties, and there is no guarantee that we will have any such enforceable trade secret protection, we may not be able to establish or maintain a competitive advantage in our market and our ability to achieve profitability could be impaired.

We may not be able to protect our intellectual property rights throughout the world.

        Filing, prosecuting and defending patents on REXTORO in all countries throughout the world would be prohibitively expensive, and our intellectual property rights in some countries outside the United States can be less extensive than those in the United States. Further, the laws of some foreign countries do not protect proprietary rights to the same extent or in the same manner as the laws of the United States. Consequently, we may not be able to prevent third parties from practicing our inventions in all countries outside the United States, or from selling or importing products made using our inventions in and into the United States or other jurisdictions. Competitors may use our technologies in jurisdictions where we have not obtained patent protection to develop their own products and further, may export otherwise infringing products to territories where we have patent protection, but enforcement is not as strong as that in the United States. These products may compete with REXTORO and our patents or other intellectual property rights may not be effective or sufficient to prevent them from competing. As a result, we may encounter significant problems in protecting and defending our intellectual property both in the United States and abroad. For example, if the issuance to us, in a given country, of a patent covering an invention is not followed by the issuance, in other countries, of patents covering the same invention, or if any judicial interpretation of the validity, enforceability, or scope of the claims in, or the written description or enablement in, a patent issued in one country is not similar to the interpretation given to the corresponding patent issued in another country, our ability to protect our intellectual property in those countries may be limited. Changes in either patent laws or in interpretations of patent laws in the United States and other countries may materially diminish the value of our intellectual property or narrow the scope of our patent protection. If we are unable to prevent material disclosure of the non-patented intellectual property related to our technologies to third parties, and there is no guarantee that we will have any such enforceable trade secret protection, we may not be able to establish or maintain a competitive advantage in our market, which could hurt our ability to successfully commercialize REXTORO.

        Further, many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents, trade secrets and other intellectual property protection, particularly those relating to pharmaceutical products, which could make it difficult for us to stop the infringement of our patents or marketing of competing products in violation of our proprietary rights generally. Proceedings to enforce our patent rights in foreign jurisdictions could result in substantial costs and divert our efforts and attention from other aspects of our business, could put our patents at risk of being invalidated or interpreted narrowly and our patent applications at risk of not issuing and could provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate and the damages or other remedies awarded, if any, may not be commercially meaningful. Accordingly, our efforts to enforce our intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or license.

Third-party claims of intellectual property infringement may prevent or delay our development and commercialization efforts.

        Our commercial success depends in part on our avoiding infringement of the patents and proprietary rights of third parties. There is a substantial amount of litigation, both within and outside the United States, involving patent and other intellectual property rights in the pharmaceutical industries, including patent infringement lawsuits, interferences, oppositions and inter party reexamination proceedings before the U.S. Patent Office. Numerous U.S. and foreign issued patents and pending patent applications, which are owned by third parties, exist in the fields in which we and our collaborators are developing REXTORO. As the biotechnology and pharmaceutical industries expand and more patents are issued, the risk increases that REXTORO may be subject to claims of infringement of the patent rights of third parties.

        Third parties may assert that we are employing their proprietary technology without authorization. There may be third-party patents or patent applications with claims to materials, formulations, methods of manufacture or methods for treatment related to the use or manufacture of REXTORO. Because patent applications can take many years to issue, there may be currently pending patent applications which may later result in issued patents that REXTORO may infringe. In addition, third parties may obtain patents in the future and claim that use of our technologies infringes upon these patents. If any third-party patents were held by a court of competent jurisdiction to cover the manufacturing process of REXTORO, any molecules formed during the manufacturing process or any final product itself, the holders of any such patents may be able to block our ability to commercialize REXTORO unless we obtained a license under the applicable patents, or until such patents expire. Similarly, if any third-party patent were held by a court of competent jurisdiction to cover aspects of our formulations, processes for manufacture or methods of use, including combination therapy, the holders of any such patent may be able to block our ability to develop and commercialize REXTORO unless we obtained a license or until such patent expires. In either case, such a license may not be available on commercially reasonable terms or at all.

        Parties making claims against us may obtain injunctive or other equitable relief, which could effectively block our ability to further develop and commercialize REXTORO. Defense of these claims, regardless of their merit, would involve substantial litigation expense and would be a substantial diversion of employee resources from our business. In the event of a successful claim of infringement against us, we may have to pay substantial damages, including treble damages and attorneys' fees for willful infringement, obtain one or more licenses from third parties, pay royalties or redesign our infringing product, which may be impossible or require substantial time and monetary expenditure. We cannot predict whether any such license would be available at all or whether it would be available on commercially reasonable terms. Furthermore, even in the absence of litigation, we may need to obtain licenses from third parties to advance our research or allow commercialization, and we have done so from time to time. We may fail to obtain any of these licenses at a reasonable cost or on reasonable terms, if at all. In that event, we would be unable to further develop and commercialize REXTORO, which could harm our business significantly. We cannot provide any assurances that third-party patents do not exist which might be enforced against REXTORO, resulting in either an injunction prohibiting our sales, or, with respect to our sales, an obligation on our part to pay royalties or other forms of compensation to third parties.

We may be involved in lawsuits to protect or enforce our patents, which could be expensive, time consuming and unsuccessful.

        Competitors may infringe our patents. To counter infringement or unauthorized use, we may be required to file infringement claims, which can be expensive and time-consuming. In addition, in an infringement proceeding, a court may decide that a patent of ours is not valid or is unenforceable, or may refuse to stop the other party from using the technology at issue on the grounds that our patents do not cover the technology in question. An adverse result in any litigation or defense proceedings could put one or more of our patents at risk of being invalidated or interpreted narrowly and could put our patent applications at risk of not issuing.

        Interference proceedings provoked by third parties or brought by us may be necessary to determine the priority of inventions with respect to our patents or patent applications. An unfavorable outcome could require us to cease using the related technology or to attempt to license rights to it from the prevailing party. Our business could be harmed if the prevailing party does not offer us a license on commercially reasonable terms. Our defense of litigation or interference proceedings may fail and, even if successful, may result in substantial costs and distract our management and other employees. We may not be able to prevent misappropriation of our intellectual property rights, particularly in countries where the laws may not protect those rights as fully as in the United States.

        On September 7, 2012, Lipocine filed a Suggestion for Interference in its U.S. Application No. 13/592,258, or Lipocine's '258 application, against our U.S. Application No. 12/758,770 (now U.S. Patent No. 8,492,369). Lipocine asserted that its '258 application was entitled to priority over our application, and thus if an interference was declared, that it should be the senior party. The currently pending claims in Lipocine's '258 application relate to oral pharmaceutical compositions compromising testosterone undecanoate, a hydrophilic surfactant and a lipophilic surfactant, and no claims have issued to date.

        On October 29, 2012, Lipocine filed a Suggestion for Interference in its U.S. Application No. 13/663,352, or Lipocine's '352 application, against our U.S. Patent No. 8,241,664, and again asserted it would prevail on priority based on the priority date of its '352 application. To date, the U.S. Patent Office has not taken action on this Suggestion for Interference. Lipocine's '352 application relates to oral pharmaceutical compositions compromising a testosterone ester, a fatty acid derivative, a triglyceride and an additional solubilizer.

        At this time, we are not aware of additional Suggestions of Interference that have been filed by Lipocine or another third party. Additionally, we have not filed a Suggestion of Interference against any U.S. patent application or patent. However, the allowance of claims may result in further Suggestions of Interference.

        On November 8, 2013, we filed a Notice of Opposition against Australian patent application No. 2010203457, owned by Lipocine, which purports to claim testosterone drug formulations. In our Notice of Opposition, we assert that this Australian patent application is invalid for numerous reasons. If the patent application survives our Notice of Opposition, it might hinder our ability to market and sell REXTORO in Australia.

        Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. There could also be public announcements of the results of hearings, motions or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could hurt the price of our common shares.

Obtaining and maintaining our patent protection depends on compliance with various procedural, document submission, fee payment and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements.

        Periodic maintenance fees on any issued patent are due to be paid to the U.S. Patent Office and foreign patent agencies in several stages over the lifetime of the patent. The U.S. Patent Office and various foreign governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other similar provisions during the patent application process. While an inadvertent lapse can in many cases be cured by payment of a late fee or by other means in accordance with the applicable rules, there are situations in which noncompliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. Non-compliance events that could result in abandonment or lapse of a patent or patent application include, but are not limited to, failure to respond to official actions within prescribed time limits, non-payment of fees and failure to properly legalize and submit formal documents. If we fail to maintain the patents and patent applications covering REXTORO, our competitors might be able to enter the market, which would have a material adverse effect on our business.

We may be subject to claims that our employees, consultants or independent contractors have wrongfully used or disclosed confidential information of third parties.

        We employ individuals who were previously employed at other biotechnology or pharmaceutical companies. We may be subject to claims that we or our employees, consultants or independent contractors have inadvertently or otherwise used or disclosed confidential information of our employees' former employers or other third parties. We may also be subject to claims that former employers or other third parties have an ownership interest in our patents. Litigation may be necessary to defend against these claims. There is no guarantee of success in defending these claims, and if we are successful, litigation could result in substantial cost and be a distraction to our management and other employees.

Risks Related to Our Dependence on Third Parties

We rely on two suppliers for our supply of TU, the active pharmaceutical ingredient of REXTORO, and the loss of either of these suppliers could impair our ability to procure sufficient amounts of TU to meet demand for REXTORO, if approved.

        We rely on two third-party suppliers, Pfizer and Xianju, for our supply of TU, the active pharmaceutical ingredient of REXTORO. We plan on using these same suppliers for our commercialization needs if REXTORO is approved. Since there are only a limited number of TU suppliers in the world, if either of these parties ceases to provide us with TU or materially reduces the amount of TU they can provide us with, we may be unable to procure sufficient amounts of TU on commercially favorable terms, or may not be able to obtain it in a timely manner. Furthermore, the limited number of suppliers of TU may provide such companies with greater opportunity to raise their prices. Any increase in price for TU will likely reduce our gross margins.

We depend on Catalent for the supply of the softgel capsules for REXTORO and the termination of our agreement with Catalent would hurt our business.

        Our REXTORO softgel capsules will be manufactured by Catalent pursuant to an exclusive manufacturing agreement between Catalent and us that we entered into on July 23, 2009 and subsequently amended in October 2012 and November 2012. Pursuant to the terms of the manufacturing agreement, Catalent will be our sole supplier of REXTORO softgel capsules on a worldwide basis. As part of our manufacturing agreement, Catalent has also granted to us a nonexclusive royalty-free license to certain of its proprietary technology to the extent it is relevant to the manufacture, use or sale of REXTORO.

        Reliance on a third-party manufacturer involves risks to which we would not be subject if we manufactured REXTORO ourselves, including reliance on the third party for regulatory compliance and quality assurance, the possibility of breach of the manufacturing agreement by the third party because of factors beyond our control and the possibility of termination or nonrenewal of the agreement by the third party at a time that is costly or damaging to us. The FDA and other regulatory authorities require that REXTORO be manufactured according to cGMP, and we are ultimately responsible for ensuring REXTORO is manufactured in accordance with cGMP even though we use contract manufacturers. Any failure by our third-party manufacturers to comply with cGMP could be the basis for action by the FDA to withdraw approvals previously granted to us and for other regulatory action.

        The Catalent manufacturing agreement remains in effect by its terms for six years following the date we receive FDA approval to market REXTORO, but is automatically renewable for additional two-year terms if not terminated one year prior to the initial termination date or any renewal period. Catalent can terminate the manufacturing agreement at any time provided that they give us 24 months written notice of their decision to terminate. In addition, Catalent can terminate the agreement for our breach upon 60 days' notice generally but upon only 10 days' notice if we fail to pay Catalent any amounts owed under the agreement.

        If Catalent terminates the manufacturing agreement, we would need to identify a new supplier of REXTORO softgel capsules, which could result in a significant delay of the commercial launch of REXTORO, if approved, or an interruption of the continued supply of REXTORO if the agreement is terminated after REXTORO is being marketed. In addition, we would lose the benefits of and rights to use Catalent's proprietary technology and, to the extent that we were relying upon this technology, would need to negotiate for separate rights to it. The FDA likely require the facilities of any new manufacturer of REXTORO to pass inspection before approving the change to such new manufacturer and would also potentially require that we run additional studies if we change the softgel formulation of REXTORO. Although it is likely that clinical studies will not be necessary, there is no guarantee of this. Accordingly, the termination of the Catalent manufacturing agreement could have a material adverse effect on our business, results of operations, financial condition and prospects.

If we do not establish successful partnership or co-promotion arrangements, we may have to alter our commercialization plans for REXTORO.

        Our commercialization of REXTORO will require substantial additional cash to fund expenses. We intend to initially commercialize REXTORO in the United States without a partner. However, in order to achieve deeper penetration into the PCP market in the United States, following the launch of REXTORO, if approved, we expect to explore marketing or co-promotion arrangements with established pharmaceutical companies that have a PCP-focused sales force or contract with an outside sales force. Additionally, we expect to consider strategic partnerships to assist in obtaining marketing approval for and commercialization of REXTORO outside of the United States. We will face significant competition in seeking appropriate partners and these partnership or co-promotion arrangements are complex and time-consuming to negotiate and document. We may not be able to negotiate partnership or co-promotion arrangements on acceptable terms, or at all. If we are unable to enter into partnership or co-promotion arrangements, we may have to curtail or delay commercialization of REXTORO in certain geographies, reduce the scope of our sales or marketing activities, reduce the scope of our commercialization plans, or increase our expenditures and undertake commercialization activities at our own expense. If we elect to increase our expenditures to fund commercialization activities outside of the United States on our own, we may need to obtain additional capital, which may not be available to us on acceptable terms, or at all.

If we enter into a partnership or co-promotion arrangement and a partner terminates or fails to perform its obligations under an agreement with us, the commercialization of REXTORO could be delayed or negatively impacted.

        If we enter into partnership or co-promotion arrangements and any of our partners does not devote sufficient time and resources for a partnership or co-promotion arrangement with us, we may not realize the potential commercial benefits of the arrangement. In addition, if any future partner were to breach or terminate its arrangements with us, the commercialization of REXTORO could be delayed, curtailed or terminated because we may not have sufficient financial resources or capabilities to continue commercialization of REXTORO on our own in such locations.

        Competition may negatively impact a partner's focus on and commitment to REXTORO and, as a result, could delay or otherwise negatively affect the commercialization of REXTORO outside of the United States or in the general PCP market in the United States. If future partners fail to effectively commercialize REXTORO for any of these reasons, our sales of REXTORO, if approved, may be limited.

We have relied on third parties to conduct clinical trials for REXTORO. If the quality or accuracy of the clinical data they obtain is compromised, we may not be able to obtain regulatory approval for or commercialize REXTORO and our business could be substantially harmed.

        We relied on third-party clinical research organizations, laboratories and other contractors to generate, to provide monitors for and to manage data for our clinical programs. We relied heavily on these parties for execution of clinical studies for REXTORO and only controlled certain aspects of their activities. Nevertheless, we were responsible for ensuring that each of our studies was conducted in accordance with the applicable protocol, legal, regulatory and scientific standards, and our reliance on third parties does not relieve us of our regulatory responsibilities. If the FDA or comparable foreign regulatory authorities determine that we or our third-party contractors failed to comply with applicable protocol, legal, regulatory and scientific standards, the clinical data generated in our clinical trials may be deemed unreliable and the FDA or comparable foreign regulatory authorities may require us to perform additional clinical trials or analyses before approving our marketing applications. We cannot assure you that, upon inspection, the FDA will determine that any of our clinical trials comply with applicable protocol, legal, regulatory and scientific standards. If the quality or accuracy of the clinical data our third-party contractors obtained is compromised due to the failure to adhere to our clinical protocols, regulatory requirements or for other reasons, we may not be able to obtain regulatory approval for or successfully commercialize REXTORO. As a result, our financial results and the commercial prospects for REXTORO in the subject indication would be harmed, our costs could increase and our ability to generate revenue could be delayed.

Risks Related to General Business, Employee Matters and Managing Growth

We will need to grow our company, and we may encounter difficulties in managing this growth, which could disrupt our operations.

        We currently have only nine employees, and we expect to experience significant growth in the number of employees and the scope of our operations. To manage our anticipated future growth, we must continue to implement and improve our managerial, operational and financial systems, expand our facilities and continue to recruit and train additional qualified personnel. Also, our management may need to divert a disproportionate amount of its attention away from our day-to-day activities and devote a substantial amount of time to managing these growth activities. Due to our limited resources, we may not be able to effectively manage the expansion of our operations or recruit and train additional qualified personnel. The physical expansion of our operations may lead to significant costs and may divert financial resources from other projects, such as the commercialization of REXTORO, if approved. Our future financial performance and our ability to commercialize REXTORO and compete effectively will depend, in part, on our ability to effectively manage any future growth. If our management is unable to effectively manage our expected growth, our expenses may increase more than expected, our ability to generate or increase our revenue could be reduced and we may not be able to implement our business strategy.

We, as an organization, lack experience in commercializing products, which may make it more challenging to successfully commercialize REXTORO, if approved.

        We will need to transition from a company with a development focus to a company capable of supporting commercial activities. We may not be successful in such a transition. We, as an organization, have not yet demonstrated an ability to commercialize a product candidate. Therefore, our commercialization efforts may involve more inherent risk, take longer and cost more than it would if we were a company with more significant experience in this area.

Our future success depends on our ability to retain our chief executive officer, chief financial officer and chief operating officer and to attract, retain and motivate qualified personnel.

        We are highly dependent on Dr. Robert E. Dudley, our Chief Executive Officer, Steven A. Bourne, our Chief Financial Officer, and John Gargiulo, our new Chief Operating Officer. We have entered into employment agreements with each of Dr. Dudley, Mr. Bourne and Mr. Gargiulo, but any employee may terminate his or her employment with us at any time. Although we do not have any reason to believe that we may lose the services of any of Dr. Dudley, Mr. Bourne or Mr. Gargiulo in the foreseeable future, the loss of the services of any such individual might impede the achievement of our research, development and commercialization objectives. We rely on consultants and advisors, including scientific and clinical advisors, to assist us in formulating our development and commercialization strategy. Our consultants and advisors may be employed by employers other than us and may have commitments under consulting or advisory contracts with other entities that may limit their availability to us. Recruiting and retaining qualified scientific personnel and sales and marketing personnel will also be critical to our success. We may not be able to attract and retain these personnel on acceptable terms given the competition among numerous pharmaceutical and biotechnology companies for similar personnel. We also experience competition for the hiring of scientific personnel from universities and research institutions. Failure to succeed in clinical trials may make it more challenging to recruit and retain qualified scientific personnel.

In order to satisfy our obligations as a public company, we will need to hire qualified accounting and financial personnel with appropriate public company experience.

        As a result of becoming a public company, we will need to establish and maintain effective disclosure and financial controls and make changes in our corporate governance practices. We will need to hire additional accounting and financial personnel with appropriate public company experience and technical accounting knowledge, and it may be difficult to recruit and maintain such personnel. Even if we are able to hire appropriate personnel, our existing operating expenses and operations will be impacted by the direct costs of their employment and the indirect consequences related to the diversion of management resources from integration and staff oversight efforts.

We may expand through acquisitions of, or investments in, other companies, each of which may divert our management's attention, result in additional dilution to our stockholders and consume resources that are necessary to sustain and grow our business.

        An element of our growth strategy is to expand our product candidate pipeline beyond REXTORO. To pursue this strategy, we will need to acquire men's health or other complementary products, product candidates or businesses. We also may enter into relationships with other businesses in order to expand our product offerings, which could involve preferred or exclusive licenses, additional channels of distribution or discount pricing or investments in other companies.

        We have limited resources to identify and execute the acquisition or in-licensing of third-party products, businesses and technologies. Moreover, we will face significant competition in seeking to acquire or license promising product candidates or drug compounds. Other companies, including some with significantly greater financial, marketing and sales resources and more extensive experience in preclinical studies and clinical trials, obtaining marketing approval and manufacturing and marketing pharmaceutical products, may compete with us for the license or acquisition of product candidates and drug compounds. If we are unable to acquire or license additional promising product candidates or drug compounds, we will not be able to expand our product candidate pipeline and our prospects for future growth and our ability to sustain profitability will continue to be entirely dependent upon the success of REXTORO.

        In addition, the process of proposing, negotiating and implementing these transactions can be time consuming, difficult and expensive, and our ability to close these transactions may be subject to third-party approvals, such as government regulation, which are beyond our control. Consequently, we can make no assurance that these transactions, once undertaken and announced, will close.

        An acquisition or investment may result in unforeseen operating difficulties and expenditures. In particular, we may encounter difficulties assimilating or integrating the businesses, products, personnel or operations of the acquired companies, particularly if the key personnel of the acquired business choose not to work for us, and we may have difficulty retaining the customers of any acquired business. Acquisitions may also disrupt our ongoing business, divert our resources and require significant management attention that would otherwise be available for development of our business. Any acquisition or investment could expose us to unknown liabilities. Moreover, we cannot assure you that the anticipated benefits of any acquisition or investment would be realized or that we would not be exposed to unknown liabilities. An acquisition could also result in dilutive issuances of our equity securities, the incurrence of debt, contingent liabilities, amortization expenses or the write-off of goodwill.

Risks Related to Our Financial Position and Capital Requirements

We have not generated any revenue from REXTORO and may never be profitable.

        Our ability to become profitable depends upon our ability to generate revenue. To date, we have not generated any revenue from our sole product candidate, REXTORO, and we do not know when, or if, we will generate any revenue. We do not expect to generate significant revenue unless or until we obtain marketing approval of, and begin to sell, REXTORO. Our ability to generate revenue depends on a number of factors, including, but not limited to, our ability to:

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  obtain U.S. and foreign marketing approval for REXTORO;

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  set an acceptable price for REXTORO, if approved;

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  obtain commercial quantities of REXTORO, if approved, at acceptable cost levels;

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  commercialize REXTORO, if approved, by developing a sales force and entering into partnership or co-promotion arrangements with third parties;

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  obtain third-party coverage or adequate reimbursement for REXTORO, if approved;

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  achieve market acceptance of REXTORO, if approved, in the medical community and with third-party payors; and

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  delay the introduction of generic versions of REXTORO, if approved.

        Even if REXTORO is approved for commercial sale, we expect to incur significant sales and marketing costs as we prepare to commercialize REXTORO. Even if we receive marketing approval and expend these costs, REXTORO may not be a commercially successful drug. We may not achieve profitability soon after generating product sales, if ever. If we are unable to generate product revenue, we will not become profitable and may be unable to continue operations without continued funding.

We may need substantial additional capital in the future. If additional capital is not available, we will have to delay, reduce or cease operations.

        Even if we successfully commercialize REXTORO, if approved, we may need to raise additional capital to continue to fund our operations. Our future capital requirements may be substantial and will depend on many factors including:

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  the cost, timing and outcomes of our efforts to obtain marketing approval for REXTORO in the United States, including to satisfy FDA requirements related to the approval of the NDA for REXTORO;

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  the costs necessary to fund additional clinical trials or post-marketing studies, potentially including registry, epidemiology or cardiovascular outcomes studies, if required by the FDA, which could consume a substantial portion of the net proceeds from this offering;

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  the costs associated with commercializing REXTORO if we receive marketing approval, including the cost and timing of developing sales and marketing capabilities or entering into partnership or co-promotion arrangements to market and sell REXTORO;

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  the time and cost necessary to respond to technological and market developments; and

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  the costs associated with general corporate activities, such as the cost of filing, prosecuting, defending and enforcing patent claims and other intellectual property rights.

        Changing circumstances may cause us to consume capital significantly faster than we currently anticipate. Additional financing may not be available when we need it or may not be available on terms that are favorable to us. If adequate funds are not available to us on a timely basis, or at all, we may be unable to continue the development of REXTORO or to commercialize REXTORO if approved unless we find a partner.

Raising additional capital may cause dilution to our existing stockholders, restrict our operations or require us to relinquish rights.

        We may seek additional capital through a combination of private and public equity offerings, debt financings collaborations and strategic and licensing arrangements. To the extent that we raise additional capital through the sale of common stock or securities convertible or exchangeable into common stock, your ownership interest in the company will be diluted. In addition, the terms may include liquidation or other preferences that materially adversely affect your rights as a stockholder. Debt financing, if available, would increase our fixed payment obligations and may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends. If we raise additional funds through collaboration, strategic partnerships and licensing arrangements with third parties, we may have to relinquish valuable rights to REXTORO, our intellectual property or future revenue streams, or grant licenses on terms that are not favorable to us.

Our limited operating history makes it difficult to evaluate our business and prospects.

        We were incorporated in June 2003. Our operations to date have been limited to organizing and staffing our company and conducting research and development activities for REXTORO. Consequently, any predictions about our future performance may not be as accurate as they could be if we had a longer operating history. In addition, as a relatively young business, we may encounter unforeseen expenses, difficulties, complications, delays and other unknown factors.

We have incurred significant operating losses since our inception, and anticipate that we will incur continued losses for the foreseeable future.

        We are a development stage company with a limited operating history. We have focused all of our efforts on developing REXTORO. We have funded our operations to date through proceeds from sales of preferred stock and convertible debt and have incurred losses in each year since our inception, including a net loss of $25.4 million in 2013. As of December 31, 2013, we had an accumulated deficit of $98.3 million. Substantially all of our operating losses resulted from costs incurred in connection with our development program and from general and administrative costs associated with our operations. These losses, combined with expected future losses, have had and will continue to have an adverse effect on our stockholders' equity and working capital. In addition, if we obtain marketing approval for REXTORO, we will incur significant sales, marketing and outsourced manufacturing expenses. Once we are a public company, we will incur additional costs associated with operating as a public company. As a result, we expect to continue to incur significant and increasing operating losses for the foreseeable future. Because of the numerous risks and uncertainties associated with developing pharmaceutical products, we are unable to predict the extent of any future losses or when we will become profitable, if at all.

Our recurring operating losses have raised substantial doubt regarding our ability to continue as a going concern.

        We have not commercialized any products or generated any revenue since our inception. We have incurred operating losses in each year since our inception. Our recurring operating losses raise substantial doubt about our ability to continue as a going concern. As a result, for the fiscal year ended December 31, 2013, our independent registered public accounting firm has issued their report on our financial statements and has expressed substantial doubt about our ability to continue as a going concern. We have no current source of revenue to sustain our present activities, and we do not expect to generate revenue until, and unless, the FDA or other regulatory authorities approve REXTORO and we successfully commercialize REXTORO. Accordingly, our ability to continue as a going concern will require us to obtain additional financing to fund our operations, such as the proceeds from this offering. The perception of our ability to continue as a going concern may make it more difficult for us to obtain financing for the continuation of our operations and could result in the loss of confidence by investors, suppliers and employees.

Our ability to use our net operating loss carryforwards may be subject to limitation.

        Under Section 382 of the Internal Revenue Code of 1986, as amended, or the Code, substantial changes in our ownership may limit the amount of net operating loss carryforwards that could be utilized annually in the future to offset our taxable income. Specifically, this limitation may arise in the event of a cumulative change in ownership of our company of more than 50% within a three-year period. Any such annual limitation may significantly reduce the utilization of our net operating loss carryforwards before they expire. The closing of this offering, together with private placements and other transactions that have occurred since our inception, may trigger an ownership change pursuant to Section 382, which could limit the amount of net operating loss carryforwards that could be utilized annually in the future to offset our taxable income, if any. Any such limitation, whether as the result of this offering, prior private placements, sales of common stock by our existing stockholders or additional sales of common stock by us after this offering, could have a material adverse effect on our results of operations in future years. We have not undertaken a study to assess whether an ownership change for purposes of Section 382 has occurred, or whether there have been multiple ownership changes since our inception, due to the significant costs and complexities associated with such study.

Our auditors have identified a material weakness in our internal control over financial reporting. If we do not remediate the material weaknesses in our internal control over financial reporting, the accuracy and timeliness of our financial reporting may be adversely affected, which could cause investors to lose confidence in our reported financial information and may lead to a decline in the trading price of our common stock.

        In connection with the audit of our financial statements for the year ended December 31, 2013, our independent registered public accounting firm identified a material weakness in our internal control over financial reporting. Under auditing standards established by the Public Company Accounting Oversight Board, or PCAOB, a material weakness is a deficiency or combination of deficiencies in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our financial statements will not be prevented or detected and corrected on a timely basis. In particular, our independent registered public accounting firm noted that we do not have sufficient resources in place to provide for adequate segregation of duties and sufficient levels of supervision and review. Our independent registered public accounting firm assessed that these circumstances resulted in a misstatement which led to a correction of our convertible preferred stock warrant liability.

        Historically, we have operated as a small private company with limited accounting personnel. Although we plan to complete a remediation process as quickly as possible, we cannot at this time estimate how long it will take, and our initiatives may not prove to be successful in remediating the material weakness. In addition, we cannot provide any assurance that there will not be other material weaknesses that our independent registered public accounting firm or we will identify. If such issues are identified or if we are unable to produce accurate and timely financial statements, investors could lose confidence in our reported financial information and, as a result, the trading price of our common stock may decline.

We have operated as a private company and have no experience attempting to comply with public company reporting and other obligations. Taking steps to comply with these requirements will increase our costs and require additional management resources, and do not ensure that we will be able to satisfy them.

        As a result of becoming a public company, compliance with the Sarbanes-Oxley Act of 2002, as well as other rules and regulations promulgated by the SEC and The NASDAQ Stock Market LLC, or NASDAQ, will result in significant initial and continuing legal, accounting, administrative and other costs and expenses. The listing requirements of the NASDAQ Global Market require that we satisfy certain corporate governance requirements relating to director independence, distributing annual and interim reports, stockholder meetings, approvals and voting, soliciting proxies, conflicts of interest and a code of conduct. Our management and other personnel will need to devote a substantial amount of time to ensure that we comply with all of these requirements.

        After this offering, we will be subject to Section 404 of the Sarbanes-Oxley Act of 2002, or Section 404, and the related rules of the SEC that generally require our management and independent registered public accounting firm to report on the effectiveness of our internal control over financial reporting. Beginning with the second annual report that we will be required to file with the SEC, Section 404 requires an annual management assessment of the effectiveness of our internal control over financial reporting. However, for so long as we remain an "emerging growth company" as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, we intend to take advantage of certain exemptions from various reporting requirements that are applicable to public companies that are not emerging growth companies, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404. Once we are no longer an "emerging growth company" or, if before such date, we opt to no longer take advantage of the applicable exemption, we will be required to include an opinion from our independent registered public accounting firm on the effectiveness of our internal control over financial reporting. Please see the Risk Factor titled "We are an 'emerging growth company,' and as a result of the reduced disclosure and governance requirements applicable to emerging growth companies, our common stock may be less attractive to investors" in this prospectus for more information regarding our status as an "emerging growth company."

        To date, we have never conducted a review of our internal control for the purpose of providing the reports required by these rules. During the course of our review and testing, we may identify deficiencies and be unable to remediate them before we must provide the required reports. Furthermore, if we have another material weakness in our internal control over financial reporting, we may not detect errors on a timely basis and our financial statements may be materially misstated. We or our independent registered public accounting firm may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting, which could harm our operating results, cause investors to lose confidence in our reported financial information and cause the trading price of our stock to fall. In addition, as a public company we will be required to timely file accurate quarterly and annual reports with the SEC under the Securities Exchange Act of 1934, or the Exchange Act, as amended. Any failure to report our financial results on an accurate and timely basis could result in sanctions, lawsuits, delisting of our shares from the NASDAQ Global Market or other adverse consequences.

Risks Related to the Securities Markets and Investment in Our Common Stock

Market volatility may affect our stock price and the value of your investment.

        Following this offering, the market price for our common stock is likely to be volatile, in part because our shares have not been previously traded publicly. In addition, the market price of our common stock may fluctuate significantly in response to a number of factors, most of which we cannot control, including:

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  the failure or delay of the FDA to approve REXTORO;

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  announcements regarding the cardiovascular safety risks posed by T-replacement therapies in connection with the FDA's recently announced evaluation and future academic studies;

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  failure of REXTORO, if approved, to achieve commercial success;

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  announcements and introductions of new products, technologies, commercial relationships, acquisitions or other events by us or our competitors, including generic T-replacement therapies;

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  the success or failure of other T-replacement products or product candidates;

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  fluctuations in stock market prices and trading volumes of similar companies;

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  general market conditions and overall fluctuations in U.S. equity markets;

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  variations in our quarterly operating results;

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  changes in our financial guidance or securities analysts' estimates of our financial performance;

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  changes in accounting principles;

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  sales of large blocks of our common stock, including sales by our executive officers, directors and significant stockholders;

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  additions or departures of key personnel;

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  discussion of us or our stock price by the press and by online investor communities; and

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  other risks and uncertainties described in these risk factors.

        An active public market for our common stock may not develop or be sustained after this offering. We will negotiate and determine the initial public offering price with representatives of the underwriters and this price may not be indicative of prices that will prevail in the trading market. As a result, you may not be able to sell your shares of common stock at or above the offering price.

Following the completion of this offering, we may be at an increased risk of securities class action litigation.

        Historically, securities class action litigation has often been brought against a company following a decline in the market price of its securities. This risk is especially relevant for us because many biotechnology and pharmaceutical companies have experienced significant stock price volatility in recent years. If we were to be sued, it could result in substantial costs and a diversion of management's attention and resources, which could harm our business.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, our stock price could decline.

        The trading market for our common stock will depend in part on the research and reports that securities or industry analysts publish about us or our business. We do not currently have and may never obtain research coverage by securities and industry analysts. If no securities or industry analysts commence coverage of our company, the trading price for our stock could be negatively impacted. If we obtain securities or industry analyst coverage and if one or more of the analysts who covers us downgrades our stock or publishes inaccurate or unfavorable research about our business, our stock price would likely decline. If one or more of these analysts ceases coverage of us or fails to publish reports on us regularly, demand for our stock could decrease, which could cause our stock price and trading volume to decline.

We are an "emerging growth company," and as a result of the reduced disclosure and governance requirements applicable to emerging growth companies, our common stock may be less attractive to investors.

        We are an "emerging growth company," as defined in the JOBS Act, and we intend to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not "emerging growth companies" including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. We cannot predict if investors will find our common stock less attractive because we will rely on these exemptions. If some investors find our common stock less attractive, there may be a less active trading market for our common stock and our stock price may be more volatile. We may take advantage of these reporting exemptions until we are no longer an "emerging growth company." We will remain an "emerging growth company" until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of this offering, (b) in which we have total annual gross revenue of at least $1.0 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our common stock that is held by non-affiliates exceeds $700 million as of the prior June 30th and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period.

We may use the net proceeds from this offering in ways that you may not approve.

        We currently intend to use the net proceeds from this offering to fund the completion of our Phase 4 safety follow-up trial of REXTORO, to satisfy FDA requirements related to the approval of the NDA for REXTORO, to fund commercialization activities and for general corporate purposes. Because of the number and variability of factors that will determine our use of the proceeds from this offering, their ultimate use may vary substantially from their currently intended use. As such, our management will have broad discretion in the application of the net proceeds from this offering and could spend the proceeds in ways that do not necessarily improve our operating results or enhance the value of our common stock.

Our term loan contains restrictions that limit our flexibility in operating our business.

        In April 2013, we entered into a loan and security agreement with Oxford Finance LLC and Silicon Valley Bank, secured by a lien on our assets and a negative pledge on our intellectual property. This loan contains various covenants that limit our ability to engage in specified types of transactions. These covenants limit our ability to, among other things:

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  sell, transfer, lease or dispose of certain assets;

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  encumber or permit liens on certain assets;

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  make certain restricted payments, including paying dividends on, or repurchasing or making distributions with respect to, our common stock; and

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  enter into certain transactions with affiliates.

        A breach of any of the covenants under the loan and security agreement could result in a default under the loan. Upon the occurrence of an event of default under the loan, the lenders could elect to declare all amounts outstanding to be immediately due and payable and terminate all commitments to extend further credit. If we are unable to repay those amounts, the lenders could proceed against the collateral granted to them to secure such indebtedness.

Our officers, directors, large stockholders and their affiliates will exercise significant control over our company, which will limit your ability to influence corporate matters.

        After giving effect to this offering, our officers, directors, large stockholders and their affiliates, including investment funds affiliated with Thomas, McNerney & Partners, or Thomas, McNerney, investment funds affiliated with H.I.G. BioVentures, and investment funds affiliated with ProQuest Investments, or ProQuest, will collectively beneficially own approximately                % of our outstanding common stock, excluding any shares of common stock that they may purchase in this offering. As a result, these stockholders, if they act together, will be able to influence our management and affairs and all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions, such as a merger or other sale of our company or its assets. This concentration of ownership may have the effect of delaying or preventing a transaction such as a merger, consolidation, or other business combination involving us, or discouraging a potential acquirer from making a tender offer or otherwise attempting to gain control, even if such a transaction or change of control would benefit minority stockholders. This concentrated ownership also limits the ability of our other stockholders to influence corporate matters.

        In addition, if Thomas, McNerney, our largest stockholder, increases its ownership level so that it controls a majority of our outstanding common stock, it could approve certain actions, including a going-private transaction, without approval of minority stockholders, subject to obtaining any required approval of our board of directors for such transactions. As a result, the market price of our common stock could be negatively affected.

Anti-takeover provisions in our charter documents and under Delaware law could make an acquisition of us, even one that may be beneficial to our stockholders, more difficult and may prevent attempts by our stockholders to replace or remove our current management.

        Provisions in our certificate of incorporation and by-laws, as in effect following this offering, may delay or prevent an acquisition of us or a change in our management. These provisions include a classified board of directors, a prohibition on actions by written consent of our stockholders and the ability of our board of directors to issue preferred stock without stockholder approval. In addition, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, which limits the ability of stockholders owning in excess of 15% of our outstanding voting stock to merge or combine with us. Although we believe these provisions collectively provide for an opportunity to obtain greater value for stockholders by requiring potential acquirors to negotiate with our board of directors, they would apply even if an offer rejected by our board were considered beneficial by some stockholders. In addition, these provisions may frustrate or prevent any attempts by our stockholders to replace or remove our current management by making it more difficult for stockholders to replace members of our board of directors, which is responsible for appointing the members of our management.

Our certificate of incorporation will designate the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could limit our stockholders' ability to obtain a favorable judicial forum for disputes with us or our directors, officers or other employees.

        Our certificate of incorporation as in effect following the offering will provide that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees to us or our stockholders, (iii) any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law, our certificate of incorporation or our by-laws or (iv) any action asserting a claim against us governed by the internal affairs doctrine. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock shall be deemed to have notice of and consented to the provisions of our certificate of incorporation described above. This choice of forum provision may limit a stockholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage such lawsuits against us and our directors, officers and other employees. Alternatively, if a court were to find these provisions of our certificate of incorporation inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions.

We do not intend to pay dividends on our common stock and, consequently, your ability to achieve a return on your investment will depend on appreciation in the price of our common stock.

        We have never declared or paid any cash dividend on our common stock and do not currently intend to do so for the foreseeable future. We currently anticipate that we will retain future earnings for the development, operation and expansion of our business and do not anticipate declaring or paying any cash dividends for the foreseeable future. Therefore, the success of an investment in shares of our common stock will depend upon any future appreciation in their value. There is no guarantee that shares of our common stock will appreciate in value or even maintain the price at which our stockholders have purchased their shares.

Future sales of our common stock may cause our stock price to decline.

        Sales of a substantial number of shares of our common stock in the public market or the perception that these sales might occur, could significantly reduce the market price of our common stock and impair our ability to raise adequate capital through the sale of additional equity securities.

        Upon completion of this offering, there will be            shares of our common stock outstanding. Of these,            shares are being sold in this offering (or             shares, if the underwriters exercise their option to purchase additional shares in full) and will be freely tradable immediately after this offering (except for shares purchased by affiliates) and the remaining            shares may be sold upon expiration of lock-up agreements six months after the date of this offering (subject in some cases to volume limitations). In addition, we will have outstanding options to purchase            shares of common stock and            shares of common stock issuable upon exercise of outstanding warrants. If these options or warrants are exercised, additional shares will become available for sale upon expiration of the lock-up agreements. A large portion of these shares, options and warrants are held by a small number of persons and investment funds. Moreover, after this offering, H.I.G. BioVentures, Thomas, McNerney, ProQuest and certain of our executive officers will have rights, subject to some conditions, to require us to file registration statements covering the shares of our common stock they currently hold, or to include these shares in registration statements that we may file for ourselves or other stockholders.

        We also intend to register all the shares of common stock that we may issue under our equity incentive plans. Effective upon the effectiveness of the registration statement of which this prospectus is a part, an aggregate of            shares of our common stock will be reserved for future issuance under these plans. Once we register these shares, which we plan to do shortly after the completion of this offering, they can be freely sold in the public market upon issuance, subject to the lock-up agreements referred to above. If a large number of these shares are sold in the public market, the sales could reduce the trading price of our common stock.

If you purchase our common stock in this offering, you will incur immediate and substantial dilution in the book value of your shares.

        You will suffer immediate and substantial dilution in the net tangible book value of the common stock you purchase in this offering. The initial public offering price of our common stock is substantially higher than the net tangible book value per share of our outstanding common stock immediately after this offering. Purchasers of common stock in this offering will experience immediate dilution of approximately $            per share in net tangible book value of the common stock. In addition, investors purchasing common stock in this offering will contribute approximately      % of the total amount invested by stockholders since inception but will only own approximately      % of the shares of common stock outstanding. In the past, we issued options to acquire common stock at prices significantly below the initial public offering price. To the extent these outstanding options are ultimately exercised, investors purchasing common stock in this offering will sustain further dilution.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus contains express and implied forward-looking statements that involve substantial risks and uncertainties. All statements, other than statements of historical facts, contained in this prospectus, including statements regarding the timing of FDA approval of REXTORO, future plans for commercializing REXTORO, future financial position, future revenue, projected costs, prospects, plans and objectives of management, are forward-looking statements. We generally identify forward-looking statements by terminology such as "may," "will," "would," "should," "expects," "plans," "anticipates," "could," "intends," "target," "projects," "contemplates," "believes," "estimates," "predicts," "potential" or "continue" or the negative of these terms or other similar words, although not all forward-looking statements contain these identifying words.

        The forward-looking statements contained in this prospectus include, among other things, statements about:

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  FDA approval of, or other action with respect to, REXTORO or our NDA, including the FDA's use of efficacy guidelines or safety targets that the FDA communicated to us in 2009 or has historically used for other T-replacement therapies as a basis for approving our NDA for REXTORO;

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  the potential benefits, effectiveness or safety of REXTORO;

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  the progress of, timing, cost, future sales or other aspects of commercializing REXTORO;

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  our expectations regarding our ability to obtain federal, state and foreign regulatory approval for REXTORO and our ability to continue to meet regulatory requirements;

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  our ability to establish and maintain strategic partnerships or co-promotion arrangements for the commercialization of REXTORO;

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  our ability to achieve favorable pricing for REXTORO;

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  the timing and outcome of our Phase 4 safety follow-up clinical trial of REXTORO;

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  our expectations related to the use of proceeds from this offering;

  •
  coverage and reimbursement policies, including any future changes to such policies or related government legislation, and their impact on our ability to sell REXTORO, if approved;

  •
  the accuracy of our estimates of the size and growth potential of the T-replacement therapies market;

  •
  the ability of our contract manufacturer to manufacture sufficient amounts of REXTORO, if approved, for commercialization activities;

  •
  the performance of our suppliers and manufacturers and our ability to continue these relationships;

  •
  our ability to compete with other companies that are or may be developing or selling generic and branded products that are competitive with REXTORO;

  •
  our ability to manage growth and successfully expand operations;

  •
  our ability to obtain and maintain intellectual property protection for REXTORO; and

  •
  the accuracy of our estimates regarding expenses and needs for additional financing, and our ability to obtain additional financing.

        We have based these forward-looking statements largely on our current plans, intentions, expectations and projections about future events and financial trends that we believe may affect our business, financial condition and results of operations. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements, and you should not place undue reliance on our forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations described in the forward-looking statements that we make. We have included important factors in the cautionary statements included in this prospectus, particularly in the "Risk Factors" section, that we believe could cause actual results or events to differ materially from those expressed or implied by the forward-looking statements that we make. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified timeframe, or at all. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments we may make.

        You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement of which this prospectus is a part completely and with the understanding that our actual future results may be materially different from what we expect. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of our common stock. Unless required by law, we undertake no obligation to publicly update or revise any forward-looking statements to reflect new information or future events or otherwise.

 USE OF PROCEEDS

        We estimate that the net proceeds of the sale of the common stock that we are offering will be approximately $             million, or $             million if the underwriters exercise their option to purchase additional shares in full, assuming an initial public offering price of $            per share, the midpoint of the price range set forth on the cover of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

        Each $1.00 increase (decrease) in the assumed initial public offering price of $            per share would increase (decrease) the net proceeds to us from this offering by approximately $             million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase (decrease) of one million shares offered by us would increase (decrease) the net proceeds to us from this offering by approximately $             million, assuming the assumed initial public offering price remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

        We estimate that we will use net proceeds of this offering as follows:

  •
  approximately $             million to obtain marketing approval for REXTORO in the United States, including to satisfy FDA requirements related to the approval of the NDA for REXTORO;

  •
  approximately $             million to conduct pre-commercial launch activities, including building our commercial infrastructure to support our specialty sales force and developing physician education, brand awareness campaigns and other marketing efforts;

  •
  approximately $             million to acquire sufficient inventory of REXTORO for commercial launch;

  •
  approximately $             million to hire, train and deploy our specialty sales force if REXTORO is approved; and

  •
  the remainder for general corporate purposes, including costs associated with operating as a public company, general and administrative expenses, working capital and prosecution and maintenance of our intellectual property and the potential acquisition of, or investment in, technologies, products, product candidates or companies that complement our business.

        The costs and timing of drug development, marketing approval and product launch are highly uncertain, are subject to substantial risks and can often change. The amounts and timing of our actual expenditures will depend upon numerous factors, including the FDA's review of our NDA submitted on January 3, 2014, the scale of our initial commercial launch, whether or not we enter into strategic partnerships, our operating costs and expenditures and the other factors described under "Risk Factors" in this prospectus. Accordingly, our management will have significant flexibility in applying the net proceeds of this offering.

        Based on our estimated use of proceeds, we anticipate that the net proceeds of this offering, together with our existing resources, will be sufficient to fund our launch and initial commercialization of REXTORO, if approved. However, we may require additional funds earlier than we currently expect in the event that we are required to conduct additional clinical trials or we experience a delay in receiving marketing approval of REXTORO. We may seek any necessary funds through a combination of private and public equity offerings, debt financings and collaborations, strategic partnerships and licensing arrangements. Additional financing may not be available when we need it or may not be available on terms that are favorable to us. Because of the risks and uncertainties associated with the development and commercialization of REXTORO, we may not have or be able to obtain all of the funds required to commercialize REXTORO. For a further discussion of the capital needs associated with the development and commercialization of REXTORO, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Operating Capital Requirements."

        Pending our use of the net proceeds from this offering, we intend to invest the net proceeds in short-term, interest-bearing, investment-grade securities.

DIVIDEND POLICY

        We have never declared or paid dividends on our common stock. In addition, the terms of our outstanding indebtedness restrict our ability to pay dividends. We currently anticipate that we will retain any future earnings for the development and operation and expansion of our business. Accordingly, we do not anticipate declaring or paying any dividends for the foreseeable future.

CAPITALIZATION

        The following table sets forth our cash and cash equivalents and capitalization at December 31, 2013:

  •
  on an actual basis;

  •
  on a pro forma basis to give effect to:

  •
  the automatic conversion of all outstanding shares of our redeemable convertible preferred stock, including accrued dividends, upon the closing of this offering into an aggregate of            shares of common stock; and

  •
  the issuance of convertible notes in the aggregate principal amount of $5.0 million on January 3, 2014 and January 29, 2014, and the automatic conversion of all outstanding obligations under our outstanding convertible notes, including accrued interest, upon the closing of this offering into an aggregate of            shares of our common stock at the assumed initial offering price of $        per share, the midpoint of the price range set forth on the cover page of this prospectus;

  •
  on a pro forma as adjusted basis to give further effect to:

  •
  the filing of our amended and restated certificate of incorporation upon the closing of this offering; and

  •
  the receipt by us of net proceeds of $             million from the sale of            shares of common stock in this offering at an assumed initial public offering price of $        per share, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

        The pro forma as adjusted information below is illustrative only and our capitalization following the closing of this offering will depend on the actual initial public offering price and other terms of this offering at pricing. You should read the following table together with the "Use of Proceeds" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" sections of this prospectus and our financial statements and the related notes appearing at the end of this prospectus.

	As of December 31, 2013
	Actual	Pro Forma	Pro Forma As Adjusted
	(In thousands)
Cash and cash equivalents	$81	$81	$

Debt, including short-term portion	$10,197	$10,197	$
Series A redeemable convertible preferred stock, $0.001 par value; 2,500,000 shares authorized, issued and outstanding, actual; 2,500,000 shares authorized and no shares issued and outstanding, pro forma; no shares authorized, issued and outstanding, pro forma as adjusted	5,351	—
Series B redeemable convertible preferred stock, $0.001 par value; 5,066,637 shares authorized, issued and outstanding, actual; 5,066,637 shares authorized and no shares issued and outstanding, pro forma; no shares authorized, issued and outstanding, pro forma as adjusted	8,821	—
Series C redeemable convertible preferred stock, $0.001 par value; 9,438,744 shares authorized, issued and outstanding, actual; 9,438,744 shares authorized and no shares issued and outstanding, pro forma; no shares authorized, issued and outstanding, pro forma as adjusted	11,703	—
Series D redeemable convertible preferred stock, $0.001 par value; 10,694,513 shares authorized, 9,643,910 shares issued and outstanding, actual; 10,694,513 shares authorized and no shares issued and outstanding, pro forma; no shares authorized, issued and outstanding, pro forma as adjusted	49,212	—
Stockholders' equity (deficit):
Preferred Stock, $0.001 par value; no shares authorized, issued and outstanding, actual and pro forma; shares authorized and no shares issued and outstanding, pro forma as adjusted	—	—
Common stock, $0.001 par value, 33,100,000 shares authorized and 366,333 shares issued and outstanding, actual; 33,100,000 shares authorized and shares issued and outstanding, pro forma; shares authorized and shares issued and outstanding, pro forma as adjusted	0	27
Additional paid-in capital	6,745	81,805
Deficit accumulated during the development stage	(98,328)	(98,328)

Total stockholders' equity (deficit)	(91,583)	(16,496)

Total capitalization	$(6,299)	$(6,299)	$

        Each $1.00 increase (decrease) in the assumed initial public offering price of $        per share would increase (decrease) each of cash and cash equivalents, additional paid-in capital, total stockholders' equity (deficit) and total capitalization on a pro forma as adjusted basis by approximately $         million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase (decrease) of one million shares offered by us would increase (decrease) each of cash and cash equivalents, additional paid-in capital, total stockholders' equity (deficit) and total capitalization on a pro forma as adjusted basis by approximately $         million, assuming the assumed initial public offering price remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

        The table above does not include:

  •
  1,303,930 shares of common stock issuable upon the exercise of options outstanding as of December 31, 2013 at a weighted-average exercise price of $0.75 per share;

  •
  983,891 shares of common stock issuable upon exercise of warrants outstanding as of December 31, 2013 at a weighted-average exercise price of $3.77 per share, which warrants prior to the closing of this offering are exercisable to purchase shares of our preferred stock; or

  •
  additional shares of common stock available for future issuance under our equity incentive plans as of the effectiveness of the registration statement of which this prospectus is a part.

 DILUTION

        If you invest in our common stock in this offering, your ownership interest will be diluted immediately to the extent of the difference between the initial public offering price of our common stock and the pro forma as adjusted net tangible book value per share of our common stock after this offering.

        Our historical net tangible book value as of December 31, 2013 was $(16.8) million, or $(45.82) per share, based on shares of common stock outstanding as of December 31, 2013. Historical net tangible book value per share represents the amount of our total tangible assets less total liabilities, divided by the total number of shares of our common stock outstanding.

        Our pro forma net tangible book value as of December 31, 2013 was $         million, or $        per share of common stock. Pro forma net tangible book value per share represents the amount of our total tangible assets less our total liabilities divided by the pro forma number of shares of common stock outstanding as of December 31, 2013 after giving effect to:

  •
  the automatic conversion of all outstanding shares of our redeemable convertible preferred stock, including accrued dividends, upon the closing of this offering into an aggregate of            shares of common stock; and

  •
  the issuance of convertible notes in the aggregate principal amount of $5.0 million on January 3, 2014 and January 29, 2014, and the automatic conversion of all outstanding obligations under our outstanding convertible notes, including accrued interest, upon the closing of this offering into an aggregate of            shares of our common stock at the assumed initial offering price of $        per share, the midpoint of the price range set forth on the cover page of this prospectus;

        After giving effect to the sale by us of        shares of common stock in this offering at an assumed initial public offering price of $        per share, the midpoint of the price range set forth on the cover of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of December 31, 2013 would have been approximately $         million, or approximately $        per share of common stock. This represents an immediate increase in pro forma net tangible book value of $        per share to our existing stockholders and an immediate dilution in pro forma net tangible book value of approximately $        per share to new investors purchasing shares of common stock in this offering. The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share of common stock		$
Historical net tangible book value per share as of December 31, 2013	$(45.82)
Increase per share due to assumed conversion of preferred stock and convertible notes

Pro forma net tangible book value per share as of December 31, 2013
Increase per share attributable to new investors

Pro forma as adjusted net tangible book value per share after this offering

Dilution per share to new investors		$

        Each $1.00 increase (decrease) in the assumed initial public offering price of $        per share would increase (decrease) our pro forma as adjusted net tangible book value as of December 31, 2013 by approximately $         million, the pro forma as adjusted net tangible book value per share after this offering by $        and the dilution per share to new investors in this offering by $        , assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

        Similarly, each increase (decrease) of one million shares offered by us would increase (decrease) the pro forma as adjusted net tangible book value per share after this offering by $        and the dilution per share to new investors in this offering by $        , assuming the assumed initial public offering price remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

        If the underwriters exercise their option to purchase additional shares in full, the pro forma as adjusted net tangible book value per share after this offering would be $             per share, the increase per share attributable to new investors would be $        per share and the dilution to new investors would be $        per share.

        The following table summarizes on a pro forma as adjusted basis as described above, as of December 31, 2013, the differences between the number of shares purchased from us, the total consideration paid to us and the average price per share that existing stockholders and new investors paid. The calculation below is based on an assumed initial public offering price of $        per share, the midpoint of the price range set forth on the cover of this prospectus, and before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

	Shares Purchased			Total Consideration
								Average Price Per Share
	Number	Percent		Amount		Percent
Existing stockholders	27,255,749		%		$58,726,196		%	$2.15
New investors

Total		100%		$		100%

        Each $1.00 increase (decrease) in the assumed initial public offering price of $        per share, the midpoint of the price range set forth on the cover of this prospectus, would increase (decrease) total consideration paid by new investors participating in this offering by approximately $         million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same. Similarly, each increase (decrease) of one million shares offered by us would increase (decrease) total consideration paid by new investors participating in this offering by approximately $         million, assuming the assumed initial public offering price remains the same.

        If the underwriters exercise their option to purchase additional shares in full, sales by us in this offering will reduce the percentage of shares held by existing stockholders to         % and will increase the number of shares held by new investors to        , or    %.

        The tables and calculations set forth above are based on the number of shares of common stock outstanding after the closing of this offering and assume no exercise of any outstanding options or warrants. The information above excludes:

  •
  1,303,930 shares of common stock issuable upon the exercise of options outstanding as of December 31, 2013 at a weighted-average exercise price of $0.75 per share;

  •
  983,891 shares of common stock issuable upon exercise of warrants outstanding as of December 31, 2013 at a weighted-average exercise price of $3.77 per share, which warrants prior to the closing of this offering are exercisable to purchase shares of our preferred stock; and

  •
  additional shares of common stock available for future issuance under our equity incentive plans as of the effectiveness of the registration statement of which this prospectus is a part.

        To the extent that outstanding options and warrants are exercised, you will experience further dilution. In addition, we may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that additional capital is raised through the sale of equity or convertible debt securities, the issuance of these securities may result in further dilution to our stockholders.

SELECTED FINANCIAL DATA

        Since our inception, we have devoted substantially all of our efforts to business planning, clinical development, commercial and business development and raising capital. We have not generated revenues and, accordingly, are considered to be in the development stage as defined in the Development Stage Enterprise Topic under the FASB Accounting Standards Codification.

        You should read the following selected financial data together with the "Capitalization," and "Management's Discussion and Analysis of Financial Condition and Results of Operations" sections of this prospectus and our financial statements and the related notes appearing at the end of this prospectus. We have derived the statement of operations data for the years ended December 31, 2012 and 2013 and balance sheet data as of December 31, 2012 and 2013 from our audited financial statements appearing at the end of this prospectus. Our historical results for any prior period are not necessarily indicative of results expected in any future period.

	Year Ended December 31,
	2012	2013
	(In thousands, except share and per share data)
Statement of operations data:
Operating expenses:
Research and development	$13,912	$20,140
General and administrative	1,793	2,593

Total operating expenses	15,705	22,733

Operating loss	(15,705)	(22,733)
Interest income	1	—
Interest expense	(2,845)	(2,654)

Net loss	(18,549)	(25,387)
Accretion of redeemable convertible preferred stock to redemption value	(3,978)	(4,885)
Net loss attributable to common stockholders	$(22,527)	$(30,272)

Basic and diluted net loss attributable to common stockholders per share	$(61.49)	$(82.63)

Weighted-average common stock outstanding—basic and diluted	366,333	366,333

Pro forma net loss per share—basic and diluted(1)		$(1.06)

Pro forma weighted-average shares outstanding(1)		23,917,460

(1)
The calculations for the unaudited pro forma net loss per share—basic and diluted assume the conversion of all our outstanding shares of convertible preferred stock into shares of our common stock as if the conversion had occurred at the beginning of the period presented, or the issuance date, if later, and excludes the assumed conversion to common stock of our convertible promissory notes upon closing of this offering.

	As of December 31,
	2012	2013
	(In thousands)
Balance sheet data:
Cash and cash equivalents	$3,008	$81
Total assets	5,463	587
Short-term debt	1,280	1,973
Long-term debt	6,270	8,224
Redeemable convertible preferred stock	53,703	75,087
Deficit accumulated during the development stage	(68,057)	(98,328)
Total stockholders' equity (deficit)	(61,444)	(91,583)

 MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

        You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and the other financial information appearing elsewhere in this prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this prospectus, including information with respect to our plans and strategy for our business and its related financing, includes forward-looking statements that involve risks and uncertainties. As a result of many factors, including those factors set forth in the "Risk Factors" section of this prospectus, our actual results could differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

        We are an emerging men's health specialty pharmaceutical company preparing for the commercial launch of REXTORO, our oral testosterone, or T, replacement therapy. On January 3, 2014, we submitted our New Drug Application, or NDA, for REXTORO to the U.S. Food and Drug Administration, or FDA. REXTORO, if approved by the FDA, will be a first-in-class oral T prodrug in the United States to treat men diagnosed with T deficiency together with an associated medical condition, also known as hypogonadism. In each of our two Phase 3 trials, REXTORO met its primary endpoint of restoring T to normal levels. Due to its oral administration, REXTORO will not have the risk of T transference to women and children associated with the market-leading T-gels. Furthermore, we believe that REXTORO will be more convenient than currently approved T-replacement therapies, thus making it more likely that men will adhere to their T-replacement regimen. We own the worldwide, royalty-free commercialization rights for REXTORO.

        We were incorporated in June 2003 and commenced operations in February 2004. We are a development stage company and do not have any products approved for sale. To date, we have not generated any revenue and have generated only interest income from cash and cash equivalents. We do not expect to generate product sales revenue unless and until we obtain regulatory approval of, and commercialize, our sole product candidate, REXTORO. We have never been profitable and, from inception to December 31, 2013, our losses from operations have been $67.4 million. Our net losses were $18.5 million and $25.4 million for the years ended December 31, 2012 and 2013, respectively. Since our inception, we have experienced net losses and negative cash flow from operating activities and, as of December 31, 2013, had an accumulated deficit of $98.3 million. We will need to generate significant revenues to achieve profitability, and we may never do so.

        To date, we have funded our operations through private sales of redeemable convertible preferred stock, convertible debt and term loans, raising net cash of $76.2 million. We believe that the net proceeds from this offering, together with our existing cash and cash equivalents, will be sufficient to fund our launch and initial commercialization of REXTORO, if approved. However, we may require additional funds earlier than we currently expect in the event we experience a delay in obtaining approval to market REXTORO, or if the commercial launch of REXTORO does not generate enough revenues to support our operations and commercialization costs. We may seek these funds through a combination of private and public equity offerings, debt financings and collaborations, strategic partnerships and licensing arrangements. Additional financing may not be available when we need it or may not be available on terms that are favorable to us. Because of the risks and uncertainties associated with the development and commercialization of REXTORO, we may not have or be able to obtain all of the funds required to commercialize REXTORO.

Financial Operations Overview

Revenue

        To date, we have not generated any revenue, other than interest income. In the future, we may generate revenue from the sale of REXTORO. If REXTORO is not approved, we will not be able to generate future revenue.

Research and Development Expenses

        Since our inception, we have focused all of our activities on our REXTORO development program. We expense all research and development costs as incurred. Our research and development expenses consist of:

  •
  payments made to third-party investigational sites and laboratories in connection with our clinical trials;

  •
  expenses associated with regulatory submissions;

  •
  payments to third-party suppliers of the active pharmaceutical ingredient in our product candidate;

  •
  payments to third-party manufacturers of our clinical trial materials;

  •
  personnel-related expenses, such as salaries, benefits, travel and other related expenses, including stock-based compensation, and payments to consultants; and

  •
  other expenses incurred in developing, testing and seeking marketing approval for REXTORO.

        Because we have had only a single product candidate, REXTORO, under development, we have not tracked salaries, other personnel related expenses, facilities or other related costs to our product development activities on a program-by-program basis. The following table illustrates, for each period presented, our research and development expenses by major expense categories:

	Year Ended December 31,
	2012	2013
	(In thousands)
Clinical/regulatory expenses	$12,065	$17,079
Formulation/pharmaceutical development expenses	570	1,265
Salaries, benefits and overhead	1,277	1,796

Total	$13,912	$20,140

        We expect our research and development costs to decrease in 2014, now that we have completed our Phase 3 clinical trials. However, we cannot determine with certainty the duration and completion costs associated with our ongoing Phase 4 clinical trial or any future clinical trials of REXTORO. The duration, costs and timing associated with the commercialization of REXTORO will depend on a variety of factors, including uncertainties associated with our ability to obtain regulatory approval. For example, if the FDA were to require us to conduct clinical trials beyond our ongoing Phase 4 clinical trial, we could be required to expend significant additional financial resources and time on the completion of clinical development or post-commercialization trials of REXTORO.

General and Administrative Expenses

        Our general and administrative expenses consist primarily of salaries and related costs for personnel in executive, finance and internal support functions. In addition, general and administrative expenses include facility costs and professional fees for legal, consulting and accounting services. We expect general and administrative expenses to increase materially as we begin to operate as a public company. These increases likely will include salaries and related expenses, legal and consultant fees, accounting fees, director fees, increased directors' and officers' insurance premiums, fees for investor relations services and enhanced business and accounting systems. In addition, if REXTORO is approved, we expect general and administrative expenses to increase substantially as we incur costs of commercialization activities. We also expect to incur pre-commercialization costs prior to hearing from the FDA whether they have approved our NDA.

Interest Income

        Interest income consists of interest earned on our cash and cash equivalents.

Interest Expense

        Interest expense consists primarily of the change in the fair value of warrants to purchase shares of our Series D redeemable convertible preferred stock, or Series D preferred stock, interest expense on our long-term debt and the amortization of deferred financing costs and debt discount.

        Investors who purchased convertible notes in our November 2010 bridge financing received warrants to purchase a number of shares of preferred stock issued in our subsequent equity financing equal to 30% of the principal amount of the convertible notes divided by the price per share of the stock issued upon conversion of such notes, at an exercise price equal to 80% of such price per share. On September 9, 2011, when we completed our Series D preferred stock financing, all of these outstanding convertible notes, plus accrued and unpaid interest, were converted into 3,751,628 shares of Series D preferred stock at a price of $4.50 per share, and the warrants issued in connection with the November 2010 bridge financing became exercisable for an aggregate of 867,157 shares of our Series D preferred stock at an exercise price of $3.60 per share.

        On July 14, 2011, we entered into a $10.0 million loan and security agreement with Silicon Valley Bank, or SVB, which allowed us to draw two $5.0 million loans, which bore interest at an annual rate of 11.5%. We drew $5.0 million on each of July 14, 2011 and October 12, 2011. Interest-only payments were due monthly through March 2012, after which we began to make monthly payments of principal and interest. We were also obligated to make a final payment of $0.3 million, representing a termination fee. In conjunction with this loan, SVB was granted a warrant to purchase 122,292 shares of our Series D preferred stock at an exercise price of $4.50 per share.

        On April 9, 2013, we entered into a $10.0 million loan and security agreement, or the 2013 Loan Agreement, with Oxford Finance, or Oxford, and SVB. This loan bears interest at an annual rate of 9.95%. The proceeds from the 2013 Loan Agreement were used to repay the 2011 loan from SVB, which had a then-outstanding principal and accrued interest balance of $6.0 million, including $0.2 million of the termination fee that had been earned by SVB. The remaining balance of the termination fee, equal to $81,000, will be repaid at the expiration of the term of the 2013 Loan Agreement in 2017. Interest-only payments are due monthly on this loan through April 2014, after which we are required to make 36 equal monthly payments of principal and interest and a final payment of $250,000, representing an additional termination fee, in April 2017. In conjunction with the 2013 Loan Agreement, Oxford and SVB were granted warrants to purchase 61,146 shares of our Series D preferred stock at an exercise price of $4.50 per share and took a security interest in our assets and a negative pledge of all our intellectual property.

        On January 3, 2014, we entered into a note purchase agreement, pursuant to which we borrowed an aggregate of $5.0 million from existing investors. Outstanding balances under this agreement accrue interest at an annual rate of 8% and have a maturity date of July 31, 2015. The 8% convertible promissory notes issued under this agreement are subordinated to the 2013 Loan Agreement. If we complete an equity financing, the principal and accrued interest on these notes will automatically convert into shares of capital stock at the price per share of the financing. If the notes have not previously been converted and we complete a merger, consolidation or reorganization in which outstanding shares of our capital stock are exchanged for or converted into cash or securities of another company, holders of the notes will receive 1.5 times the outstanding principal balance plus accrued unpaid interest. At maturity, the holders of the notes have the option of redeeming the notes or converting them into shares of our Series D preferred stock, at a conversion price of $4.50 per share.

Net Operating Loss Carryforwards

        As of December 31, 2013, we had state and federal net operating loss carryforwards of $69.1 million each. If not utilized, the net operating loss carryforwards will begin expiring in 2016 and 2024 for state and federal purposes, respectively.

        Under Section 382 of the Internal Revenue Code of 1986, as amended, substantial changes in our ownership may limit the amount of net operating loss carryforwards that could be utilized annually in the future to offset our taxable income. Specifically, this limitation may arise in the event of a cumulative change in ownership of our company of more than 50% within a three-year period. Any such annual limitation may significantly reduce the utilization of the net operating loss carryforwards before they expire. The closing of this offering, together with private placements and other transactions that have occurred since our inception, may trigger an ownership change pursuant to Section 382, which could limit the amount of net operating loss carryforwards that could be utilized annually in the future to offset taxable income, if any. Any such limitation, whether as the result of this offering, prior private placements, sales of common stock by our existing stockholders or additional sales of common stock by us after this offering, could have a material adverse effect on our results of operations in future years. We have not undertaken a study to assess whether an ownership change has occurred, or whether there have been multiple ownership changes since our inception, due to the significant costs and complexities associated with such a study. In each period since our inception, we have recorded a valuation allowance for the full amount of our deferred tax asset, as the realization of the deferred tax asset is uncertain. As a result, we have not recorded any federal or state income tax benefit in our statements of operations.

Critical Accounting Policies and Significant Judgments and Estimates

        Our discussion and analysis of our financial condition and results of operations is based on our financial statements, which have been prepared in accordance with generally accepted accounting principles in the United States, or U.S. GAAP. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities and expenses and the disclosure of contingent assets and liabilities in our financial statements. We evaluate our estimates and judgments on an ongoing basis, including those related to accrued expenses and stock-based compensation. We base our estimates on historical experience, known trends and events, contractual milestones and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Our actual results may differ from these estimates under different assumptions or conditions.

        While our significant accounting policies are more fully described in Note 3 to our financial statements appearing elsewhere in this prospectus, we believe the following accounting policies are critical to the judgments and estimates used in the preparation of our financial statements.

Accrued Clinical Expenses

        As part of the process of preparing our financial statements, we are required to estimate our accrued expenses. This process involves reviewing open contracts and purchase orders, communicating with our personnel to identify services that have been performed on our behalf and estimating the level of service performed and the associated cost incurred for the service when we have not yet been invoiced or otherwise notified of actual cost. Payments under some of the contracts we have with parties depend on factors, including the milestones accomplished, successful enrollment of certain numbers of patients, site initiation and the completion of clinical trial milestones. Examples of estimated accrued clinical expenses include:

  •
  fees paid to investigative sites and laboratories in connection with clinical trials;

  •
  fees paid to contract research organizations, or CROs, in connection with some clinical trials; and

  •
  fees paid to contract manufacturers in connection with the production of clinical trial materials.

        In accruing clinical expenses, we estimate the time period over which services will be performed and the level of effort to be expended in each period. If possible, we obtain information regarding unbilled services directly from these service providers. However, we may be required to estimate the cost of these services based only on information available to us. If we underestimate or overestimate the cost associated with a trial or service at a given point in time, adjustments to research and development expenses may be necessary in future periods. Historically, our estimated accrued clinical expenses have approximated actual expense incurred. Subsequent changes in estimates may result in a material change in our accruals.

Research and Development Expenses

        Research and development expenses include salaries and benefits, clinical trials costs, contract services, manufacturing development costs and expenses associated with regulatory submissions. Research and development expenses are charged to operations as they are incurred.

        The guidance in the Financial Accounting Standards Board, or FASB, Accounting Standards Codification, or ASC, Topic 730, Research and Development, requires us to defer and capitalize nonrefundable advance payments made for goods or services to be used in research and development activities until the goods have been delivered or the related services have been performed. If the goods are no longer expected to be delivered or the services are no longer expected to be performed, we would be required to expense the related capitalized advance payments.

Stock-Based Compensation

        Stock-based compensation expense is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the employee's requisite service period, or vesting period, on a straight-line basis. To date, we have only issued options to employees.

        The calculated value of each option award is estimated on the grant date using a Black-Scholes-based option valuation model. We use historical data to estimate pre-vesting option forfeitures and record stock-based compensation expense only for those awards that are expected to vest within the valuation model. The expected term of options granted is derived from the output of the option valuation model and represents the period of time that options granted are expected to be outstanding. The risk-free rate of the option is based on the U.S. Treasury yield curve in effect at the time of the grant using the period of time the options are expected to be outstanding. As a private company, we do not have sufficient history to estimate the volatility of our common stock. Therefore, since 2011, the volatility assumption used in the Black-Scholes formula is based on the volatility of a specified peer group of small cap publicly traded pharmaceutical companies. As a result of our use of estimates, if factors cause our assumptions to change, the amount of our stock-based compensation expense could be materially different in the future.

        The weighted-average assumptions used to estimate the fair value of stock options using the Black-Scholes option pricing model were as follows:

	Year Ended December 31,
	2012	2013
Weighted average volatility	99.51%	89.36%
Expected dividend yield	—	—
Expected term (in years)	4.00	4.00
Risk-free rate	0.56% - 0.68%	0.62%

        Total compensation cost recorded in the statements of operations is as follows:

	Year Ended December 31,
	2012	2013
	(In thousands)
Research and development	$41	$10
General and administrative	122	122

Total	$163	$132

        As of December 31, 2013, there was $0.3 million of unrecognized compensation cost related to unvested employee stock options, which is expected to be recognized over a weighted-average period of approximately 3.5 years. For stock option awards subject to periodic vesting, we recognize compensation cost on a straight-line basis over the service period for the entire award. In future periods, our stock-based compensation expense is expected to increase as a result of recognizing our existing unrecognized stock-based compensation for awards that will vest and as we issue additional stock-based awards to attract and retain our employees.

Fair Value Estimates

        From inception through December 31, 2013, due to the absence of an active market for our common stock, the exercise prices for all options granted were at the estimated fair value as determined contemporaneously on the date of grant by our board of directors prepared in accordance with methodologies outlined in the AICPA Practice Aid Valuation of Privately-Held-Company Equity Securities Issued as Compensation. Our board of directors, which includes members who are experienced in valuing the securities of biotechnology and pharmaceutical companies, considered contemporaneous valuation data and a number of subjective and objective factors including:

  •
  the prices of our redeemable convertible preferred stock sold to non-management investors in arms-length transactions, and the rights, preferences and privileges of our redeemable convertible preferred stock as compared to those of our common stock, including the liquidation preference of our redeemable convertible preferred stock;

  •
  our results of operations and financial position;

  •
  the progress of our development program, including the progression of REXTORO through Phase 3 clinical trials and regulatory approval;

  •
  our stage of development and business strategy;

  •
  the lack of liquidity of our common stock as a private company;

  •
  the likelihood and timing of achieving a liquidity event for the shares of our common stock, such as an initial public offering, given prevailing market conditions; and

  •
  the material risks related to our business.

        The following table presents the grant dates and related exercise prices of stock options granted to our employees from January 1, 2012 through the date of this prospectus, along with the corresponding exercise price for each grant and the fair value per share utilized to calculate stock-based compensation expense.

Grant Date	Number of Shares Underlying Options Granted	Exercise Price per Share	Common Stock Fair Value per Share on Grant Date	Per Share Weighted Average Fair Value of Options
April 4, 2012	40,000	$0.86	$0.86	$0.62
July 11, 2012	200,000	0.90	0.90	0.61
March 15, 2013	70,000	1.65	1.65	1.04
February 26, 2014	875,000	8.85	8.85	3.94

        Based on the assumed initial public offering price of $      per share, the midpoint of the price range set forth on the cover page of this prospectus, the intrinsic value of options outstanding at December 31, 2013 would have been $      million, of which $      million and $      million would have been related to options that were vested and unvested, respectively, at that date.

        Our 2004 Stock Incentive Plan and 2014 Stock Option and Incentive Award Plan are considered compensatory plans, and compensation expense will depend on the level of enrollment in these plans and assumptions used in the determination of the fair market value of the awards at the date of grant.

Series D Preferred Stock Warrant Liability

        Our outstanding warrants to purchase shares of our Series D preferred stock, or Series D warrants, have provisions by which the underlying shares are contingently redeemable based on events outside of our control and as such the warrants are recorded as a liability in accordance with ASC 480-10. Warrants classified as derivative liabilities are recorded on our balance sheet at fair value on the date of issuance and are marked to market at the end of each subsequent reporting period. Non-cash changes in the fair value at each reporting period are recognized in the statement of operations. The fair value of all warrants issued was recorded as a debt discount and was amortized to interest expense using the effective interest rate method over the term of the related convertible promissory notes. The valuation of the warrant liability is determined using a probability weighted expected return model, incorporating share price and volatility information from similar public companies. The fair value was determined using Level 3 inputs. The fair value of all Series D warrants at December 31, 2012 and 2013 was $3.1 million and $4.7 million, respectively. The change in fair value of the warrants of $1.6 million and $1.4 million for 2012 and 2013, respectively, is included in interest expense in the accompanying statements of operations. There were no exercises or settlements by December 31, 2013, and 66,704 Series D warrants expired unexercised on November 19, 2013. We expect that the value of the warrants will fluctuate significantly from period to period.

Emerging Growth Company Status

        Under Section 107(b) of the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, an "emerging growth company" can delay the adoption of new or revised accounting standards until such time as those standards would apply to private companies. We have irrevocably elected not to avail ourselves of this exemption and, as a result, we will adopt new or revised accounting standards at the same time as other public companies that are not emerging growth companies. There are other exemptions and reduced reporting requirements provided by the JOBS Act that we are currently evaluating. For example, as an emerging growth company, we are exempt from Sections 14A(a) and (b) of the Exchange Act which would otherwise require us to (i) submit certain executive compensation matters to stockholder advisory votes, such as "say-on-pay," "say-on-frequency" and "golden parachutes" and (ii) disclose certain executive compensation related items such as the correlation between executive compensation and performance and comparisons of our chief executive officer's compensation to our median employee compensation. We also intend to rely on certain other exemptions, which include but are not limited to, providing an auditor's attestation report on our internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act and complying with any requirement that may be adopted by the PCAOB regarding mandatory audit firm rotation or a supplement to the auditor's report providing additional information about the audit and the financial statements, known as the auditor discussion and analysis.

        We will continue to remain an "emerging growth company" until the earliest of the following: the last day of the fiscal year following the fifth anniversary of the date of the completion of this offering; the last day of the fiscal year in which our total annual gross revenues are equal to or more than $1 billion; the date on which we have issued more than $1 billion in nonconvertible debt during the previous three years; or the date on which we are deemed to be a large accelerated filer under the rules of the Securities and Exchange Commission.

Results of Operations

Comparison of Years Ended December 31, 2012 and 2013

        The following table summarizes our results of operations for the years ended December 31, 2012 and 2013:

	Year Ended December 31,
	2012	2013
	(In thousands)
Operating expenses:
Research and development	$13,912	$20,140
General and administrative	1,793	2,593

Loss from operations	(15,705)	(22,733)
Other income (expense):
Interest income	1	—
Interest expense	(1,274)	(1,211)
Change in fair value of warrant liability	(1,571)	(1,433)

Net loss	$(18,549)	$(25,387)

  Research and development expenses

        Research and development expenses for the year ended December 31, 2012 were $13.9 million, compared to $20.1 million for the year ended December 31, 2013, an increase of $6.2 million primarily related to the two Phase 3 clinical trials of REXTORO and resulting preparation of the NDA for submission to the FDA. We expect research and development expenses will decrease in 2014 following completion of these Phase 3 clinical trials and submission of the REXTORO NDA.

  General and administrative expenses

        General and administrative expenses for the year ended December 31, 2012 were $1.8 million, compared to $2.6 million for the year ended December 31, 2013, an increase of $0.8 million. The increase in general and administrative expenses was primarily attributable to an increase in professional consulting services, patent and general legal fees and market research costs.

  Interest expense

        Interest expense for the year ended December 31, 2012 was $1.3 million, compared to $1.2 million for the year ended December 31, 2013, a $0.1 million decrease. This decrease in interest expense was primarily related to a restructuring of our long-term debt, which bore an annual interest rate of 11.5% from July 2011 through April 2013, at which time the debt was replaced with notes bearing interest at an annual rate of 9.95%.

  Change in fair value of warrant liability

        As described above, the outstanding warrants to purchase shares of our Series D preferred stock require liability classification and mark-to-market accounting at the end of each reporting period in accordance with ASC 480-10. The fair value of all Series D warrants at December 31, 2012 and 2013 was $3.1 million and $4.7 million, respectively. The change in fair value of the warrants, $1.6 million and $1.4 million for 2012 and 2013, respectively, is included in interest expense in the accompanying statements of operations.

Liquidity and Capital Resources

        We have funded our operations since inception through private placements of preferred stock, convertible promissory notes and warrants to purchase shares of preferred stock and two term loans. To date, we have not generated any revenue, and we anticipate that we will continue to incur losses at least through the initial commercialization of REXTORO.

        In its report accompanying our audited financial statements for the year ended December 31, 2013, included elsewhere in this prospectus, our independent registered public accounting firm included an explanatory paragraph stating that our recurring losses from operations and lack of sufficient working capital raise substantial doubt as to our ability to continue as a going concern. A "going concern" opinion means, in general, that our independent registered public accounting firm has substantial doubt about our ability to continue our operations without an additional infusion of capital from external sources, such as the proceeds from this offering. In addition, having a going concern qualification may make it less likely that investors or commercial banks will be willing to finance our operations. Our ability to continue as a going concern will depend, in large part, on our ability to generate positive cash flow from operations and obtain additional financing, which is uncertain. If we are unable to achieve these goals, our business would be in jeopardy and we might not be able to continue operations and might have to liquidate our assets. In that case, investors might receive less than the value at which those assets are carried on our financial statements, and it is likely that investors would lose all or a part of their investment.

        Since inception, our operations have been financed primarily through the sale of equity securities and the issuance of convertible notes and two term loans. Through December 31, 2013, we received aggregate net cash proceeds of $58.7 million from the sale of shares of our preferred stock as follows:

Issue	Year	Shares	Net Proceeds (In thousands)
Series A redeemable convertible preferred stock	2004	2,500,000	$2,500
Series B redeemable convertible preferred stock	2006, 2007	5,066,637	5,067
Series C redeemable convertible preferred stock	2007, 2008, 2009	9,438,744	7,787
Series D redeemable convertible preferred stock	2011, 2013	9,643,910	43,373

		26,649,291	$58,726

        On April 9, 2013, we entered into a $10.0 million loan and security agreement with Oxford and SVB. This loan bears interest at an annual rate of 9.95%. The proceeds from the loan were used to repay our outstanding 2011 loan from SVB, which had a then-outstanding principal and accrued interest balance of $6.0 million, including the earned portion of a termination fee. Interest-only payments are due monthly on this 2013 loan through April 2014, after which we are required to make 36 equal monthly payments of principal and interest and a final payment of $250,000, representing an additional termination fee, in April 2017. In conjunction with this loan agreement, Oxford and SVB were granted warrants to purchase 61,146 shares of our Series D preferred stock at an exercise price of $4.50 per share and took a security interest in our assets and a negative pledge on all of our intellectual property.

        The following table summarizes the primary sources and uses of cash for the periods presented below:

	Year Ended December 31,
	2012	2013
	(In thousands)
Total cash (used in) provided by:
Operating activities	$(15,619)	$(21,787)
Investing activities	(24)	(18)
Financing activities	(2,699)	18,878

Decrease in cash and cash equivalents	$(18,342)	$(2,927)

Operating Activities

        We have incurred, and expect to continue to incur, significant costs in the areas of research and development, regulatory and other clinical trial costs associated with our development of REXTORO.

        Net cash used in operating activities totaled $15.6 million and $21.8 million for the years ended December 31, 2012 and 2013, respectively. The primary use of our cash was to fund the development of REXTORO, adjusted for non-cash expenses, such as depreciation and amortization, interest expense, changes in the fair value of our warrant liability and changes in working capital.

Investing Activities

        Net cash used in investing activities of $24,000 and $18,000 in the years ended December 31, 2012 and 2013, respectively, consisted of property and equipment purchases.

Financing Activities

        Net cash used in financing activities in the year ended December 31, 2012 consisted of $2.7 million in principal payments on promissory notes and term loans. Net cash provided by financing activities in the year ended December 31, 2013 consisted primarily of $16.5 million in proceeds received from the sale and issuance of shares of our Series D preferred stock.

        On January 3, 2014 and January 29, 2014, we issued convertible promissory notes in an aggregate principal amount of $5.0 million to our existing investors. These notes accrue interest at an annual rate of 8%, have a maturity date of July 31, 2015 and are subordinated to the 2013 loans from Oxford and SVB.

Operating Capital Requirements

        We cannot be certain if, when and to what extent we will generate positive cash flow from operations from the commercialization of REXTORO, if it is approved. Our ability to become profitable depends upon our ability to generate revenue. To date, we have not generated any revenue from REXTORO, and we do not know when, or if, we will generate any revenue. We do not expect to generate significant revenue unless or until we obtain marketing approval of, and begin to sell, REXTORO. Even if REXTORO is approved for commercial sale, we expect to incur significant sales and marketing costs as we prepare to commercialize REXTORO. Even if it does receive marketing approval, REXTORO may not be a commercially successful drug. We may not achieve profitability soon after we begin to generate product sales, if ever. If we are unable to generate product revenue, we will not become profitable and may be unable to continue operations without continued funding.

        Based on our estimated use of proceeds, we anticipate that the net proceeds of this offering, together with our existing resources, will be sufficient to fund our launch and initial commercialization of REXTORO, if approved. To the extent that funds generated by this offering, together with existing cash and cash equivalents, are insufficient to fund our future activities and other cash needs, we will need to raise additional funds through public or private equity or debt financings. Although we are currently not a party to any agreement, letter of intent or understanding with respect to potential investments in, or acquisitions of, businesses, services or technologies, we may enter into these types of arrangements in the future, which could also require us to seek additional equity or debt financing. There can be no assurance that we will be able to raise additional funds from any of these sources on terms we deem acceptable, or at all. In addition, future issuances of equity, convertible or other equity-linked securities could materially dilute the ownership interests of holders of our common stock and additional debt financing could result in a material increase in the amount of cash necessary to fund debt service payments and also could require that we comply with financial and other covenants that limit our flexibility and operations.

Contractual Obligations and Commitments

        We lease office space in Northbrook, Illinois under a non-cancelable operating lease agreement scheduled to expire on August 31, 2014.

        The following table summarizes our future minimum lease obligations as of December 31, 2013:

	Total	Less than 1 Year	1 - 3 Years	3 - 5 Years	More than 5 Years
	(In thousands)
Operating leases	$53	$53	$—	$—	$—

Total	$53	$53	$—	$—	$—

Off-Balance Sheet Arrangements

        We do not currently have, nor did we have during the periods presented, any off-balance sheet arrangements as defined by Securities and Exchange Commission rules.

Recently Issued Accounting Pronouncements

        In July 2013, the FASB issued Accounting Standards Update, or ASU, No. 2013-11, Income Taxes (Topic 740), Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists. ASU 2013-11 provides guidance on the financial statement presentation of an unrecognized tax benefit when a net operating loss carryforward, similar tax loss, or tax credit carryforward exists. This new standard requires the netting of unrecognized tax benefits, or UTBs, against a deferred tax asset for a loss or other carryforward that would apply in settlement of the uncertain tax positions. UTBs will be netted against all available same-jurisdiction loss or other tax carryforwards that would be utilized, rather than only against carryforwards that are created by the UTBs. This new guidance was effective for us beginning January 1, 2014. Since ASU 2013-11 only impacts financial statement disclosure requirements for unrecognized tax benefits, we do not expect its adoption to have an impact on our financial statements.

Quantitative and Qualitative Disclosures about Market Risk

        We had cash and cash equivalents of $3.0 million and $0.1 million at December 31, 2012 and 2013, respectively. The primary objectives of our investment activities are to preserve principal, provide liquidity and maximize income without significantly increasing risk. Our primary exposure to market risk relates to fluctuations in interest rates which are affected by changes in the general level of U.S. interest rates. Given the short-term nature of our cash equivalents and our fixed rate of interest on our term loan agreement, we believe that a sudden change in market interest rates would not have a material impact on our financial condition or results of operations. We do not have any foreign currency or other derivative financial instruments.

        We do not believe that our cash and cash equivalents have significant risk of default or illiquidity. While we believe our cash and cash equivalents do not contain excessive risk, we cannot provide absolute assurance that in the future our investments will not be subject to adverse changes in market value. In addition, we maintain significant amounts of cash and cash equivalents at one or more financial institutions that are in excess of federally insured limits.

BUSINESS

Overview

        We are an emerging men's health specialty pharmaceutical company preparing for the commercial launch of REXTORO, our oral testosterone, or T, replacement therapy. On January 3, 2014, we submitted our New Drug Application, or NDA, to the U.S. Food and Drug Administration, or FDA. REXTORO, if approved by the FDA, will be a first-in-class orally available T prodrug in the United States to treat men diagnosed with testosterone deficiency together with an associated medical condition, also known as hypogonadism. In each of our two Phase 3 trials, REXTORO met its primary endpoint of restoring testosterone to normal levels in at least 75% of subjects. Due to its oral administration, REXTORO will not have the risk of T transference to women and children associated with the market-leading T-gels. Furthermore, we believe that REXTORO will be more convenient than currently approved T-replacement therapies, thus making it more likely that men will adhere to their T-replacement regimen.

        Testosterone deficiency is diagnosed in men by a simple blood test that identifies a testosterone concentration below 300 ng/dL. Common symptoms identified in the Endocrine Society's clinical guidelines that suggest testing for T deficiency include reduced sexual activity and desire, decreased energy, increased body fat and reduced muscle mass, depressed mood and other emotional and physiological issues. T deficiency affects approximately 39% of men over the age of 45, according to a study published in the International Journal of Clinical Practice in 2006. Nevertheless, only 12% of men with T deficiency actually receive T-replacement therapy according to a study published in the Archives of Internal Medicine in 2008. Even with this low treatment rate, U.S. sales of T-replacement therapies, the standard treatment for T deficiency, grew at an average annual rate of 21% from 2010 through 2013 and exceeded $2.3 billion in 2013, according to IMS Health. T-gels were 89% of these sales.

        We believe a large number of men with T deficiency remain untreated or do not adhere to their T-replacement therapy because of dissatisfaction with currently available T-replacement therapies. These therapies, consisting of T-gels, T-patches, T-injectables, oral methyltestosterone, or methyl-T, buccal patches and implanted subcutaneous pellets, suffer from limitations related to safety and ease of use and have low rates of adherence to prescribed dosing regimens. For example, only 31% and 14% of men continued taking T-gels six and twelve months, respectively, after commencing therapy, according to a peer-reviewed study that reviewed enrollment and medical records of more than 15,000 men with T deficiency. We believe these low adherence rates result from inconvenient application and safety concerns about T-gels. In addition, T-gels carry a "black box warning" because of their risk of unsafe transference of T to children. We believe REXTORO addresses significant convenience and safety issues of T-gels, as well as a number of limitations of other existing T-replacement therapies.

        REXTORO achieved its primary efficacy endpoint in each of our two Phase 3 trials with 84% and 75% of men, respectively, achieving average serum T concentration in the normal range of 300 to 1,000 ng/dL. The efficacy endpoint for each trial, given to us in NDA submission guidance in 2009 by the FDA in a meeting and confirmed in meeting minutes provided by the FDA, was at least 75% of men having average serum T concentration in the normal range. This endpoint is consistent with FDA efficacy guidance that has been the basis for approving other recently approved T-replacement therapies. We also observed peak serum T levels in our second Phase 3 trial that, although higher than the peak T targets used by the FDA in assessing T-replacement therapies, were closely aligned with those targets and were generally consistent with levels observed in registration trials of other FDA approved T-replacement therapies.

        We expect the FDA will notify us in March 2014 that it has accepted our NDA for review. At that time, we expect the FDA will assign us a November 2014 Prescription Drug User Fee Act, or PDUFA, date, which is the goal date for the FDA to complete its review of the REXTORO NDA.

        We own the worldwide, royalty-free commercialization rights for REXTORO and intend to establish a specialty sales force of approximately 150 to 200 sales representatives to promote REXTORO, if approved, in the United States. Our specialty sales force would call on endocrinologists and urologists, as well as high-prescribers of T-replacement therapies in family practice and internal medicine, commonly referred to as primary care physicians, or PCPs. According to IMS Health, approximately 7,300 physicians, representing about 6% of prescribers, were responsible for nearly 40% of all prescriptions of T-replacement therapies in 2010. We believe we can achieve a successful launch by targeting this physician audience. Following the commercial launch of REXTORO, we expect to evaluate marketing or co-promotion arrangements with established pharmaceutical companies that have PCP-focused sales forces or contract with an outside sales force to achieve broader penetration into the U.S. PCP market. We expect to explore strategic partnerships to assist in obtaining marketing approval for and commercialization of REXTORO outside of the United States.

        Clarus was founded with the objective of successfully creating, developing and commercializing an oral T-replacement therapy to expand patient choice in a market currently dominated by non-oral options. We believe that current users of T-replacement therapies desire an oral T option that is safe, effective and more convenient than currently available options. Therefore, our goal is for REXTORO to become the preferred choice for T-replacement in hypogonadal men.

        Our founder, President and Chief Executive Officer, Dr. Robert E. Dudley, led the discovery, development, regulatory approval and launch of AndroGel, the first T-gel product. AndroGel remains the leading T-replacement therapy more than a decade after its launch. Our new Chief Operating Officer, John Gargiulo, was the President and Chief Executive Officer of Daiichi Sankyo's U.S. operations. He built that company's commercial infrastructure and successfully launched several specialty and primary care products.

Our Strategy

        Our goal is to build a specialty pharmaceutical company that commercializes products focused on men's health. Key elements of our strategy to achieve this goal include:

  •
  Obtain U.S. regulatory approval for REXTORO.  On January 3, 2014, we submitted an NDA for REXTORO as a therapy for the treatment of hypogonadal men. We will pursue the approval of this application and expect the FDA to assign it a November 2014 PDUFA date.

  •
  Build a commercial infrastructure to successfully launch REXTORO.  We will begin building a commercial infrastructure to support our specialty sales force that, if REXTORO is approved, will target endocrinologists, urologists and PCPs who are high-prescribers of T-replacement therapies.

  •
  Establish REXTORO as the preferred choice for T-replacement.  We will drive awareness of REXTORO, if approved, by leveraging the convenience of REXTORO's oral administration without inadvertent T transference to women and children. Following its commercial launch, we will seek to establish REXTORO as the preferred T-replacement option for physicians and hypogonadal men.

  •
  Explore partnerships to more broadly commercialize REXTORO.  Following the commercial launch of REXTORO, if approved, we expect to explore marketing or co-promotion arrangements with established pharmaceutical companies that have PCP-focused sales forces in the United States. We also expect to consider strategic partners with demonstrated commercial capabilities outside the United States.

  •
  Build a portfolio of men's health products.  We will seek to leverage the commercial launch of REXTORO, if approved, with Dr. Dudley's and the rest of our management team's expertise in men's health to develop or acquire rights to additional complementary men's health products.

Hypogonadism and the T-Replacement Market

Hypogonadism or T Deficiency

        Testosterone is a key male sex hormone and is essential to the development of male growth. It is responsible for promoting growth of muscle mass, increasing bone density and strength, and stimulating linear growth and bone maturation. In addition, researchers increasingly identify T as important in metabolic function and other physiological processes, including the observation that normal T levels help maintain energy levels and an overall sense of well-being in men.

        Almost 20 million men in the United States between the ages of 45 and 75 years old may have deficient levels of T, defined as T levels below 300 ng/dL, based upon age-based prevalence rates published in the International Journal of Clinical Practice in 2006 and the U.S. Census Bureau's 2012 population estimates.

        The Endocrine Society, a professional medical organization, has published clinical guidelines identifying the following signs and symptoms as indications of hypogonadism.

Symptoms and Signs of T Deficiency

More specific symptoms and signs of T deficiency

•

Incomplete sexual development

•

Reduced sexual desire and activity

•

Decreased spontaneous erections

•

Breast discomfort or breast development in men

•

Loss of body hair

•

Very small or shrinking testes

•

Inability to father children, low or zero sperm count

•

Height loss, low trauma fracture, low bone mineral density

•

Hot flushes or sweats

Less specific symptoms and signs of T deficiency

•

Decreased energy, motivation, initiative, and self-confidence

•

Feeling sad or depressed mood

•

Poor concentration and memory

•

Sleep disturbance, increased sleepiness

•

Mild anemia

•

Reduced muscle bulk and strength

•

Increased body fat, body mass index

•

Diminished physical or work performance

        There are two types of hypogonadism: secondary hypogonadism and classical hypogonadism. Secondary hypogonadism can be age-related, illness-associated or caused by some medications, such as opioid or corticosteroid drugs. Age-related hypogonadism, in which men lose their ability to produce adequate levels of T, typically affects males beginning at about 45 years of age.

        Secondary hypogonadism is found at a significantly higher rate among men with diseases such as type 2 diabetes and its common precursor, metabolic syndrome. For example, approximately one-third and 12% of all men with type 2 diabetes and metabolic syndrome, respectively, are hypogonadal, according to research published in Diabetes Care in 2007 and the Journal of Andrology in 2009. Secondary hypogonadism is also associated with obesity, chronic heart disease, chronic renal disease, asthma and chronic obstructive pulmonary disease.

        Classical, or primary, hypogonadism is caused by the failure of the testes to synthesize and secrete T. Causes of classical hypogonadism include Klinefelter's syndrome, a condition in which males have an extra X chromosome, testicular tumors, testicular damage, varicocele, which is an abnormal enlargement of the vein in the scrotum that drains blood from the testicles, disease-associated testicular damage, including from mumps, certain systemic diseases, such as renal insufficiency, and exposure to alcohol in chronic excess.

        The following graph depicts the percentage of men with T deficiency by age bracket and shows the prevalence of T deficiency as a function of age.

Prevalence of Men with T Deficiency Based on Age

Source: Mulligan et al., International Journal of Clinical Practice, 2006.

U.S. Market Dynamics for T-Replacement in Men

        U.S. sales of T-replacement therapies, currently the standard treatment for T deficiency, exceeded $2.3 billion in 2013, according to IMS Health. U.S. sales represent the vast majority of global T-replacement sales. We believe that the launch of the first once-daily T-gel in the year 2000 was the catalyst for expansion of the T-replacement therapies market, which was previously restricted to less convenient T-injectables and T-patches and the potentially toxic oral methyl-T. The following graph demonstrates year-over-year growth in the U.S. T-replacement therapies market since the launch of the first T-gel.

U.S. Annual Product Class Sales and
Year-over-Year Growth in the T-Replacement Market

Source: IMS Health

        We believe there is potential for continued market expansion. According to a study published in the Archives of Internal Medicine in 2008, only 12% of hypogonadal men actually receive T-replacement therapy. Our expectation of continued growth and penetration in the T-replacement therapies market in the United States is based on a number of factors, including:

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  a growing awareness among physicians and their male patients that hypogonadism is more prevalent than previously understood;

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  an increased body of published evidence that T is an important factor for overall good health of men;

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  association of T deficiency with other increasingly prevalent diseases, such as metabolic syndrome, type 2 diabetes, chronic renal disease and chronic heart disease;

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  an aging male population and associated prevalence of T deficiency in older men;

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  the ability to diagnose T deficiency through only a simple blood test; and

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  continuing guidance from medical societies, including the Endocrine Society, suggesting that clinicians measure serum T levels of patients if they present with symptoms or signs typically associated with T deficiency.

        In January 2014, the FDA announced that it was investigating the risk of stroke, heart attack and death in men taking FDA-approved T-replacement products. This announcement was prompted by the publication of two retrospective studies suggesting a correlation between these side effects and men using T-replacement therapy, particularly men over 65 and younger men with pre-existing heart disease. The FDA has not concluded that T-replacement therapy actually increases the risk of stroke, heart attack or death. The FDA also stated that it has only approved T-replacement therapies for use by men who lack or have deficient levels of T in conjunction with an associated medical condition. The FDA asked health care professionals and patients to report side effects involving prescription testosterone products to the agency. Morever, the agency did not discourage health care professionals from prescribing T-replacement therapies and directed patients to discuss any concerns with their prescribers before discontinuing any T-replacement therapies.

        Following the FDA's announcement, in February 2014 the Endocrine Society released a statement in support of further studies regarding the risks and benefits of FDA-approved T-replacement products for older men with age-related T deficiency. The release noted multiple studies with differing findings regarding increased and decreased incidences of cardiovascular events when patients were treated with T-replacement therapy. As a result, the Endocrine Society concluded that large-scale randomized controlled trials are needed to determine the risks and benefits of T-replacement therapy in men with age-related T deficiency. The Endocrine Society believes that T is generally safe and beneficial when used to treat young, hypogonadal men with diseases of the testes, pituitary and hypothalamus, the Endocrine Society recommended that patients be informed of the potential cardiovascular risks in middle-aged and older men associated with T-replacement therapies. The Endocrine Society also believes it may be prudent not to administer T to men that have had a cardiovascular event in the preceding six months. Also following the FDA's announcement, Public Citizen, a consumer advocacy organization, petitioned the FDA to add a "black box" warning about the increased risks of heart attacks and other cardiovascular dangers to the product labels of all T-replacement therapies.

Limitations of Existing Non-Oral Treatments for T Deficiency

        There are several currently marketed non-oral T-replacement therapies to treat men with T deficiency in the United States, including T-gels, T-injectables, T-patches, buccal patches and implanted subcutaneous pellets, or T-pellets. We believe each of these existing therapies suffers from limitations related to safety and ease of use. The following table outlines currently marketed non-oral T-replacement therapies, their respective limitations and dollar-based U.S. market share in 2013.

Product	Application	Limitations	Dollar-Based Market Share(1)
T-gels	Gel or solution, applied daily to underarms or broad sections of the upper arms, shoulders, thighs or stomach

•

FDA requires a "black box warning" due to the risk of inadvertent transference of T to children from contact. Accidental exposure to T via a T-gel can cause a number of adverse side effects, including premature puberty in children.

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Inadvertent exposure to women can cause changes in body hair, increased acne or changing voice.

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Inconvenient application and potential skin irritation.

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Low compliance and adherence. According to a peer-reviewed study published in the Journal of Sexual Medicine in 2013:

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Only 31% and 14% of patients were still on T-gel therapy six months and 12 months, respectively, after first dosing.

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About half of those who discontinued therapy later resumed treatment.

89%

Product	Application	Drawbacks	Dollar-Based Market Share(1)
T-injectables	Injection of T prodrug, every two to four weeks, typically into the muscle of the buttocks	• Painful administration. • Generally requires a visit to a physician's office for administration. • Highly variable pharmacokinetic profile: • Can result in sustained serum T levels substantially in excess of the upper limit of normal. • Can result in mood swings because of wide-ranging levels of T across the multi-week period between injections.	6%
T-patches	Medicated patches applied daily to skin	• Common side effects are itching, irritation or discomfort at the application site.	4%
Buccal patches	Small patch placed twice daily to gums	• Patch does not always adhere properly and is uncomfortable. • When a patch is not in place, T-replacement therapy is not active.	< 1%
T-pellets	Subcutaneous pellets implanted every three to six months

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A minor surgical procedure is required for implantation.

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If T-replacement therapy must be stopped for any reason, the pellets must be surgically removed.

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Risk that the body will extrude the pellets.

			< 1%
(1)
Based on IMS Health U.S. sales data.

Challenges Associated with Oral Delivery of T

        There are numerous physiologic and formulation challenges that have historically made the development of a commercially viable oral T-replacement therapy difficult. A primary obstacle has been that oral T is rapidly and extensively metabolized by the intestine and the liver, a process known as first-pass metabolism. Consequently, an inadequate amount of T reaches the bloodstream. While it is possible that this limitation could be overcome with an extremely large oral dose of T, such a dose would be potentially harmful to the liver.

        One approach to oral T delivery is to chemically modify T in a way that retards its metabolism by the liver. This method was used over 40 years ago when methyl-T was developed. However, methyl-T has been associated with potentially serious liver toxicity and, although it is approved in the United States, it is rarely prescribed as a result. Some countries, such as Germany, have banned its use.

        Another oral T delivery approach, originally developed in the 1970s, was to create orally active T prodrugs by combining T and fat-like molecules to create a T-ester. A T prodrug is an inactive version of T that is converted by natural enzymes in the body to T. While T prodrugs sufficiently avoid first-pass liver metabolism, there have been a number of challenges related to the clinical use of these early formulations, including inconsistent absorption into the lymphatic system, insolubility issues and the influence of fat content in food, all of which can lead to variable T levels. These issues often create unpredictable clinical responses and poor efficacy. Finally, even when target T levels are achieved, T is rapidly cleared by the body once it reaches the bloodstream, thus requiring either frequent dosing or high and unsafe levels of T in order to maintain the desired therapeutic effect throughout the day. For example, we believe that these limitations have negatively affected the clinical and commercial success of Andriol, an oral T undecanoate, or TU, product marketed outside the United States by Merck & Co., Inc. since the early 1970s. Andriol capsules are required to be taken three times per day. The published literature indicates that average serum T levels in response to Andriol are highly variable and that Andriol often yields an inadequate clinical response.

Our Solution—REXTORO

        Our founder, President and Chief Executive Officer, Dr. Robert E. Dudley led the discovery, development, regulatory approval and launch of AndroGel, the first T-gel product. Dr. Dudley, our management team and investors founded Clarus with the goal of successfully commercializing an oral T product to expand patient choice in a market currently dominated by non-oral options. We believe that current users of T products desire an oral T option that is safe and effective.

        In pursuit of our goal, we explored a wide array of proprietary combinations of T prodrugs and excipients to achieve optimal formulation characteristics. We believe that the ultimate result of these pursuits, REXTORO, overcomes a number of the problems associated with earlier attempts to formulate and deliver oral T for therapeutic treatment. REXTORO, if approved, will be a first-in-class oral formulation of a T prodrug in the United States to treat hypogonadism. Specific REXTORO formulation attributes include:

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  the ability to load high concentrations of soluble TU content per softgel capsule;

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  rapid and complete solubilization of TU after oral administration to foster bioavailability;

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  the ability to dose TU with meals that contain a wide range of dietary fat levels; and

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  significant TU absorption even when taken in the absence of food.

        The active component of REXTORO is a T prodrug formed by the combination of T with a fat-like molecule, or fatty acid, to create the T-ester TU. REXTORO is a proprietary formulation of TU using a liquid, self-emulsifying drug delivery system, or SEDDS, in a softgel capsule. In the presence of the water naturally present in the stomach and small intestine, this formulation maintains the TU in solution so that the body can form lipoprotein particles containing TU that are preferentially absorbed through the intestinal lymphatic system, thus bypassing delivery to the liver. Once TU enters the circulation by this pathway, it is acted upon by normally existing natural enzymes throughout the course of the day to slowly cleave off the fatty acid, yielding circulating T. The liberated fat-like molecule is metabolized like any other fatty acid present in food. The following is an illustration of REXTORO's drug delivery system:

        REXTORO will be administered twice daily, which we believe is a safe way to achieve clinical efficacy while avoiding concerns about peak serum T levels. REXTORO is administered in an initial dose of 200 mg of T twice-daily and can be adjusted by increments of 50 mg on subsequent doses to between 100 mg and 300 mg, twice-daily. Patients taking REXTORO will visit their physician's office one or two times after commencing REXTORO therapy to measure their serum T levels and potentially have their REXTORO dose adjusted, similar to the dose adjustment regimen used in connection with T-gels and other T-replacement therapies.

        We believe REXTORO, if approved, will offer hypogonadal men and prescribing physicians a safe and effective oral T-replacement option and will have a number of advantages over the currently approved T-replacement therapies, including:

  •
  Convenient Oral Dosing.  REXTORO is one or two easy-to-swallow softgel capsules taken twice daily with a meal. We believe oral dosing will be easier to use than T-replacement therapies currently on the market and will improve the low treatment adherence rates caused by the inconvenience of, and potential adverse skin reactions associated with, T-gels.

  •
  No Inadvertent T Exposure.  REXTORO is an oral product that eliminates the risk of T transfer to women and children, which can lead to serious consequences. This potential transfer is a risk associated with all T-gels and has led to a "black box" warning on all of these products' labels because of the resulting risk to children.

  •
  Normalized T Levels.  After appropriate dose adjustment, 84% and 75% of men treated with REXTORO in our Phase 3A and 3B trials, respectively, achieved average serum T levels in the normal range of 300 to 1,000 ng/dL.

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  Safe Pharmacokinetic Profile.  With the dosing regimen proposed in our NDA for the REXTORO label, serum T concentrations were normalized in 75% of men participating in our Phase 3B trial and were closely aligned with, but did not precisely meet, the FDA's target for peak T concentrations.

REXTORO Clinical Development Program

        To date, we have studied REXTORO across 466 hypogonadal men in six completed clinical trials. The individual design and results of each of our completed clinical trials and our ongoing Phase 4 clinical trial are discussed below.

		Trial	Subjects
		Completion		Treated with
Trial	Duration	Date	Total	REXTORO
Phase 3B: Efficacy & Safety Single-arm, open-label, multicenter study to evaluate the efficacy and safety of REXTORO in men with T deficiency and to test the dose-titration regimen ultimately included in our NDA	114 days	December 5, 2013	148	144
Phase 3A: Primary Safety & Supportive Efficacy Two-arm, open-label, multicenter, active controlled study to evaluate the efficacy of REXTORO in men with T deficiency and the safety of REXTORO against a T-gel as an active comparator	12 months	November 22, 2013	325	162
Phase 4: Safety Continuation of Phase 3A Open-label, 12-month follow-up safety study of REXTORO, with dose titration allowed at entry into study and day 180, in patients rolled over from our Phase 3A trial	12 months	Ongoing; expected completion August 2014	182	88
Phase 2: Food Effect Clinical Trial Five-way crossover trial, to evaluate the effect of dietary fat on serum T response, with a normal fat diet comparator	Single dose; 5 periods	July 6, 2010	16	16
Phase 2: 30-Day Repeat-Dose Clinical Trial Repeat-dose trial, to evaluate REXTORO's impact on serum T response over time and time to steady state T levels in men with T deficiency	30 days	January 26, 2010	15	15
Phase 2: Seven-Day Repeat-Dose Clinical Trial Four-arm repeat-dose crossover trial, to evaluate serum T response over time in men with T deficiency to varying doses of T as TE and REXTORO	7 daily doses; 4 periods	August 6, 2009	29	29
Phase 2: Single-Dose Response Clinical Trial Five-arm crossover trial, to evaluate linearity of serum T levels after an oral T dose in men with T deficiency, in which T as T enanthate, or TE, a commonly prescribed injected T prodrug, and REXTORO were administered at varying doses, followed by five to 14 days of washout	Daily dose; 5 periods	February 2, 2009	12	12

Phase 3 Trials

        We completed a Phase 3A trial (CLAR-09007) and a Phase 3B trial (CLAR-12011), each of which yielded efficacy consistent with FDA guidance. In our Phase 3A trial, REXTORO achieved the FDA guidance for efficacious T-replacement therapy, which is at least 75% of evaluable subjects with a serum T in the normal range of 300 to 1,000 ng/dL. However, we observed a higher number of peak T levels than FDA targets. As a result and based on pharmacokinetic modeling of the serum T data from our Phase 3A trial, we developed a revised dose titration regimen that we then evaluated in our Phase 3B trial. In our Phase 3B trial, a single-arm, 114-day trial conducted in 144 hypogonadal men treated with REXTORO, this revised dose-titration paradigm yielded peak T levels that were closely aligned with, although they did not meet, the FDA's targets and still achieved efficacy consistent with FDA guidance.

Phase 3A Trial

        Our Phase 3A trial evaluated the response of 325 hypogonadal men between the ages of 18 and 75, with an average age of 55, equally randomized to a REXTORO group or to an active control group treated with the T-gel product, AndroGel 1%. While AndroGel was used primarily as a safety comparator, we also evaluated it relative to a number of additional endpoints. We designed this trial in consultation with the FDA, which approved the trial's overall design in writing prior to initiation. The subjects in the REXTORO treatment arm received REXTORO twice daily, at an initial oral dose of 200 mg of T with a meal. The trial protocol provided for upward or downward dose adjustments at 100 mg increments based on a single-sample serum T measurement around days 30 and 60. Patients treated with AndroGel also had their doses adjusted as necessary and were considered only when evaluating the safety profile of REXTORO and did not serve as a comparator with regard to efficacy.

        Hypogonadal men were enrolled and randomized in our Phase 3A trial across 25 sites in the United States and five in Germany. A total of 129 (79.6%) and 133 (81.6%) subjects in the REXTORO and T-gel groups, respectively, completed the overall study. Of subjects in the REXTORO group, 4.3% discontinued the study due to adverse events as compared to 2.5% in the T-gel group. The most common reasons for study discontinuation prior to completion of the overall study period were withdrawal of consent (REXTORO—12 subjects, or 7.4%; T-gel—15 subjects, or 9.2%), lost to follow-up (REXTORO—7 subjects, or 4.3%; T-gel—5 subjects, or 3.1%), and adverse events (REXTORO—7 subjects, or 4.3%; T-gel—4 subjects, or 2.5%). No subjects discontinued due to death.

Efficacy

        Efficacy was assessed on day 90 or 105 depending on an individual subject's need for dose adjustment during the initial treatment phase and was determined on the proportion of evaluable men in the REXTORO arm who achieved an average serum T concentration in the normal range of 300 to 1,000 ng/dL.

        The mean serum T concentration attained was 628 ng/dL in subjects treated with REXTORO compared to 485 ng/dL for the T-gel group. The efficacy objective of the trial was achieved: 83.6% (compared to the FDA guidance of at least 75%) of men treated with REXTORO had a serum T level in the normal range with the lower limit of the 95% confidence interval being 76.5% (compared to the FDA guidance of greater than 65%).

        Several additional endpoints were assessed, including body composition, bone density, general well-being and sexual function. In men treated with REXTORO, we observed improvements better than in those treated with AndroGel for a number of these additional endpoints, including increased lean body mass, decreased fat mass, increased hip bone density and improvements in certain quality of life parameters. Additionally, compliance on REXTORO was high, with 95% of patients who completed the trial fulfilling their twice daily suggested dose regimen.

Safety

        We observed a number of peak T levels that fell outside targets used by the FDA in assessing T-replacement products. This trial resulted in 14% of evaluable men (compared to a target of zero) with peak serum T levels greater than 2,500 ng/dL, 13% percent of evaluable men (compared to a target of less than or equal to 5%) with peak serum T levels between 1,800 to 2,500 ng/dL, and 59% of evaluable men (compared to a target of at least 85%) with peak serum T levels less than 1,500 ng/dL. However, pharmacokinetic modeling of the data from the trial suggested that we could reduce the number of subjects with peak serum T levels to be in closer alignment with FDA targets with a revised dose titration regimen while still achieving an average T level necessary to demonstrate efficacy. The T range we used in our Phase 3A trial to predict an average T concentration based on a single blood sample was set at 250 - 1100 ng/dL. By closely studying serum T data from our Phase 3A trial, we concluded that this serum titration range was too wide, thus giving rise to peak T levels higher than desired. Therefore, we developed a revised dose titration regimen for our Phase 3B trial that used a narrower T range of 250 - 700 ng/dL to trigger dose adjustments. Since this revised dose adjustment algorithm would require validation, a second Phase 3 trial was conducted.

        We tracked standard clinical chemistry and hematology parameters and assessed prostate health based on regular prostate-specific antigen measurements, digital rectal exams and changes in prostate volume based on ultrasound measurements. REXTORO was generally well tolerated and its overall safety profile generally consistent with currently approved T-gels and with the pharmacological effects of T. The most common treatment-related side effects were occasional mild gastrointestinal, or GI, disturbances, including mild upset stomachs or burping in some subjects, and side effects associated with increases in the volume of red blood cells in the blood, or hematocrit, enlargement of the prostate or increases in prostate-specific antigen, or PSA. No deaths occurred in the trial. Cardiac disorders were reported by 2.8% of all subjects (REXTORO and T-gel). Cardiac disorders were reported by 4.3% of the subjects on REXTORO and 1.3% of those on T-gel. Of the seven (4.3%) who had cardiac disorder side effects, on REXTORO, four (2.5%) had side effects that were considered serious, while two (1.3%) on T-gel had cardiac disorder side effects of which one was considered serious. Of the serious side effects, a heart attack occurred in two individuals on REXTORO, although one occurred in a subject with pre-existing congestive heart failure who was hospitalized for pneumonia. Subsequently, this subject was found to have an elevated level of a diagnostic protein marker released when heart muscle has been damaged. No heart attacks were reported in subjects on T-gel. One subject on T-gel and two subjects on REXTORO had coronary artery disease and received cardiac stents, one which occurred in a patient on day 3 of treatment after he reported an almost three week history of chest pain. Peripheral edema, a swelling of the ankles, feet and legs that is a well-known side effect of T-replacement therapy, was attributed to REXTORO treatment in two men (1.2%), although nine (5.6%) on REXTORO and two (1.3%) on T-gel complained of peripheral edema symptoms. REXTORO was not associated with liver toxicity as evidenced by the absence of clinically meaningful changes in common laboratory tests used to assess liver function.

        During this Phase 3A trial, we observed a modest increase in serum dihydrotestosterone, or DHT, and in the ratio of DHT to T, or DHT:T ratio, in men treated with REXTORO or T-gel. DHT is an active natural metabolite of T that is the principal active androgen in many tissues. In this trial, the mean serum DHT concentration increased from a baseline of 17 ng/dL (in both groups) to 69 and 125 ng/dL, respectively, in subjects treated with AndroGel and REXTORO. The mean DHT:T ratio increased from a value of about 0.1 in both groups to values of about 0.2. The upper limit of normal for DHT:T in the assay we used was 0.1. A comparison of the DHT responses seen in hypogonadal men treated with REXTORO is of similar magnitude to or less than that reported in the literature for other T-replacement therapies approved by the FDA. The clinical relevance of elevated DHT levels is unknown, although elevated levels of DHT were previously hypothesized to increase risk for prostate cancer. However, studies published in the Journal of the American Medical Association in 2006 and the

Journal of Investigative Medicine in 2010 did not show that T and DHT levels in blood impacted the levels of these hormones in prostate tissue, nor that they activated genes in the prostate that are associated with the development of prostate cancer. Furthermore, we are not aware of any published clinical data that supports elevated risk, including cardiovascular risk, associated specifically with an increase in serum DHT or DHT:T ratio. For example, a 2014 study published in the Journal of Clinical Endocrinology and Metabolism indicated that higher DHT levels in older men were not associated with an increase in ischemic heart disease mortality.

        A 2010 study published in the New England Journal of Medicine reported that Testim T-gel therapy increased cardiovascular events in older men with limitations in mobility and a high prevalence of chronic disease. However, the authors concluded the small size of the trial and unique patient population prevented broader inferences about the safety of T-replacement therapy. Coincident to this, the FDA asked us to measure two plasma cardiovascular biomarkers, high sensitivity C-reactive protein, or hs-CRP, and plasma lipoprotein-associated phospholipase A2 activity, or Lp-PLA2. In this trial, the FDA asked us to evaluate whether the response of these biomarkers is substantially similar in men treated with REXTORO and AndroGel 1%. In the non-inferiority analysis that combined these two plasma cardiovascular biomarkers, REXTORO was neither inferior to AndroGel 1% nor associated with changes in these biomarkers from baseline to day 365 that were statistically different from changes observed in response to AndroGel 1%.

        REXTORO effects on the prostate were assessed using the International Prostate Symptom Score, or I-PSS, prostate volume, and PSA monitoring. There was a clinically insignificant increase in PSA at day 365 of 0.27 ng/mL and 0.19 ng/mL for the REXTORO and the T-gel groups, respectively. In addition, the mean PSA levels at the end of the study were within the normal range for both treatment groups. Prostate volume was evaluated by transrectal ultrasound of the prostate with the increase being only about 1 cc greater in the REXTORO group than the T-gel group, a clinically insignificant difference. Clinical symptoms of benign prostatic hyperplasia, or BPH, as assessed by the I-PSS, were not statistically significantly different between the treatment groups. A larger number of subjects on T-gel (8, or 5.0%) experienced an increase in PSA compared to REXTORO subjects (5, or 3.1%). A single case of prostate cancer occurred in a T-gel subject.

Cardiovascular Biomarker Sub-Study

        Since all T products reduce HDL cholesterol to some degree, we proactively conducted an exploratory cardiovascular biomarker sub-study in a subset of 28 men treated with REXTORO and 29 men treated with T-gel in our Phase 3A trial in an effort to better understand the effects of oral TU and T-gel therapy on additional cardiovascular biomarkers known to be associated with increased cardiovascular risk. In addition to in vitro cholesterol efflux, or CE, we conducted HDL and LDL cholesterol particle metric studies along with analyses of several cardiovascular biomarkers known to be associated with increased cardiovascular risk. Both REXTORO and AndroGel caused a modest decrease in CE with REXTORO showing a greater effect. However, we believe this difference was of unclear clinical significance given the complexities of cholesterol trafficking and the use of a cell line that did not have certain HDL cholesterol-sensitive pathways fully activated.

        For most of the cardiovascular biomarkers evaluated in this exploratory sub-study (secreted phospholipase A2, or sPLA2, intermediate density lipoprotein, or IDL, very low density lipoprotein, or VLDL, and most of the markers of immune response to modified LDL and its atherogenic components), responses in REXTORO subjects after 365 days of therapy were not statistically different from the responses observed in T-gel subjects. A notable exception to this was a potentially detrimental increase in phosphocholine oxidized phospholipid, or PC-ox PL, which is also commonly referred to as oxidized low density lipoprotein, or Ox-LDL, in T-gel subjects compared to a potentially beneficial decrease in REXTORO subjects. Finally, neither REXTORO nor T-gel was associated with an adverse change in LDL phenotype over the 12 month treatment period.

        Overall, our findings in this sub-study were consistent with the pattern observed for the high sensitivity C-reactive protein, or hs-CRP, and lipoprotein-associated phospholipase A2, or Lp-PLA2, cardiovascular biomarkers in all subjects in our Phase 3A trial.

Phase 3B Trial

        Our Phase 3B trial was a single-arm, 114-day trial conducted in 144 hypogonadal men between the ages of 18 and 75, with an average age of 56, treated with REXTORO to test our new dosing regimen. The subjects received REXTORO twice daily, at an initial oral dose of 200 mg of T with a meal. The range for a single-sample serum T measurement used at prescribed collection days after the initial REXTORO dose, to determine whether a subject's dose should be adjusted, was set at 250 - 700 ng/dL. Each single-sample serum T measurement was taken three to five hours after the morning REXTORO dose. The trial protocol provided for upward or downward adjustments at 50 mg increments in the morning and evening dose, with a minimum of 100 mg and a maximum of 300 mg, based on a single-sample serum T measurement on days 30 and 60, to better control for peak T values. As a result of the efficacy and peak T levels achieved in our Phase 3B trial, we expect this revised dose titration regimen to be reflected in the product label.

        The subjects were enrolled in this trial across 24 sites in the United States only. A total of 117 subjects completed all visits; however, since one individual attended the final visit but did not complete his pharmacokinetic blood sampling portion, he was not included in the efficacy analysis. The most common reasons for study discontinuation prior to completion of the overall study period were withdrawal of consent (8 subjects, or 5.6%), lost to follow-up and reasons classified as "other" (5 subjects each, or 3.5% each), and adverse events and significantly elevated hematocrit (3 subjects each, or 2.1% each). No subjects discontinued due to death.

Efficacy

        Efficacy was assessed based on the serum T concentration at day 114. The primary endpoint was the percentage of treated subjects who had 24-hour average serum T concentration within the normal range of 300 to 1,000 ng/dL.

        The mean serum T concentration attained was 422 ng/dL, within the normal range. The primary efficacy objective of the trial was achieved: 75% of men (compared to the FDA guidance of at least 75%) treated with REXTORO had an average serum T concentration in the normal range with the lower limit of the 95% confidence interval being 66% (compared to the FDA guidance of greater than 65%).

Safety

        The safety profile of REXTORO was evaluated by reported clinical adverse events, standard clinical laboratory results, vital signs, physical examinations, and the I-PPS questionnaire. The frequency peak T values fell from those observed in our Phase 3A trial and, although they did not meet the peak T targets used by the FDA in assessing T-replacement therapies, they were closely aligned with those targets and generally consistent with recently approved T-replacement products. In this trial, 3% of treated men (compared to the target of zero) had a peak T value at least 2500 ng/dL, 6% of treated men (compared to a target of less than or equal to 5%) had a peak T value between 1800 and 2500 ng/dL, and 81% of treated men (compared to a target of at least 85%) had a peak T value less than or equal to 1500 ng/dL. High peak T concentrations following REXTORO were infrequent and transient, and the detection of one event in a subject was not an indicator that a similar event would be detected at a subsequent clinical visit by the same subject. This trial led us to believe that the revised dose titration regimen is an effective means of controlling for both average serum T and peak T concentrations by adjusting the administered dose based on the serum total T concentration in a single blood sample collected three to five hours post-dose.

        As was the case in our Phase 3A trial, REXTORO was generally well tolerated and its overall safety profile was generally consistent with currently approved T-gels. The most common treatment-related side effects were gastrointestinal disturbances, including occasional upset stomach or burping in some subjects. Adverse events associated with cardiac disorders were experienced by two subjects (1.4%): one (0.7%) experienced heart palpitations and another (0.7%) atrial fibrillation, but there were no serious cardiac disorder side effects. There were no deaths in the study and no subjects reported having a heart attack or required a cardiac stent. Peripheral edema attributed to REXTORO was reported in only one man (0.7%), although four men (2.8%) on REXTORO complained of peripheral edema symptoms and one man (0.7%) had generalized edema. The change in mean HDL cholesterol from baseline to the end of the trial, a 9.9% decrease, was substantially less than the decrease of 21.6% observed with REXTORO in our Phase 3A trial and essentially the same as the 12.3% decrease we observed with T-gel in that trial. There was an absolute average increase of 3.3% in hematocrit but this increase did not raise the mean hematocrit above the normal range. Four subjects (2.8%) had confirmed significantly elevated hematocrit to levels that required subjects to donate blood or to be dropped from the study. A similar response in serum DHT and the DHT:T ratio was observed in this trial compared to men treated in our Phase 3A trial. REXTORO was not associated with liver toxicity, as evidenced by a lack of clinically meaningful changes in common laboratory tests used to assess liver function.

        REXTORO effects on the prostate were assessed using I-PSS and PSA monitoring. Treatment did not have a clinically meaningful effect on the I-PSS category classification or score. At day 114, an absolute mean increase in PSA of 0.3 ng/mL was observed. This change was less than the change of 1.4 ng/mL that is considered clinically meaningful. The mean PSA level at day 114 was within the normal range. No cases of prostate cancer were observed.

Ongoing Phase 4 Clinical Trial

        We are conducting a Phase 4 follow-up safety study (CLAR-12010) of REXTORO. We expect the last subject will be dosed in this trial during the second quarter of 2014 and the final report to be available in August 2014.

        This Phase 4 follow-up safety study was requested by the FDA as a means to collect additional comparative exposure and safety data for up to 24 months on both REXTORO and AndroGel 1%. The FDA did not require that a minimum number of subjects in either treatment arm complete 24-months of T-replacement therapy. We did not have to complete this trial as a condition of submitting our NDA for REXTORO, but we do have to provide the FDA with available data from this study in our 120-Day Safety Report in May 2014 and, ultimately, with a final report.

        Subjects who completed our 12-month Phase 3A trial were offered the opportunity to participate in a one-year extension study. The trial enrolled 88 subjects on REXTORO and 94 on T-gel, representing approximately 65% of the subjects who completed our Phase 3A trial. Safety is assessed at regularly scheduled visits over the 12-month period on the basis of physical exams, clinical chemistry and hematology, cardiovascular biomarkers (hs-CRP and Lp-PLA2), prostate volume, I-PSS and adverse event reporting. At the end of the Phase 4 trial, a bone-density scan and psychosexual questionnaire will also be administered.

        Our ongoing review of the clinical safety data suggests that during our Phase 4 trial there has been minimal increase in mean hematocrit and PSA and only minor changes in total, HDL and LDL cholesterol or triglycerides since the end of our Phase 3A trial. One subject on REXTORO had a transient increase in alanine aminotransferase, or ALT, an enzyme found mainly in the liver, that was more than 2.5 times the upper normal limit, but the total bilirubin, a corresponding enzyme, did not change and the ALT returned to normal with continued dosing. Accordingly, we do not believe this transient change was of clinical significance. The profile of adverse events observed in this Phase 4 trial is similar to that observed in our Phase 3A trial.

        The last patient enrolled in our Phase 4 trial in April 2013. At our pre-NDA meeting with the FDA, it was agreed that available safety data from this trial would be submitted as part of the 120-Day Safety Report in May 2014. At that time, data for nearly all subjects who have completed day 180 and day 270 visits will be available. In addition, approximately 50% of available subjects will have data for the full 12 months.

Phase 2 Clinical Trials

        We have completed a total of four Phase 2 trials of REXTORO in which a total of 72 hypogonadal men were treated. There were no significant treatment-related adverse events observed during any of these trials.

        Our Phase 2 30-Day and 7-Day Repeat Dose clinical trials measured serum T response over time in 44 hypogonadal men. The results from these trials satisfied the efficacy and safety guidance the FDA provided to us for our Phase 3 trials, for both average serum T concentration and peak serum T concentration, for REXTORO at a dose of 200 mg of T administered twice daily. In addition, these studies provided important data regarding the time to reach steady state serum T levels after initial dosing and subsequent dose modifications.

        Our Phase 2 Food Effect clinical trial was conducted in accordance with published FDA guidelines to evaluate the effect of differing levels of dietary fat on REXTORO. Sixteen hypogonadal men were dosed with the maximum anticipated REXTORO twice-daily oral dose without food (0% fat) or with very low fat (5%), low fat (10 to 20%), normal fat (30%) and high fat (50%) meals. Using the normal fat diet as the comparator, we determined that the differences between normal fat and each of low fat and high fat meals relative to serum T response were not statistically significant. Only in the absence of food or when administered with a very low fat meal was the serum T response to REXTORO less than the normal diet with statistical significance. Based on the results of this food effect trial and our discussions with the FDA, men in our Phase 3 trials were instructed to take REXTORO with a regular meal.

        Our Phase 2 Dose Response trial was designed to evaluate the linearity of serum T levels after an oral T dose. Twelve men were enrolled in the five-arm crossover trial, in which they received one or two oral T doses as either TE or REXTORO. Each treatment day was followed by five to 14 days of washout without any T-replacement therapy before another oral T formulation was dosed. The five formulations were 400 mg TE once daily, 200 mg REXTORO once daily, 100 mg REXTORO twice daily, 200 mg REXTORO twice daily, and 400 mg TE twice daily. We evaluated serum T pharmacokinetics for each formulation and determined that, among the doses we evaluated, REXTORO at a dose of 200 mg of T, administered twice daily, yielded optimal serum T levels. By only dosing men for a single day and then washing them out before administering the next formulation, we did not expect men to achieve serum T levels in the normal range because men cannot reach steady-state levels of T after a single day of treatment. Nonetheless, 75% of the 12 men achieved non-steady-state average serum T levels in the normal range, with a mean serum T concentration of 385 ng/dL.

Pharmacology and Toxicology Studies

        The FDA has not required extensive preclinical pharmacology and toxicology testing of recently approved T-replacement therapies because of the well-documented pharmacological effects of T and its long perceived history of safe use in men with T deficiency. Similarly, in our case, the FDA did not require any preclinical studies of TU or Phase 1 clinical trials of TU before we initiated our first Phase 2 trial. The FDA asked us to provide only limited pharmacology and toxicology data in our NDA for REXTORO. Specifically, the FDA asked us to provide data that addresses androgen receptor binding of TU, summarize published data for TU regarding absorption, distribution and excretion, or ADE, and conduct a 3-month oral toxicology study with full histopathology of REXTORO in male dogs. The following table shows the information included in our NDA for REXTORO in response to these requests:

FDA Request	Information Included in Our NDA

Oral Toxicology Dog Study

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Composition: two treated groups of male beagle dogs and one placebo control group (four core dogs in each group, with three dogs designated as recovery animals); recovery dogs held for at least 28 days after their final dose

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Dosing: REXTORO or placebo capsules, administered orally within 30 minutes after feeding, at doses equivalent to 3 times and 10 times maximum anticipated human doses

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Duration: dosing twice daily for at least 91 consecutive days

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Evaluation: standard toxicology evaluations such as clinical observations, body weight, clinical pathology, ophthalmic and electrocardiogram examinations and blood sampling (for TU, T, DHT, and DHT undecanoate levels and cortisol levels); complete necropsy performed on all core and recovery animals

Results

•

Peak serum T levels in dogs on the low and high dosages of TU were approximately 12,000 and 30,000 ng/dL, respectively. These are 12- and 30-times the normal upper limit for T in normal men.

•

There were no deaths and no treatment-related effects in clinical signs, body weight, body weight gain, hematology, coagulation, and urinalysis parameters or electrocardiogram and ophthalmic examinations.

•

Organ weight changes and corresponding changes in tissues inherently sensitive to testosterone, including testes, adrenal cortex and prostate, reflected an expected response to the exaggerated pharmacological action of TU-derived T or DHT.

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No toxicity was found in any other organs, including the heart, stomach, small or large intestines, intestinal lymphatics, kidneys and liver;

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No-observed-adverse-effect levels were established for these organs at the highest oral dose level of TU evaluated, 252 mg/kg/day, ten times the maximum anticipated equivalent human dose.

•

No treatment-related changes were observed in the liver. In contrast, oral administration of methyl-T has been associated with liver toxicity in rats and dogs.

•

In spite of potentially large local concentrations of TU shortly after oral dosing, GI tract tissues had no TU- or formulation-associated lesions.

•

Treatment-related decreases in cholesterol and triglycerides, along with an increase in creatinine, were noted at terminal necropsy but had reverted towards normalcy at the end of the 28-day recovery period.

Androgen Binding Study • We conducted an in vitro androgen receptor binding study in which TU was compared to other androgens, including other T-esters.	• Relative TU binding to the androgen receptor was found to be negligible. • Less TU binding was found than observed, for example, for TE, a commonly prescribed injected T prodrug.
ADE Data • In advance of submitting our NDA, we submitted to the FDA a comprehensive review of published ADE data for oral TU.	• After reviewing this submission, the FDA advised us in writing that additional ADE data would not be necessary to support our NDA.

Regulatory Plan

        We submitted our NDA to the FDA on January 3, 2014. Based on our discussions with the FDA at our pre-NDA meeting, we submitted our NDA using the FDA's Section 505(b)(2) regulatory pathway. Section 505(b)(2) of the Federal Food Drug, and Cosmetic Act, or FDC Act, enables an applicant to rely, in part, on the FDA's findings of safety and efficacy for an existing product or data in published literature owned by a third party and to which the applicant does not have rights. Using this approval pathway allowed us to rely in part on extensive information in the public domain regarding the safety and effectiveness of T. We expect the FDA will notify us in March 2014 that it has accepted our NDA for review. At that time, the FDA will assign us a PDUFA date, which is the goal date for the FDA to complete its review of the NDA. Based on our correspondence with the FDA, we currently believe that the FDA will assign a November 2014 PDUFA date. We believe that, if REXTORO is approved, the FDA will award REXTORO new product exclusivity, which would bar the FDA from approving a generic version of REXTORO for three years after our NDA is approved.

Manufacturing

        We have established a comprehensive supply chain for commercial manufacture of REXTORO capsules. We have:

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  qualified two sources of bulk TU, Pfizer CentreSource, or Pfizer, and Zhejiang Xianju Pharmaceutical Co., LTD, or Xianju, both of which are subject to continuing FDA review and periodic inspection, and entered into a commercial supply agreement with each. We believe that each of these suppliers could support our commercial needs if REXTORO is approved;

  •
  entered into an exclusive manufacturing agreement with Catalent Pharma Solutions, LLC, or Catalent, for the manufacture of REXTORO softgel capsules;

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  completed comprehensive stability studies of our final finished dosage forms (100 and 150 mg T softgel capsules) that we believe support a 30-month shelf life; and

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  identified a commercial packager for finished REXTORO capsules.

        In September 2013, we entered into a supply agreement with Pfizer, or the Pfizer agreement, for the bulk supply of TU. We provide Pfizer estimates of our projected supply requirements. These supply forecasts are binding for an initial period, can be altered by a certain percentage over a subsequent period and then are used only to assist with Pfizer's production planning over the final period. We have an obligation to purchase a minimum percentage of our annual overall TU supply requirements from Pfizer, subject to an annual maximum. The price per kilogram of bulk TU under the Pfizer agreement is fixed based on the total volume purchased during a calendar year. If Pfizer is unable to satisfy our delivery requirements, we may purchase more supply needs from an alternative supplier. The term of the Pfizer agreement expires in September 2016 and will automatically renew for up to three consecutive one year terms unless either party gives notice of non-renewal no later than one year prior to the expiration of the initial term or any then-current renewal term. The Pfizer agreement may be terminated by either party without cause upon 18 months' prior written notice or upon the other party's uncured breach of any material obligation. The Pfizer agreement also contains customary representations and warranties, indemnification, limitation on liability, assignment, confidentiality and other provisions.

        Our January 2014 agreement with Xianju, or the Xianju agreement, similarly requires us to project our bulk TU supply needs for the United States. Our purchase orders are then bound by each such supply forecast for an initial period, can be altered by a certain percentage over a subsequent period and then are used only to assist with Xianju's production planning over such projection's final period. The price per kilogram of bulk TU under the Xianju agreement is fixed based on the total volume purchased in a year; however, Xianju may increase the price if there are sudden changes in economic circumstances that increase the cost of production or raw materials. In addition, Xianju may request each year that the parties renegotiate the agreed upon prices from the previous year. The Xianju agreement has an initial term of seven years and will automatically renew for two consecutive three year terms unless either party gives notice of non-renewal no later than six months prior to the expiration of any initial or renewal term. The Xianju agreement is also terminable by either party upon the other party's bankruptcy, uncured material breach or for any changes in law or regulations that would render it impossible for a party to perform its material obligations. In the event of either non-renewal or termination, however, Xianju will continue to supply us with bulk TU on the terms of the Xianju agreement for up to 18 months. The Xianju agreement also contains customary representations and warranties, indemnification, limitation on liability, assignment and confidentiality provisions, as well as provisions with respect to quality control and manufacturing procedures.

        The REXTORO formulation is encapsulated in a softgel form. We have chosen Catalent, a third-party manufacturer, to produce clinical trial supplies and commercial quantities of REXTORO softgel capsules. REXTORO softgel capsules will come in 100 mg T and 150 mg T forms. We have entered into a manufacturing agreement with Catalent, or the Catalent supply agreement, which remains in effect for six years following the date on which the FDA approves Catalent as a manufacturer of REXTORO and automatically renews for successive two-year periods, if not terminated one year prior to the expiration of the initial term or any then-current renewal term. Either we or Catalent may terminate the Catalent supply agreement upon the other party's bankruptcy, uncured material breach or upon 24 months prior written notice for convenience. In addition, Catalent may terminate the Catalent supply agreement or cease performing its obligations if we fail to pay amounts within ten days of being due. Once the FDA has approved Catalent as a manufacturer of REXTORO, we will be required to purchase a minimum quantity of REXTORO softgel capsules. We are also required to pay to Catalent an annual commercial occupancy fee and an annual product maintenance fee. The unit price of capsules under the Catalent supply agreement is determined based on batch size and the total volume shipped in a year. The price may be increased annually based on a market price index. The Catalent supply agreement contains customary representations and warranties, indemnification, limitation on liability, assignment and confidentiality provisions. Catalent manufactured all REXTORO capsules used in our Phase 3 and Phase 4 studies. We believe Catalent will be able to satisfy our commercial needs if we obtain marketing approval.

        We, along with our contract manufacturers, will be subject to extensive governmental regulations, including requirements that our products be manufactured, packaged and labeled in conformity with current Good Manufacturing Practices, or cGMP. The cGMP requirements govern quality control of the manufacturing process and documentation policies and procedures. The FDA typically inspects manufacturing facilities every two years. We have established an internal quality control and quality assurance program, including a set of standard operating procedures and specifications that we believe is cGMP-compliant.

Sales and Marketing

        We intend to establish a specialty sales force of approximately 150 to 200 specialty sales representatives, as well as related sales and marketing infrastructure support, to promote REXTORO, if approved, in the United States. To develop the appropriate commercial infrastructure, we will need to invest significant financial and managerial resources, some of which will be committed prior to the FDA issuing any decision with respect to our NDA for REXTORO.

        Our specialty sales force will call on endocrinologists and urologists, as well as high-prescribers of T-replacement therapies among PCPs. According to IMS Health, approximately 7,300 physicians, representing about 6% of prescribers, were responsible for nearly 40% of all prescriptions of T-replacement therapies in 2010. We believe we can achieve a successful launch by targeting this physician audience.

        Following our commercial launch of REXTORO, we expect to evaluate distribution or co-promotion arrangements with established pharmaceutical companies that have PCP-focused sales forces or contract with an outside sales force to achieve broader penetration into the U.S. PCP market. We own outright the exclusive worldwide rights to REXTORO and expect to consider strategic partners to assist in obtaining marketing approval for and commercialization of REXTORO outside of the United States.

Patents and Proprietary Rights

        Our success will depend, in part, on our ability to obtain and protect our proprietary rights in the United States and in other countries. To do so, we will continue to rely on patents, trademarks, trade secrets, and confidentiality and other agreements to protect our proprietary rights. We intend to seek patent protection whenever appropriate for any product candidates, including methods of their manufacture and use, and related technology we develop or acquire in the future.

        We have been building and continue to expand our intellectual property portfolio relating to REXTORO. We strive to protect and enhance the proprietary technologies that we believe are important to our business and seek patent protection, where appropriate, in the United States and internationally for compositions related to REXTORO, its methods of use and any other inventions that are important to the development of our business. Our policy is to actively seek to protect our proprietary position by, among other things, filing patent applications in the United States and abroad, including Europe and other major countries when appropriate, relating to proprietary technologies that are important to the development of our business.

        However, patent protection may not afford us with complete protection against competitors who seek to circumvent our patents. We also rely on trade secrets, know-how, continuing technological innovation and in-licensing opportunities to develop, strengthen and maintain our proprietary position. We cannot be sure that patents will be granted with respect to any of our pending patent applications or with respect to any patent applications filed by us in the future, nor can we be sure that any of our existing patents or any patents that may be granted to us in the future will be commercially useful in protecting our technology.

        Our success will depend significantly on our ability to obtain and maintain patent and other proprietary protection for the technologies, inventions, know-how and products we consider important to our business, defend our patents, preserve the confidentiality of our trade secrets and operate our business without infringing the patents and proprietary rights of third parties.

        Our REXTORO patent portfolio currently includes two issued patents in the United States, U.S. Patent No. 8,241,664 and U.S. Patent No. 8,492,369, which expire in December 2028 and September 2030, respectively, before any patent term extension, or PTE, or equivalent to which we may be entitled under The Drug Price Competition and Patent Term Restoration Act of 1984, or the Hatch-Waxman Amendments, or equivalent laws in other jurisdictions where we have issued patents. The issued U.S. patents contain claims to both pharmaceutical composition and methods of treatment. In addition we have several pending patent applications in the United States and other countries that, if issued, will cover pharmaceutical composition, as well as methods of treatment and other applications and aspects of REXTORO and have the potential to extend the patent coverage beyond 2030. We solely own all the issued patents and the pending patent applications in our REXTORO patent portfolio.

        We also have issued patents covering REXTORO in Australia, Canada, Russia, and South Africa. Our portfolio also contains pending applications around the world, including Europe, Japan, China, Korea, India, Brazil, New Zealand, Costa Rica, Indonesia, Israel, Mexico, Philippines, Singapore, Hong Kong, Canada, Australia, and Russia. These patents applications, if they were to issue, would also have expiration dates as late as 2030.

        The term of a patent that covers an FDA-approved drug may also be eligible for PTE, which permits patent term restoration as compensation for the patent term lost during the FDA regulatory review process. The Hatch-Waxman Amendments permit a PTE of up to five years beyond the expiration of the patent. The length of the PTE is related to the length of time the drug is under regulatory review. Patent extension cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval and only one patent applicable to a regulatory review period for an approved drug may be extended. Similar provisions are available in Europe and certain other foreign jurisdictions to extend the term of a patent that covers an approved drug. In the future, if and when our pharmaceutical product candidates receive FDA or other regulatory approval, we may be able to apply for PTEs on patents covering those products. Depending upon the timing, duration and specifics of FDA approval, if any, of REXTORO, one or more of our U.S. patents may be eligible for limited PTE.

Competition

        There are a number of approved T-replacement therapies on the market, as well as several therapies under review by the FDA. The T-replacement market is highly competitive, and our future success will depend on our ability to capture market share from currently approved therapies, most notably T-gels, and the continued expansion of the T-replacement therapies market. We believe we can capture a meaningful portion of the existing market and drive expansion of the T-replacement market by offering an effective T-replacement choice that is easier for men to use than currently existing T-replacement products. Moreover, because REXTORO is administered orally, REXTORO can be used without the risk of unsafe transference and secondary exposure of T to women and children currently associated with T-gels.

T-Gels

        We expect the primary competition for REXTORO, if approved, will be the market dominant T-gels, which accounted for approximately 89% of the over $2.3 billion total U.S. sales of T-replacement therapies in 2013. AndroGel 1% and AndroGel 1.62%, with $1.4 billion in 2013 U.S. sales, are marketed by AbbVie. Testim 1%, a branded competitor to AndroGel, with $265 million in total 2013 U.S. sales, is marketed by Auxilium in the United States. Auxilium has entered into distribution and license agreements with several firms for distribution of Testim outside of the United States. Axiron solution, marketed by Lilly, was approved by the FDA in November 2010 and generated $272 million in total U.S. sales by 2013. Fortesta, with $126 million in total 2013 U.S. sales, is marketed by Endo in the United Sates.

        We may also face competition from the generic T-gel market as three Section 505(b)(2) NDAs citing to approved T-gel products have either been approved or obtained tentative approval from the FDA for marketing in the United States. Teva Pharmaceuticals USA, or Teva, and Perrigo Israel Pharmaceuticals Ltd, or Perrigo, have obtained approval from the FDA to market T-gel products in the United States that are versions of AndroGel 1%. In addition, Upsher-Smith Laboratories, Inc., or Upsher-Smith, recently received tentative FDA approval to market its T-gel product, a version of Auxilium's Testim 1%, in the United States. Prior to receiving the FDA's tentative approval, the United States District Court for the District of Delaware granted Upsher-Smith's motion for summary judgment that its generic T-gel product does not infringe any of the patents held by Auxilium on Testim 1%. Auxilium has since filed a notice of appeal to the United States Court of Appeals for the Federal Circuit, and the ultimate outcome of this dispute remains uncertain. The formulations of these Section 505(b)(2) products differ from the products they reference, and the FDA has not yet determined whether the Perrigo and Teva products can be substituted for AndroGel 1%, or the Upsher-Smith product, once it obtains final approval, can be substituted for Testim 1%.

        Moreover, in May 2003 Actavis, Inc., or Actavis, and Par Pharmaceutical Companies, Inc., or Par, filed Abbreviated New Drug Applications, or ANDAs, seeking approval for generic versions of AndroGel 1%. In response to these ANDAs, AbbVie, the marketer of AndroGel 1%, filed patent infringement lawsuits against these two companies to block the approval and marketing of the generic products. In 2006, all of the subject companies reached an agreement pursuant to which Actavis agreed not to bring a generic version of AndroGel 1% to the market until August 2015, and Par agreed not to bring a generic version to market until February 2016. The U.S. Federal Trade Commission has questioned the legality of so-called "pay-to-delay" agreements, and the Supreme Court ruled in June 2013 that such agreements may not be valid. The impact of this ruling on the agreements between the marketer of AndroGel 1% and Actavis and Par, as well as the timing and eventual marketing of generic versions of their respective products, is uncertain at this time. In addition, in April 2013 Actavis announced that it had filed an ANDA seeking approval to market a generic version of AndroGel 1.62%. AbbVie, the marketer of AndroGel 1.62%, has since filed a patent infringement lawsuit against Actavis to prevent them from commercializing a generic version.

        If Upsher-Smith's version of Testim 1% gains final FDA approval or generic T-gel products become available in the market, governmental and other pressures to reduce pharmaceutical costs may result in physicians writing prescriptions for generic T-gels as opposed to branded T-gels or other T-replacement therapies, including REXTORO, if approved. The introduction of generic T-gel may also affect the reimbursement policies of government authorities and third-party payors, such as private health insurers and health maintenance organizations. These organizations determine which medications they will pay for and establish reimbursement levels. Cost containment is a primary concern in the U.S. healthcare industry and elsewhere. Government authorities and these third-party payors have attempted to control costs by limiting coverage and the amount of reimbursement for branded medications where there is a viable generic available. If generic T-gel is available in the market, that may create an additional obstacle to the availability of reimbursement for REXTORO or lead to reductions in the level of such reimbursement.

Other Current T Delivery Methods

        If approved, REXTORO would also compete with other T-replacement therapies, such as T-injectables, T-patches, and to a much lesser extent methyl-T, buccal patches and implanted subcutaneous pellets. T-injectables have experienced significant prescription growth in the U.S. market due to overall market demand for T-replacement therapies and their low cost compared to the market-leading T-gels and many men prefer an injection every two to three weeks to applying a gel daily. We believe physicians perceive the primary downsides of the injectables to be pain on injection and wide fluctuation in serum T between treatment cycles. For example, in many men, T levels rise past the upper limit of normal, which may lead to undesirable side effects such as the enlargement of breast tissue in men.

        Androderm is a once-daily transdermal T-patch marketed by Actavis. This T-patch is applied once daily to a different site on the body. Serum T response tends to be less robust than is observed following use of T-gels. In addition, the T-patch can cause mild to moderate skin irritation.

Testosterone Products in Development

        We are aware of a number of products in clinical development that, if approved by the FDA, would compete with REXTORO, if approved.

        Endo acquired the U.S. rights to Aveed, a single dose of injectable T designed to provide sustained serum T levels for at least eight weeks. In September 2013, Endo announced that the FDA had accepted for review its complete response submission to its NDA for Aveed. The FDA assigned this product a PDUFA date of February 28, 2014.

        In July 2013, following completion of its Phase 3 clinical trials, Trimel Pharmaceuticals Corporation, or Trimel, announced that the FDA had accepted its NDA for CompleoTRT, a bioadhesive intranasal T-gel product. The PDUFA date for Trimel's NDA was extended from February 28, 2014 to May 28, 2014. Based on Trimel disclosures, we believe CompleoTRT, if approved, will require dosing three times each day.

        Lipocine Inc. is developing an oral T product that is in Phase 3 clinical development. Until recently, exclusive rights to develop and commercialize this product were licensed to Abbott, pursuant to a May 2009 agreement with Lipocine. It has been reported that rights to the product were returned to Lipocine by Abbott in 2012. Lipocine announced that the first patient was dosed in its Phase 3 study in February 2014.

        Repros Therapeutics, Inc., or Repros, is developing Androxal, an oral product containing enclomiphene. Enclomiphene is a once-daily selective estrogen receptor modulator that stimulates release of luteinizing hormone and follicle-stimulating hormone from the pituitary gland. This in turn stimulates functional testes to secrete T. Under a special protocol assessment that it received from the FDA, Repros recently completed additional Phase 3 safety studies to expand the potential indications for Androxal, if approved. Its Phase 3 safety studies to date have been limited to overweight men with secondary hypogonadism wishing to preserve fertility. In February 2014, Repros announced that it does not anticipate conducting any further safety studies prior to submitting its NDA for Androxal by the end of 2014.

        TesoRx LLC has announced that it is developing a pro-liposomal formulation of T in Phase 2 development. In addition, Andriol, a TU formulation has been marketed by Merck & Co, Inc. in Europe or other international markets since the early 1970s, but has not been approved in the United States.

        Other new treatments are being sought for T-replacement therapy, including a new class of drugs called selective androgen receptor modulators, as well as enhanced hydroalcoholic gel formulations of DHT. These products are in early development and their future impact on the market for treatment of T deficiency is unknown.

Government Regulation and Product Approval

        Government authorities in the United States at the federal, state and local level and other countries extensively regulate, among other things, the research, development, testing, manufacture, quality control, approval, labeling, packaging, storage, record-keeping, promotion, advertising, distribution, marketing, export and import of pharmaceutical products.

FDA Approval Process

        In the United States, pharmaceutical products are subject to extensive regulation by the FDA. The Federal Food, Drug, and Cosmetic Act, or the FDC Act, and other federal and state statutes and regulations, govern, among other things, the research, development, testing, manufacture, storage, recordkeeping, approval, labeling, promotion and marketing, distribution, post-approval monitoring and reporting, sampling, and import and export of pharmaceutical products. Failure to comply with applicable U.S. requirements may subject a company to a variety of administrative or judicial sanctions, such as FDA refusal to approve pending NDAs, warning or untitled letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, civil penalties, and criminal prosecution.

        Pharmaceutical product development for a new product or certain changes to an approved product in the United States typically involves preclinical laboratory and animal tests, the submission to the FDA of an investigational new drug application, or IND, which must become effective before clinical testing may commence, and adequate and well-controlled clinical trials to establish the safety and effectiveness of the drug for each indication for which FDA approval is sought. Satisfaction of FDA pre-market approval requirements typically takes many years and the actual time required may vary substantially based upon the type, complexity and novelty of the product or disease.

        Preclinical tests include laboratory evaluation of product chemistry, formulation, and toxicity, as well as animal trials to assess the characteristics and potential safety and efficacy of the product. The conduct of the preclinical tests must comply with federal regulations and requirements, including good laboratory practices. The results of preclinical testing are submitted to the FDA as part of an IND along with other information, including information about product chemistry, manufacturing and controls, and a proposed clinical trial protocol. Long term preclinical tests, such as animal tests of reproductive toxicity and carcinogenicity, may continue after the IND is submitted.

        A 30-day waiting period after the submission of each IND is required prior to the commencement of clinical testing in humans. If the FDA has neither commented on nor questioned the IND within this 30-day period, the clinical trial proposed in the IND may begin.

        Clinical trials involve the administration of the investigational new drug to healthy volunteers or patients under the supervision of a qualified investigator. Clinical trials must be conducted: (i) in compliance with federal regulations; (ii) in compliance with good clinical practice, or GCP, an international standard meant to protect the rights and health of patients and to define the roles of clinical trial sponsors, administrators, and monitors; and (iii) under protocols detailing the objectives of the trial, the parameters to be used in monitoring safety, and the effectiveness criteria to be evaluated. Each protocol involving testing on U.S. patients and subsequent protocol amendments must be submitted to the FDA as part of the IND.

        The FDA may order the temporary, or permanent, discontinuation of a clinical trial at any time, or impose other sanctions, if it believes that the clinical trial either is not being conducted in accordance with FDA requirements or presents an unacceptable risk to the clinical trial patients. The study protocol and informed consent information for patients in clinical trials must also be submitted to an institutional review board, or IRB, for approval. An IRB may also require the clinical trial at the site to be halted, either temporarily or permanently, for failure to comply with the IRB's requirements, or may impose other conditions.

        Clinical trials to support NDAs for marketing approval are typically conducted in three sequential phases, but the phases may overlap. In Phase 1, the initial introduction of the drug into healthy human subjects or patients, the drug is tested to assess metabolism, pharmacokinetics, pharmacological actions, side effects associated with increasing doses, and, if possible, early evidence on effectiveness. Phase 2 usually involves trials in a limited patient population to determine the effectiveness of the drug for a particular indication, dosage tolerance, and optimum dosage, and to identify common adverse effects and safety risks. If a compound demonstrates evidence of effectiveness and an acceptable safety profile in Phase 2 evaluations, Phase 3 trials are undertaken to obtain the additional information about clinical efficacy and safety in a larger number of patients, typically at geographically dispersed clinical trial sites, to permit FDA to evaluate the overall benefit-risk relationship of the drug and to provide adequate information for the labeling of the drug. In most cases FDA requires two adequate and well-controlled Phase 3 clinical trials to demonstrate the efficacy of the drug. A single Phase 3 trial with other confirmatory evidence may be sufficient in rare instances where the study is a large multicenter trial demonstrating internal consistency and a statistically very persuasive finding of a clinically meaningful effect on mortality, irreversible morbidity or prevention of a disease with a potentially serious outcome and confirmation of the result in a second trial would be practically or ethically impossible.

        After completion of the required clinical testing, an NDA is prepared and submitted to the FDA. FDA approval of the NDA is required before marketing of the product may begin in the U.S. The NDA must include the results of all preclinical, clinical, and other testing and a compilation of data relating to the product's pharmacology, chemistry, manufacture, and controls. The cost of preparing and submitting an NDA is substantial. The submission of most NDAs is additionally subject to a substantial application user fee, currently exceeding $2,169,100, and the manufacturer and/or sponsor under an approved new drug application are also subject to annual product and establishment user fees, currently exceeding $104,060 per product and $554,600 per establishment. These fees are typically increased annually.

        The FDA has 60 days from its receipt of an NDA to determine whether the application will be accepted for filing based on the agency's threshold determination that it is sufficiently complete to permit substantive review. Once the submission is accepted for filing, the FDA begins an in-depth review. The FDA has agreed to certain performance goals in the review of new drug applications. Most such applications for standard review drug products are reviewed within ten to twelve months; most applications for priority review drugs are reviewed in six to eight months. The review process may be extended by FDA for three additional months to consider certain late-submitted information, or information intended to clarify information already provided in the submission.

        The FDA may also refer applications for novel drug products, or drug products that present difficult questions of safety or efficacy, to an advisory committee—typically a panel that includes clinicians and other experts—for review, evaluation, and a recommendation as to whether the application should be approved. The FDA is not bound by the recommendation of an advisory committee, but it generally follows such recommendations. Before approving an NDA, the FDA will typically inspect one or more clinical sites to assure compliance with GCP. Additionally, the FDA will inspect the facility or the facilities at which the drug is manufactured. FDA will not approve the product unless compliance with current good manufacturing practice, or GMP, is satisfactory and the NDA contains data that provide substantial evidence that the drug is safe and effective in the indication studied.

        After FDA evaluates the NDA and the manufacturing facilities, it issues either an approval letter or a complete response letter. A complete response letter generally outlines the deficiencies in the submission and may require substantial additional testing, or information, in order for the FDA to reconsider the application. If, or when, those deficiencies have been addressed to the FDA's satisfaction in a resubmission of the NDA, the FDA will issue an approval letter. FDA has committed to reviewing such resubmissions in two or six months depending on the type of information included.

        An approval letter authorizes commercial marketing of the drug with specific prescribing information for specific indications. As a condition of NDA approval, the FDA may require a risk evaluation and mitigation strategy, or REMS, to help ensure that the benefits of the drug outweigh the potential risks. REMS can include medication guides, communication plans for healthcare professionals, and elements to assure safe use, or ETASU. ETASU can include, but are not limited to, special training or certification for prescribing or dispensing, dispensing only under certain circumstances, special monitoring, and the use of patient registries. The requirement for a REMS can materially affect the potential market and profitability of the drug. Moreover, product approval may require substantial post-approval testing and surveillance to monitor the drug's safety or efficacy. Once granted, product approvals may be withdrawn if compliance with regulatory standards is not maintained or problems are identified following initial marketing.

        Changes to some of the conditions established in an approved application, including changes in indications, labeling, or manufacturing processes or facilities, require submission and FDA approval of a new NDA or NDA supplement before the change can be implemented. An NDA supplement for a new indication typically requires clinical data similar to that in the original application, and the FDA uses the same procedures and actions in reviewing NDA supplements as it does in reviewing NDAs.

Post-Approval Requirements

        Once an NDA is approved, a product will be subject to certain post-approval requirements. For instance, FDA closely regulates the post-approval marketing and promotion of drugs, including standards and regulations for direct-to-consumer advertising, off-label promotion, industry-sponsored scientific and educational activities and promotional activities involving the internet. Drugs may be marketed only for the approved indications and in accordance with the provisions of the approved labeling.

        Adverse event reporting and submission of periodic reports is required following FDA approval of an NDA. The FDA also may require post-marketing testing, known as Phase 4 testing, risk evaluation and mitigation strategies, or REMS, and surveillance to monitor the effects of an approved product, or the FDA may place conditions on an approval that could restrict the distribution or use of the product. If at any time the FDA becomes aware of new information regarding the safety of an approved product, the FDA may issue an early public safety alert that makes initial recommendations in light of the new information until the FDA fully evaluates the information and makes final conclusions and recommendations. The FDA may also require manufacturers to change product labeling to address the new safety concerns.

        In addition, quality-control, drug manufacture, packaging, and labeling procedures must continue to conform to current good manufacturing practices, or cGMPs, after approval. Drug manufacturers and certain of their subcontractors are required to register their establishments with FDA and certain state agencies. Registration with the FDA subjects entities to periodic unannounced inspections by the FDA, during which the agency inspects manufacturing facilities to assess compliance with cGMPs. Accordingly, manufacturers must continue to expend time, money, and effort in the areas of production and quality-control to maintain compliance with cGMPs. Regulatory authorities may withdraw product approvals or request product recalls if a company fails to comply with regulatory standards, if it encounters problems following initial marketing, or if previously unrecognized problems are subsequently discovered.

The Hatch-Waxman Amendments to the FDC Act

Orange Book Listing

        In seeking approval for a drug through an NDA, applicants are required to list with the FDA each patent whose claims cover the applicant's product. Upon approval of a drug, each of the patents listed in the application for the drug is then published in the FDA's Approved Drug Products with Therapeutic Equivalence Evaluations, commonly known as the Orange Book. Drugs listed in the Orange Book can, in turn, be cited by potential generic competitors in support of approval of an abbreviated new drug application, or ANDA. An ANDA provides for marketing of a drug product that has the same active ingredients in the same strengths and dosage form as the listed drug and has been shown through bioequivalence testing to be therapeutically equivalent to the listed drug. Other than the requirement for bioequivalence testing, ANDA applicants are not required to conduct, or submit results of, pre-clinical or clinical tests to prove the safety or effectiveness of their drug product. Drugs approved in this way are commonly referred to as "generic equivalents" to the listed drug, and can often be substituted by pharmacists under prescriptions written for the original listed drug.

        The ANDA applicant is required to certify to the FDA concerning any patents listed for the approved product in the FDA's Orange Book. Specifically, the applicant must certify that: (i) the required patent information has not been filed; (ii) the listed patent has expired; (iii) the listed patent has not expired, but will expire on a particular date and approval is sought after patent expiration; or (iv) the listed patent is invalid or will not be infringed by the new product. The ANDA applicant may also elect to submit a section viii statement certifying that its proposed ANDA label does not contain (or carves out) any language regarding the patented method-of-use rather than certify to a listed method-of-use patent. If the applicant does not challenge the listed patents, the ANDA application will not be approved until all the listed patents claiming the referenced product have expired.

        A certification that the new product will not infringe the already approved product's listed patents, or that such patents are invalid, is called a Paragraph IV certification. If the ANDA applicant has provided a Paragraph IV certification to the FDA, the applicant must also send notice of the Paragraph IV certification to the NDA and patent holders once the ANDA has been accepted for filing by the FDA. The NDA and patent holders may then initiate a patent infringement lawsuit in response to the notice of the Paragraph IV certification. The filing of a patent infringement lawsuit within 45 days of the receipt of a Paragraph IV certification automatically prevents the FDA from approving the ANDA until the earlier of 30 months, expiration of the patent, settlement of the lawsuit, or a decision in the infringement case that is favorable to the ANDA applicant.

        The ANDA application also will not be approved until any applicable non-patent exclusivity listed in the Orange Book for the referenced product has expired.

Patent Term Extension

        After NDA approval, owners of relevant drug patents may apply for up to a five year patent extension. The allowable patent term extension is calculated as half of the drug's testing phase—the time between IND application and NDA submission—and all of the review phase—the time between NDA submission and approval up to a maximum of five years. The time can be shortened if FDA determines that the applicant did not pursue approval with due diligence. The total patent term after the extension may not exceed 14 years.

        For patents that might expire during the application phase, the patent owner may request an interim patent extension. An interim patent extension increases the patent term by one year and may be renewed up to four times. For each interim patent extension granted, the post-approval patent extension is reduced by one year. The director of the United States Patent and Trademark Office must determine that approval of the drug covered by the patent for which a patent extension is being sought is likely. Interim patent extensions are not available for a drug for which an NDA has not been submitted.

Section 505(b)(2) NDAs

        Most drug products obtain FDA marketing approval pursuant to an NDA or an ANDA. A third alternative is a special type of NDA, commonly referred to as a Section 505(b)(2) NDA, which enables the applicant to rely, in part, on FDA's findings of safety and effectiveness in approving a similar product or published literature in support of its application.

        Section 505(b)(2) NDAs provide an alternate path to FDA approval for new or improved formulations or new uses of previously approved products. Section 505(b)(2) of the FDC Act permits the filing of an NDA where at least some of the information required for approval comes from studies not conducted by or for the applicant and for which the applicant has not obtained a right of reference. If the Section 505(b)(2) applicant can establish that reliance on FDA's previous approval is scientifically appropriate, it may eliminate the need to conduct certain preclinical or clinical studies of the new product. The FDA may also require companies to perform additional studies or measurements to support the change from the approved product. The FDA may then approve the new product candidate for all, or some, of the label indications for which the referenced product has been approved, as well as for any new indication sought by the Section 505(b)(2) applicant.

        To the extent that the Section 505(b)(2) applicant is relying on studies conducted for an already approved product, the applicant is required to certify to the FDA concerning any patents listed for the approved product in the Orange Book to the same extent that an ANDA applicant would. Thus approval of a Section 505(b)(2) NDA can be stalled until all the listed patents claiming the referenced product have expired, until any non-patent exclusivity, such as exclusivity for obtaining approval of a new chemical entity, listed in the Orange Book for the referenced product has expired, and, in the case of a Paragraph IV certification and subsequent patent infringement suit, until the earlier of 30 months, settlement of the lawsuit or a decision in the infringement case that is favorable to the Section 505(b)(2) applicant.

Pediatric Information

        Under the Pediatric Research Equity Act, or PREA, NDAs or supplements to NDAs must contain data to assess the safety and effectiveness of the drug for the claimed indications in all relevant pediatric subpopulations and to support dosing and administration for each pediatric subpopulation for which the drug is safe and effective. The FDA may grant full or partial waivers, or deferrals, for submission of data.

        The Best Pharmaceuticals for Children Act, or BPCA, provides NDA holders a six-month extension of any exclusivity—patent or non-patent—for a drug if certain conditions are met. Conditions for exclusivity include the FDA's determination that information relating to the use of a new drug in the pediatric population may produce health benefits in that population, FDA making a written request for pediatric studies, and the applicant agreeing to perform, and reporting on, the requested studies within the statutory timeframe. Applications under the BPCA are treated as priority applications, with all of the benefits that designation confers.

Disclosure of Clinical Trial Information

        Sponsors of clinical trials of FDA-regulated products, including drugs, are required to register and disclose certain clinical trial information. Information related to the product, patient population, phase of investigation, study sites and investigators, and other aspects of the clinical trial is then made public as part of the registration. Sponsors are also obligated to discuss the results of their clinical trials after completion. Disclosure of the results of these trials can be delayed until the new product or new indication being studied has been approved. Competitors may use this publicly available information to gain knowledge regarding the progress of development programs.

Physician Drug Samples

        As part of the sales and marketing process, pharmaceutical companies frequently provide samples of approved drugs to physicians. The Prescription Drug Marketing Act, or the PDMA, imposes requirements and limitations upon the provision of drug samples to physicians, as well as prohibits states from licensing distributors of prescription drugs unless the state licensing program meets certain federal guidelines that include minimum standards for storage, handling, and record keeping. In addition, the PDMA sets forth civil and criminal penalties for violations.

Controlled Substances

        The federal Controlled Substances Act of 1970, or CSA, and its implementing regulations establish a closed chain of distribution for entities handling controlled substances. The CSA and regulations enforced by the United States Drug Enforcement Administration, or DEA, impose registration, security, recordkeeping and reporting, storage, manufacturing, distribution, importation, exportation, and other requirements on entities handling controlled substances. The DEA requires those individuals or entities that handle controlled substances to comply with these requirements in order to ensure legitimate use and prevent the diversion of controlled substances to illicit channels of commerce.

        Facilities that manufacture, distribute, import or export any controlled substance must register annually with the DEA. The DEA registration is specific to a particular location, activity, and controlled substance schedule. For example, separate registrations are required for importation and manufacturing activities, and the authority granted under each registration determines which schedules of controlled substances the registrant may handle. However, certain DEA registrations permit coincident activities without obtaining a separate DEA registration, such as authorizing a manufacturer to also distribute controlled substances produced by that registrant.

        The CSA categorizes controlled substances into one of five schedules—Schedule I, II, III, IV, or V—depending on the potential for abuse and physical or psychological dependence. Schedule I substances by definition have a high potential for abuse, have no currently accepted medical use in treatment in the U.S. and lack accepted safety for use under medical supervision. They may not be marketed or sold for dispensing to patients in the U.S. Pharmaceutical products having a currently accepted medical use and that are otherwise approved for marketing may be listed as Schedule II, III, IV, or V substances, with Schedule I substances presenting the highest potential for abuse and physical or psychological dependence, and Schedule V substances presenting the lowest relative potential for abuse and dependence.

        Schedule I and II substances (as well as substances defined as narcotics in any Schedule) are subject to the most regulatory requirements and restrictions, such as recordkeeping, reporting and security. For example, all Schedule II drug prescriptions must be signed by a physician, physically presented to a pharmacist in most situations, and cannot be refilled. Substances listed in Schedule III (which includes all testosterone products and will include REXTORO, if approved), IV, and V are subject to fewer restrictions. In addition, the CSA and DEA regulations establish annual aggregate quotas that limit the amount of substances within Schedules I and II and certain Schedule III substances that are narcotics, that may be produced in the U.S. based on the DEA's estimate of the quantity needed to meet legitimate medical, scientific, research and industrial needs. The aggregate quota for each controlled substance is allocated among the various individual manufacturers through an application process. Manufacturers may not exceed the manufacturing or procurement quota granted in a given year. The quotas apply equally to the manufacturing of the active pharmaceutical ingredient and production of dosage forms. The DEA may adjust aggregate production quotas and individual manufacturing or procurement quotas from time to time during the year, although the DEA has substantial discretion in whether or not to make such adjustments.

        Controlled substances classified in Schedule III, IV, and V are also subject to registration, recordkeeping, reporting, and security requirements. For example, prescriptions issued for substances in Schedules III and IV are limited to five refills.

        The DEA inspects manufacturers, distributors, importers, and exporters to review compliance with the CSA and DEA regulations including security, record keeping and reporting prior to issuing a controlled substance registration. The specific security requirements vary by the type of business activity and the schedule and quantity of controlled substances handled by the registrant. The most stringent requirements apply to manufacturers of Schedule I and Schedule II substances and narcotics in any Schedule. Physical security control of controlled substances includes storage in approved vaults, safes, and cages, and through use of alarm systems and surveillance cameras. Other security measures include restricted employee access and monitoring. Once registered, manufacturing, distribution, exporting or importing facilities must maintain records documenting the manufacture, receipt, distribution, import, or export of all controlled substances. Manufacturers and distributors must submit periodic reports to the DEA of the distribution of Schedule I and II controlled substances, Schedule III narcotic substances, and other designated substances. All DEA registrants must report any controlled substance thefts or significant losses, and must obtain authorization to destroy or dispose of controlled substances. In addition to maintaining an importer and/or exporter registration, importers and exporters of controlled substances must obtain a permit for every import or export of a Schedule I or II substance and a narcotic substance in Schedule III, IV and V. For all other drugs in Schedule III, IV and V, importers and exporters must submit an import or export declaration.

        Practitioners such as pharmacies and physicians, as well as other types of entities that handle controlled substances, such as researchers and analytical laboratories, are also subject to DEA registration, recordkeeping, reporting, and security requirements on the receipt, storage, and dispensing of controlled substances. Failure to maintain compliance with applicable requirements, particularly as manifested in the loss or diversion of controlled substances, can result in enforcement action that could have a material adverse effect on our business, operations and financial condition. The DEA may seek civil penalties, refuse to renew necessary registrations, or initiate proceedings to revoke those registrations. In certain circumstances, violations could lead to criminal prosecution.

        The various states, commonwealths, and the District of Columbia, also regulate controlled substances and impose similar licensing, recordkeeping, and reporting requirements on entities that handle controlled substances. Entities must independently comply with the various state requirements in addition to the federal controlled substance requirements.

Anti-Kickback, False Claims Laws

        In addition to FDA restrictions on marketing of pharmaceutical products, several other types of state and federal laws have been applied to restrict certain marketing practices in the pharmaceutical industry in recent years. These laws include anti-kickback statutes and false claims statutes. The federal healthcare program anti-kickback statute prohibits, among other things, knowingly and willfully offering, paying, soliciting or receiving remuneration to induce; or in return for; purchasing, leasing, recommending, ordering or arranging for the purchase, lease or order of any healthcare item or service reimbursable under Medicare, Medicaid, or other federally financed healthcare programs. The term "remuneration" has been broadly interpreted to include anything of value. The Patient Protection and Affordable Care Act, or the ACA, amended the intent element of the federal statute so that a person or entity no longer needs to have actual knowledge of the statute or specific intent to violate it. The federal healthcare program anti-kickback statute has been interpreted to apply to arrangements between pharmaceutical manufacturers on the one hand and prescribers, purchasers, and formulary managers on the other. Several courts have interpreted the statute's intent requirement to mean that if any one purpose of an arrangement involving remuneration is to induce referrals of federal healthcare covered business, the statute has been violated. Although there are a number of statutory exemptions and regulatory safe harbors protecting certain common activities from prosecution or other regulatory sanctions, the exemptions and safe harbors are drawn narrowly, and practices that involve remuneration intended to induce prescribing, purchases, or recommendations may be subject to scrutiny if they do not qualify for an exemption or safe harbor.

        Federal false claims laws prohibit any person from knowingly presenting, or causing to be presented, a false claim for payment to the federal government, or knowingly making, or causing to be made, a false statement to have a false claim paid. This includes claims made to programs where the federal government reimburses, such as Medicaid, as well as programs where the federal government is a direct purchaser, such as when it purchases off the Federal Supply Schedule. Recently, several pharmaceutical and other healthcare companies have been prosecuted under these laws for allegedly inflating drug prices they report to pricing services, which in turn were used by the government to set Medicare and Medicaid reimbursement rates, and for allegedly providing free product to customers with the expectation that the customers would bill federal programs for the product. In addition, certain marketing practices, including off-label promotion, may also violate false claims laws. Additionally, the ACA amended the federal false claims law such that a violation of the federal healthcare program anti-kickback statute can serve as a basis for liability under the federal false claims law. The majority of states also have statutes or regulations similar to the federal anti-kickback law and false claims laws, which apply to items and services reimbursed under Medicaid and other state programs, or, in several states, apply regardless of the payor. To the extent that REXTORO receives approval and is sold in a foreign country, we may be subject to similar foreign laws and regulations. Violations of state and federal and health care laws, including without limitation, anti-kickback and false claims laws such as the federal healthcare program anti-kickback statute and the federal false claims law, may subject us to significant civil, criminal and administrative penalties, including, without limitation, damages, fines, imprisonment, exclusion from participation in government healthcare programs and the curtailment or restructuring of our operations.

Other Federal and State Regulatory Requirements

        The Centers for Medicare & Medicaid Services, or CMS, has issued a final rule implementing federal requirements that manufacturers of prescription drugs begin collecting and reporting information on payments or transfers of value to physicians and teaching hospitals, as well as investment interests in manufacturers held by physicians and their immediate family members. Manufacturers must begin collecting information on August 1, 2013, with the first reports currently due in the second quarter of 2014. CMS will post the reported data in searchable form on a public website by September 30, 2014. Failure to accurately, timely and completely submit required information may result in civil monetary penalties.

        In addition, several states now require prescription drug companies to report expenses relating to the marketing and promotion of drug products and to report gifts and payments to individual physicians in these states. Other states prohibit various other marketing-related activities. Still other states require the posting of information relating to clinical studies and their outcomes. In addition, California, Connecticut, Nevada, and Massachusetts require pharmaceutical companies to implement compliance programs and/or marketing codes. Several additional states are considering similar proposals. Compliance with these laws is difficult and time consuming, and companies that do not comply with these state laws face civil penalties.

Coverage and Reimbursement

        Currently approved T-replacement therapies are generally eligible for coverage and reimbursement. In both domestic and foreign markets, sales of REXTORO, if approved, will depend, in part, upon the availability of coverage and adequate reimbursement to healthcare providers from third-party payors. Such third-party payors include government health programs, such as Medicare and Medicaid, managed care providers, private health insurers, and other organizations. Coverage decisions may depend upon clinical and economic standards that disfavor new drug products when more established or lower cost therapeutic alternatives are available. Assuming coverage is granted, the reimbursement rates paid for REXTORO might not be adequate. The marketability of REXTORO, if approved, may suffer if the government and other third-party payors fail to provide coverage and adequate reimbursement to allow us to sell it on a competitive and profitable basis. For example, under these circumstances, physicians may limit how much or under what circumstances they will prescribe or administer REXTORO, and patients may decline to purchase it. This, in turn, could affect our ability to successfully commercialize REXTORO and impact our profitability, results of operations, financial condition, and future success.

        In the United States, the European Union and other potential markets for REXTORO, government authorities and third-party payors are increasingly attempting to limit or regulate the price of medical products and services, particularly for new and innovative products and therapies. Such pressure, along with the increased emphasis on managed healthcare in the United States and on country and regional pricing and reimbursement controls in the European Union, will likely put additional downward pressure on product pricing, reimbursement and usage, which may adversely affect our future product sales and results of operations. These pressures can arise from rules and practices of managed care groups, judicial decisions, governmental laws and regulations related to government healthcare programs, healthcare reform, and pharmaceutical coverage and reimbursement policies.

        The market for REXTORO, if approved, will depend significantly on the degree to which these products are listed on third-party payors' drug formularies, or lists of medications for which third-party payors provide coverage and reimbursement, to the extent REXTORO is covered under a pharmacy benefit or are otherwise subject to a formulary. The industry competition to be included on such formularies often leads to downward pricing pressures on pharmaceutical companies. Also, third-party payors may refuse to include a particular branded drug on their formularies or otherwise restrict patient access to a branded drug when a less costly generic equivalent or other alternative is available. In addition, because each third-party payor individually approves coverage and reimbursement levels, obtaining coverage and adequate reimbursement is a time-consuming and costly process. We may be required to provide scientific and clinical support for the use of REXTORO to each third-party payor separately with no assurance that approval would be obtained, and we may need to conduct expensive pharmacoeconomic studies in order to demonstrate the cost-effectiveness of REXTORO. We cannot be certain that REXTORO will be considered cost-effective. This process could delay the market acceptance of REXTORO, if approved, and could have a negative effect on our future revenues and operating results.

        Coverage policies, third-party reimbursement rates and product pricing regulation may change at any time. Even if favorable coverage and reimbursement status is attained for REXTORO, if approved, less favorable coverage policies and reimbursement rates may be implemented in the future.

Impact of Healthcare Reform on Coverage, Reimbursement, and Pricing

        In the United States and some foreign jurisdictions, there have been a number of legislative and regulatory changes and proposed changes regarding the healthcare system that could prevent or delay marketing approval of REXTORO, restrict or regulate post-approval activities and/or affect our ability to profitably sell REXTORO, if approved.

        In the United States, the Medicare Prescription Drug, Improvement, and Modernization Act of 2003, or the MMA, established the Medicare Part D program and provided authority for limiting the number of drugs that will be covered in any therapeutic class thereunder. The MMA, including, without limitation, its cost reduction initiatives, could limit the coverage of and reduce the reimbursement rate that we receive for REXTORO, if approved. Furthermore, private payors often follow Medicare coverage policies and payment limitations in setting their own reimbursement rates. Therefore, any reduction in reimbursement that results from the MMA may result in a similar reduction in payments from private payors.

        The ACA, among other things, imposes a significant annual fee on companies that manufacture or import branded prescription drug products. It also contains substantial new provisions intended to broaden access to health insurance, reduce or constrain the growth of healthcare spending, enhance remedies against healthcare fraud and abuse, add new transparency requirements for the healthcare industry, impose new taxes and fees on pharmaceutical manufacturers, and impose additional health policy reforms, any or all of which may affect our business. A significant number of provisions are not yet, or have only recently become, effective, but the ACA is likely to continue the downward pressure on pharmaceutical pricing, especially under the Medicare program, and may also increase our regulatory burdens and operating costs.

        Other legislative changes have also been proposed and adopted since the ACA was enacted. For example, the Budget Control Act of 2011 resulted in aggregate reductions in Medicare payments to providers of up to 2% per fiscal year, starting in 2013, and the American Taxpayer Relief Act of 2012, among other things, reduced Medicare payments to several types of providers and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. These new laws may result in additional reductions in Medicare and other healthcare funding.

        We expect that the ACA, as well as other healthcare reform measures that have been and may be adopted in the future, may result in more rigorous coverage criteria and in additional downward pressure on the price that we receive for REXTORO, if approved, and could seriously harm our future revenues. Any reduction in reimbursement from Medicare or other government programs may result in a similar reduction in payments from private payors. The implementation of cost containment measures or other healthcare reforms may prevent us from being able to generate revenue, attain profitability or commercialize REXTORO.

Foreign Regulation

        In addition to regulations in the United States, we will be subject to a variety of foreign regulations governing clinical trials and commercial sales and distribution of REXTORO to the extent we choose to clinically investigate or sell REXTORO outside of the United States. Whether or not we obtain FDA approval for a product, we must obtain approval for a clinical trial or product by the comparable regulatory authorities of foreign countries before we can commence clinical trials or marketing of the product in those countries. The approval process varies from country to country and the time may be longer or shorter than that required for FDA approval. The requirements governing the conduct of clinical trials and product licensing also vary greatly from country to country. Post-approval regulatory requirements analogous to those in the United States, such as those regarding product manufacture, marketing, or distribution, would apply to any product that is approved outside the United States.

        In the European Union and other foreign countries, pricing and reimbursement schemes vary widely from country to country. Some countries provide that products may be marketed only after a reimbursement price has been agreed upon. Some countries may require the completion of additional studies that compare the cost-effectiveness of a particular biologic candidate to currently available therapies. For example, the European Union provides options for its member states to restrict the range of products for which their national health insurance systems provide reimbursement and to control the prices of medicinal products for human use. European Union member states may approve a specific price for a product or it may instead adopt a system of direct or indirect controls on the profitability of the company placing the product on the market. Other member states allow companies to fix their own prices for products, but monitor and control company profits. In addition, in some countries, cross-border imports from low-priced markets exert competitive pressure that may reduce pricing within a country. Price controls or reimbursement limitations for pharmaceuticals in foreign countries may not allow for favorable reimbursement and pricing arrangements for any of our product candidates that may be approved for sale. We face the risk that the resulting prices would be insufficient to generate an acceptable return to us.

        We have not yet selected any markets outside of the United States to seek regulatory approval to market REXTORO, and expect to seek strategic partners to assist in obtaining marketing approval for, and commercialization of, REXTORO outside of the United States.

Employees

        As of February 17, 2014, we had nine full-time employees. Three of our employees have Ph.D. degrees and two are MDs. Five of our employees are engaged in research and development activities.

None of our employees is represented by labor unions or covered by collective bargaining agreements. We consider our relationship with our employees to be good.

Facilities

        We lease our office space, which consists of 2,728 square feet located at 555 Skokie Boulevard, Suite 340, Northbrook, Illinois. Our lease expires August 31, 2014. We believe our current office space is sufficient to meet our needs until the expiration of our lease and we expect to have additional space reserved sufficient to meet our needs prior to this expiration.

Legal Proceedings

        We are not currently a party to any material legal proceedings.

 MANAGEMENT

Executive Officers and Directors

        The following table sets forth information regarding our directors and executive officers, including their ages as of February 17, 2014.

Name	Age	Position
Executive Officers:
Robert E. Dudley, Ph.D.	59	Chief Executive Officer, President and Chairman of the Board
Steven A. Bourne, CPA	52	Chief Financial Officer, Secretary and Treasurer
John P. Gargiulo	53	Chief Operating Officer
Non-Management Directors:
Karen Hong, Ph.D.	42	Director
Bruce C. Robertson, Ph.D.	51	Director
James E. Thomas	53	Director
Alex Zisson	44	Director

(1)
Member of the nominating and corporate governance committee.
(2)
Member of the compensation committee.
(3)
Member of the audit committee.

Executive Officers

        Robert E. Dudley, Ph.D. has served as our Chief Executive Officer, President and Chairman of our board of directors since February 2004. Prior to that, from 2001 to 2003, he served as President and Chief Executive Officer and a member of the board of directors of Anagen Therapeutics, Inc., a private biopharmaceutical company. From 1994 to 1999, he held several senior level executive positions at Unimed Pharmaceuticals, Inc., or Unimed, a public company acquired by Solvay Pharmaceuticals in 1999, and from 1999 to 2001 he served as Unimed's President and Chief Executive Officer and as a member of its board of directors, during which time Unimed received FDA approval for and launched AndroGel. Dr. Dudley received a B.S. in Biology from Pepperdine University, Seaver College, an M.S. in Biology from University of New Mexico, and a Ph.D. in Pharmacology and Toxicology from the University of Kansas School of Medicine. Dr. Dudley is also a board-certified toxicologist. Dr. Dudley's experience as a scientist with a leading role in commercializing the market leading T-replacement therapy, coupled with an insider's perspective his role as our Chief Executive Officer brings to board discussions, provide him with the qualifications and skills to serve as a director.

        Steven A. Bourne, CPA has served as our Chief Financial Officer, Secretary and Treasurer since February 2004. Prior to that, from 2002 to 2003, he served as Chief Financial Officer, Secretary and Treasurer at Anagen Therapeutics, Inc., a private biopharmaceutical company. He served as Controller, Secretary and Treasurer of Aksys, Ltd., a public medical device company, from 1996 to 2001. Mr. Bourne received a B.S. in Accounting from Miami University and is a Certified Public Accountant.

        John P. Gargiulo has served as our Chief Operating Officer since February 2014. Prior to that, from January 2011 to October 2013, he served as President, Chief Executive Officer and Chairman of the board of directors of Daiichi Sankyo Inc., a private pharmaceutical company, where he also previously served as Senior Vice President, Commercial Operations from 2006 to December 2010. Mr. Gargiulo received a B.A. in Economics from Boston College and an M.B.A. from Duke University, Fuqua School of Business.

Non-Management Directors

        Karen Hong, Ph.D. has served as a member of our board of directors since September 2011. Dr. Hong joined ProQuest Investments in 2001, was promoted to Principal in 2004, and to Partner in 2013. Prior to joining ProQuest Investments, Dr. Hong provided technical consultation to the healthcare group at BancBoston Ventures and pursued academic research in molecular biology and chemistry. Dr. Hong currently serves on the board of directors of Agile Therapeutics, a private company. Dr. Hong received a B.S. in chemistry and a B.A. in molecular biology from the University of California at Berkeley. She received a Ph.D. in biology from the Massachusetts Institute of Technology. Dr. Hong's scientific background and business experience, coupled with her experience as a venture capitalist advising life science and technology companies, provides her with the qualifications and skills to serve as a director.

        Bruce C. Robertson, Ph.D. has served as a member of our board of directors since November 2007. Since 2005, he has served as a Managing Director at H.I.G. BioVentures, a venture capital firm. He previously served as a Managing Director at Toucan Capital, an early-stage venture capital firm. Dr. Robertson also serves on the board of directors of a number of private companies and organizations, including Cardiofocus, Inc., Apollo Endosurgery, Mid-Atlantic Venture Association, Adventist Healthcare and the University of Delaware Research Foundation. Dr. Robertson received a B.S.E. in Chemical/Biomedical Engineering from the University of Pennsylvania, an M.B.A. from Harvard Business School, and a Ph.D. from the University of Delaware. Dr. Robertson's scientific background and business experience, coupled with his experience as a venture capitalist advising life science and technology companies, provides him with the qualifications and skills to serve as a director.

        James E. Thomas has served as a member of our board of directors since February 2004. Since 2002, he has been a Partner at Thomas, McNerney, a venture capital firm focused on investments in healthcare, which he co-founded. Prior to that, he headed the medical technology private equity practice at Warburg Pincus LLC. Mr. Thomas also serves on the board of directors of CAS Medical Systems, Inc., a public company, Galil Medical, a private company, and Second Stage Theater Company. Mr. Thomas received a B.S. in Economics from the Wharton School at the University of Pennsylvania and received an M.Sc. in Economics from the London School of Economics. Mr. Thomas's venture capital experience in the life sciences industry, including his service on the boards of other companies, provides him with the qualifications and skills to serve as a director.

        Alex Zisson has served as a member of our board of directors since February 2004. Since 2002, he has served as a Venture Investor and Partner at Thomas, McNerney, where he focuses on investment opportunities in the life sciences sector. Prior to that, Mr. Zisson spent 11 years in the research department at Hambrecht & Quist, an investment bank (and its successor firms Chase H&Q and JPMorgan H&Q), from 1991 to 2002, including serving as Managing Director from 1997 to 2002 and as the firm's Health Care Strategist following the merger of Chase H&Q and JPMorgan. Mr. Zisson also serves on the board of directors of Auspex Pharmaceuticals, Inc., a public company, and InnoPharma, Inc., a private pharmaceutical research and development company. Mr. Zisson received an A.B. in History from Brown University. Mr. Zisson's experience as a healthcare strategist combined with his experience in investing in life science companies provides him with the qualifications and skills to serve as a director.

Board of Directors

        We currently have five directors and the authorized size of our board of directors is five. Upon the effectiveness of the registration statement of which this prospectus is a part, the board of directors will be divided into three classes with members of each class of directors serving for three-year terms. Our board of directors will consist of      Class I directors (                ),      Class II directors (                ) and        Class III directors (                 ), whose initial terms will expire at the first, second and third annual meetings of stockholders, respectively, following the completion of this offering. Our classified board could have the effect of making it more difficult for a third party to acquire control of us.

        Our by-laws, which will become effective upon effectiveness of the registration statement of which this prospectus is a part, will provide that any vacancies on our board of directors, including as a result of newly created directorships, may be filled only by our board of directors and that the authorized number of directors may be changed only by our board of directors. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes, so that, as nearly as possible, each class will consist of one-third of the total number of directors. These provisions of our by-laws and the classification of the board of directors may have the effect of delaying or preventing changes in control or changes in management.

        Each executive officer is elected by, and serves at the discretion of, the board of directors. Each of our executive officers and directors, other than non-employee directors, devotes his or her full time to our affairs. Each of our directors currently serves on the board of directors pursuant to a voting agreement. This agreement, including the provisions relating to the nomination and election of directors, will terminate upon the closing of this offering. There are no family relationships among any of our directors or officers.

        Our board of directors has considered the relationships of all directors and, where applicable, the transactions involving them described below under "Certain Relationships and Related Person Transactions." Based upon this consideration, our board of directors determined that each of                        , does not have any relationship which would interfere with the exercise of independent judgment in carrying out his or her responsibility as a director and that each of them qualifies as an independent director under the applicable rules of the NASDAQ Global Market.

Board Leadership Structure and Board's Role in Risk Oversight

        Risk is inherent with every business, and how well a business manages risk can ultimately determine its success. We face a number of risks, including those described under "Risk Factors." Our board of directors is actively involved in oversight of risks that could affect us. This oversight is conducted primarily through committees of the board of directors, as disclosed in the descriptions of each of the committees below, but the full board of directors has retained responsibility for general oversight of risks. Our board of directors satisfies this responsibility through reports by each committee regarding the committee's considerations and actions, as well as through regular reports directly from officers responsible for oversight of particular risks within our company. Our board of directors believes that full and open communication between management and the board of directors is essential for effective risk management and oversight.

        Upon the effectiveness of the registration statement of which this prospectus is a part, we will separate the positions of chief executive officer and chairman of the board with                        serving as our chairman. Separating these positions will allow our chief executive officer to focus on our day-to-day business, while allowing the chairman of the board to lead the board of directors in its fundamental role of providing advice to and independent oversight of management. We believe that this structure will ensure a greater role for the independent directors in the oversight of our company and promote active participation of the independent directors in setting agendas and establishing priorities and procedures for the work of our board of directors.

Board Committees

        Our board of directors has established an audit committee, a compensation committee and a nominating and corporate governance committee, each of which operates pursuant to a separate charter adopted by our board of directors. Following the completion of this offering, a copy of each committee's charter will be posted on the Corporate Governance section of our website, which is located at www.clarustherapeutics.com.

        The composition and functioning of all of our committees will comply with all applicable requirements of the Sarbanes-Oxley Act of 2002, the NASDAQ Global Market and SEC rules and regulations, except that with respect to the independent audit committee requirements our audit committee will rely upon the phase-in rules of the NASDAQ Global Market and the SEC, as further described below. We do not intend to rely on the "controlled company" exemptions from various rules of the NASDAQ Global Market that might permit us to have fewer independent directors on our board of directors and non-independent directors serving on our compensation committee and nominating and corporate governance committee.

Audit Committee

                                will serve on the audit committee upon the effectiveness of the registration statement of which this prospectus is a part.                will serve as the chair of the audit committee.                qualifies as an "audit committee financial expert" for purposes of the Securities Exchange Act of 1934, as amended, or the Exchange Act.

        Under the applicable rules of the NASDAQ Global Market, a company listing in connection with its initial public offering is permitted to phase in its compliance with the independent audit committee requirements set forth in NASDAQ Rule 5615(b)(1) on the same schedule as it is permitted to phase in its compliance with the independent audit committee requirement pursuant to Rule 10A-3(b)(1)(iv)(A) under the Exchange Act, that is, (1) one independent member at the time of listing, (2) a majority of independent members within 90 days of listing and (3) all independent members within one year of listing.

        Our board of directors has determined that                        are independent under the rules of the NASDAQ Global Market and Rule 10A-3 of the Exchange Act. As required by applicable rules, within one year of the effective date of the registration statement of which this prospectus is a part,                         will resign from the audit committee and will be replaced by a director who is independent under the rules of the NASDAQ Global Market and Rule 10A-3 of the Exchange Act.

        The audit committee's responsibilities include:

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  appointing, approving the compensation of, and assessing the independence of our independent registered public accounting firm;

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  approving audit and permissible non-audit services, and the terms of such services, to be provided by our independent registered public accounting firm;

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  reviewing the internal audit plan with the independent registered public accounting firm and members of management responsible for preparing our financial statements;

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  reviewing and discussing with management and the independent registered public accounting firm our annual and quarterly financial statements and related disclosures as well as critical accounting policies and practices used by us;

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  reviewing the adequacy of our internal control over financial reporting;

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  conducting appropriate review of all related person transactions and approving all such transactions;

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  establishing policies and procedures for the receipt and retention of accounting related complaints and concerns;

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  recommending, based upon the audit committee's review and discussions with management and the independent registered public accounting firm, whether our audited financial statements shall be included in our Annual Report on Form 10-K;

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  monitoring the integrity of our financial statements and our compliance with legal and regulatory requirements as they relate to our financial statements and accounting matters;

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  preparing the audit committee report required by SEC rules to be included in our annual proxy statement; and

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  reviewing quarterly earnings releases and scripts.

Compensation Committee

                                will serve on the compensation committee upon the effectiveness of this registration statement of which this prospectus is a part.                will serve as the chairman of the compensation committee. Our board of directors has determined that each member of the compensation committee is "independent" as that term is defined in the applicable rules of the NASDAQ Global Market. The compensation committee's responsibilities include:

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  annually reviewing and approving corporate goals and objectives relevant to compensation of our chief executive officer;

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  evaluating the performance of our chief executive officer in light of such corporate goals and objectives and determining the compensation of our chief executive officer;

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  reviewing and approving the compensation of our other executive officers;

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  appointing, compensating and overseeing the work of any compensation consultant, legal counsel or other advisor retained by the compensation committee;

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  conducting the independence assessment outlined in Nasdaq rules with respect to any compensation consultant, legal counsel or other advisor retained by the compensation committee;

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  annually reviewing and reassessing the adequacy of the committee charter in its compliance with the listing requirements of Nasdaq;

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  reviewing and establishing our overall management compensation, philosophy and policy;

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  reviewing and approving our policies and procedures for the grant of equity-based awards;

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  reviewing and discussing with management the compensation discussion and analysis that may be required from time to time to be included in our annual proxy statement or Annual Report on Form 10-K, if applicable;

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  reviewing and discussing with the board of directors corporate succession plans for the chief executive officer and other key officers;

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  overseeing and administering our employment agreements, severance arrangements, compensation, welfare, benefit and pension plans and similar plans; and

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  reviewing and making recommendations to the board of directors with respect to director compensation.

Nominating and Corporate Governance Committee

                                will serve on the nominating and corporate governance committee upon the effectiveness of this registration statement of which this prospectus is a part.                will serve as the chairman of the nominating and corporate governance committee. Our board of directors has determined that each member of the nominating and corporate governance committee is

"independent" as that term is defined in the applicable rules of the NASDAQ Global Market. The nominating and corporate governance committee's responsibilities include:

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  developing and recommending to the board of directors criteria for selecting board and committee membership;

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  establishing procedures for identifying and evaluating director candidates including nominees recommended by stockholders;

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  identifying individuals qualified to become board members;

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  recommending to the board of directors the persons to be nominated for election as directors and to each of the board's committees;

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  developing and recommending to the board of directors a code of business conduct and ethics and a set of corporate governance guidelines; and

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  overseeing the evaluation of the board of directors and its committees.

Compensation Committee Interlocks and Insider Participation

        None of our executive officers serves as a member of the board of directors or compensation committee, or other committee serving an equivalent function, of any other entity that has one or more of its executive officers serving as a member of our board of directors or who will serve on our compensation committee. None of the members of our compensation committee has ever been one of our employees.

Corporate Governance

        Prior to the completion of this offering, we will adopt a written code of business conduct and ethics that applies to our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. Following the completion of this offering, a current copy of the code will be posted on the Corporate Governance section of our website, which is located at www.clarustherapeutics.com. If we make any substantive amendments to, or grant any waivers from, the code of business conduct and ethics for any officer or director, we will disclose the nature of such amendment or waiver on our website or in a current report on Form 8-K.

 EXECUTIVE COMPENSATION

Executive Compensation Overview

        Historically, our executive compensation program has reflected our growth and corporate goals. To date, the compensation of Robert E. Dudley, Ph.D., our President and Chief Executive Officer, and our other executive officer during 2013 has consisted of a combination of base salary, bonuses and long-term incentive compensation in the form of restricted common stock and stock options. Our executive officers and all salaried employees are also eligible to receive health and welfare benefits.

        As we transition from a private company to a publicly traded company, we will evaluate our compensation values and philosophy and compensation plans and arrangements as circumstances require. At a minimum, we expect to review executive compensation annually with input from a compensation consultant if and when determined by the compensation committee. As part of this review process, we expect the board of directors and the compensation committee to apply our compensation philosophy when considering the compensation levels needed to ensure our executive compensation program remains competitive. We will also review whether we are meeting our retention objectives and the potential cost of replacing a key employee.

2013 Summary Compensation Table

        The following table sets forth certain information with respect to compensation paid to our chief executive officer at any time during the last completed fiscal year and our other executive officer at the end of 2013 for services rendered in all capacities to our company for the year ended December 31, 2013. These individuals are our named executive officers for 2013. John P. Gargiulo, our Chief Operating Officer, was hired in February 2014 and received no compensation from us in 2013, so is therefore not included as a named executive officer.

Name and Principal Position	Salary ($)	Bonus ($)(1)	Non-Equity Incentive Plan Compensation ($)(2)	Total ($)
Robert E. Dudley, Ph.D. President and Chief Executive Officer	300,000	8,000	120,000	428,000
Steven A. Bourne, CPA Chief Financial Officer, Secretary and Treasurer	200,000	25,000	50,000	275,000

(1)
Represents cash incentive payments in excess of such named executive officer's target bonus, paid at the discretion of our board of directors for performance in 2013.

(2)
Represents cash incentive payments earned based on achievement of corporate objectives related to clinical trials, partnerships, development and budget for 2013. Payment of these cash incentive payments was contingent upon our named executive officers being employed with us on the payment date. These cash incentive payments were paid to our named executive officers in January 2014 for performance in 2013.

Employment Agreements with our Named Executive Officers

        We have entered into an employment agreement with each of the named executive officers. These employment agreements provide for "at will" employment.

        Robert E. Dudley, Ph.D.    We entered into an employment agreement with Dr. Dudley in February 2004, which has subsequently been amended. This amended agreement outlines the terms and conditions of his employment as our President and Chief Executive Officer. Pursuant to this amended agreement, Dr. Dudley is entitled to receive a base salary and an annual cash bonus of up to 50% of his base salary, with the total amount of his bonus to be determined by the board of directors on an annual basis Dr. Dudley currently receives an annual base salary of $350,000, which is reviewed periodically by and may be adjusted at the discretion of our board of directors or the compensation committee. Dr. Dudley is also eligible to participate in benefit plans generally available to our senior management personnel on terms no less favorable to Dr. Dudley than to any of our other employees, subject to the terms of those plans.

        Steven A. Bourne, CPA.    We entered into an offer letter with Mr. Bourne in February 2004, which has subsequently been amended. This amended offer letter outlines the terms and conditions of his employment as our Chief Financial Officer, Secretary and Treasurer. Pursuant to this amended offer letter, Mr. Bourne is entitled to receive a base salary and is eligible to participate in benefit plans generally available to our full-time employees, subject to the terms of those plans. Mr. Bourne currently receives an annual base salary of $200,000, which is reviewed periodically by and may be adjusted at the discretion of our board of directors or the compensation committee.

        The amended employment agreement with Dr. Dudley and the amended offer letter with Mr. Bourne also provide for certain payments and benefits in the event of an involuntary termination of employment. In addition, each of Dr. Dudley and Mr. Bourne are entitled to accelerated vesting of outstanding and unvested equity awards held by them in certain circumstances. The information below describes the payments and benefits to which the named executive officers may become entitled as a result of certain events.

Potential Payments Upon Termination, Resignation and Termination in Connection with Change in Control

        Pursuant to his amended employment agreement or amended offer letter, as applicable, each of Dr. Dudley and Mr. Bourne, respectively, is eligible to receive specified payments and benefits in the event his employment is terminated by us without "cause" (as defined therein) or in the event that there is a "change in control" (as defined therein). In addition, pursuant to his amended employment agreement, Dr. Dudley is eligible to receive specified payments and benefits in the event he terminates his employment with "good reason" (as defined therein).

        If Dr. Dudley's employment is terminated by us without cause or he resigns for good reason, he is entitled to the following severance payments and benefits: (i) a lump sum payment equal to 12 months base salary and a prorated portion of the annual cash bonus he would have earned, if any, as of the date of termination or resignation, (ii) payment of premiums incurred by Dr. Dudley and his eligible dependents for continuation of health benefits under our group medical plan pursuant to COBRA for a period of 12 months following termination or resignation, provided that Dr. Dudley elects and is eligible for such coverage, (iii) payment of outstanding expenses otherwise subject to reimbursement and (iv) outplacement services at a cost of no more than $30,000 for a period of up to 12 months following termination or resignation (or less if Dr. Dudley obtains comparable employment). Dr. Dudley is entitled to these severance arrangements subject to his signing a release of claims in favor of us and his continued compliance with restrictive covenants, including a perpetual confidentiality covenant and a one-year post-employment non-competition, non-solicitation and non-interference covenant. In the event that Dr. Dudley's employment is terminated due to disability, he will be entitled to the following severance payments and benefits: (i) continuation of the health insurance that Dr. Dudley received during the term of his employment or other comparable health insurance for a period of one year following termination and (ii) a prorated portion of the annual cash bonus he would have earned, if any, as of the date of termination. In addition, upon the closing of a change in control, all unvested options and restricted stock awards held by Dr. Dudley will immediately vest.

        If Mr. Bourne's employment is terminated by us without cause, he is entitled to six months of base salary continuation and health insurance continuation for a period of up to six months (or less if Mr. Bourne obtains comparable employment) following termination, subject to his signing a release in a form satisfactory to us. In addition, upon the closing of a change in control, all unvested options and restricted stock awards held by Mr. Bourne will immediately vest.

Outstanding Equity Awards at Fiscal Year End

        The following table sets forth information with respect to outstanding equity awards held by our named executed officers at December 31, 2013.

	Option Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable		Option Exercise Price ($)	Option Expiration Date
Robert E. Dudley, Ph.D.	247,275	—		0.18	06/01/18
	320,625	249,375	(1)	0.99	09/09/21
Steven A. Bourne, CPA	32,053	—		0.18	02/16/14
	27,475	—		0.18	06/01/18
	53,438	41,562	(1)	0.99	09/09/21

(1)
Represents options to purchase shares of our common stock granted on September 9, 2011 pursuant to our 2004 Stock Incentive Plan. The shares underlying these options vest as follows: 25% vested on September 9, 2012, with the remainder of the shares vesting in equal monthly installments over the following three years through September 9, 2015, subject to continued service through each such vesting date and acceleration pursuant to the terms of a stock option agreement.

Risk Management Practices

        We consider in establishing and reviewing our compensation philosophy and programs whether such programs encourage unnecessary or excessive risk taking. Base salaries are fixed in amount and, consequently, we do not see them as encouraging risk taking. Employees are also eligible to receive a portion of their total compensation in the form of annual cash bonus awards. We believe that the annual cash bonus awards appropriately balance risk with the desire to focus eligible employees on specific goals important to our success and do not encourage unnecessary or excessive risk taking. Our base salaries provide competitive fixed compensation, while annual cash bonuses and equity-based awards encourage long-term consideration rather than short-term risk taking. As a result, we do not believe that our compensation programs are reasonably likely to have a material adverse effect on our risk profile.

Director Compensation

        We do not currently compensate our non-employee directors for serving as members of our board of directors. We did not pay any compensation, reimburse any expense of, make any equity awards or non-equity awards to, or pay any other compensation to any of the non-employee members of our board of directors in 2013 and, accordingly, we have not included a 2013 Director Compensation Table.

        Robert E. Dudley, Ph.D., our President and Chief Executive Officer, is also a director, but does not receive any additional compensation for his service as a director. Mr. Dudley's compensation as an executive officer is set forth above under "Executive Compensation—2013 Summary Compensation Table."

        We intend to adopt a director compensation policy for all of our non-employee directors to be in effect upon the completion of this offering.

Stock and Benefit Plans

2004 Stock Incentive Plan

        Our 2004 Stock Incentive Plan, or our 2004 Plan, was adopted by our board of directors and stockholders in February 2004, and was terminated by our board of directors in February 2014. We had reserved 1,529,936 shares of our common stock for the issuance of awards under the 2004 Plan, none of which remain available for issuance.

        Upon a corporate event in which all awards are not assumed by the successor entity, the board of directors may (i) accelerate the exercisability of, or cause all vesting restrictions to lapse on, all outstanding awards to a date that is at least ten days prior to such corporate event and/or (ii) provide that holders of awards will receive payment in respect of cancellation of their awards based on the amount, if any, by which the per share consideration being paid for the common stock in connection with such corporate event exceeds the applicable exercise price. Under the 2004 Plan, a corporate event is defined as the consummation of:

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  a reorganization or liquidation;

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  the sale of all or substantially all of our assets; or

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  a merger or consolidation such that after such merger or consolidation, we are not the surviving entity or the ultimate parent of the surviving entity.

        Following its termination in February 2014, no further awards can be granted under the 2004 Plan but outstanding awards under the 2004 Plan continue to be governed by its terms. We have adopted the 2014 Stock Option and Incentive Plan, or our 2014 Option Plan, under which we currently, and in the future will, make all awards.

        All stock option awards that are granted to our employees under the 2004 Plan, including our named executive officers are covered by a stock option agreement. Under the stock option agreements, 25% of the shares generally vest on the first anniversary of the vesting start date and the remaining shares generally vest monthly over the following three years. Our board of directors may accelerate the vesting schedule in its discretion.

2014 Stock Option and Incentive Plan

        Our 2014 Option Plan was adopted by our board of directors and approved by our stockholders on February 14, 2014. The 2014 Option Plan permits us to make grants of incentive stock options, non-qualified stock options, stock appreciation rights, restricted stock awards, restricted stock units, unrestricted stock awards, cash-based awards, performance share awards and dividend equivalent rights.

        The shares we issue pursuant to awards granted under the 2014 Option Plan will be authorized but unissued shares or shares that we reacquire. We have initially reserved 1,000,000 shares of our common stock for the issuance of awards under the 2014 Option Plan. The 2014 Option Plan provides that the number of shares reserved and available for issuance will automatically increase each January 1, beginning on January 1, 2015, by    % of the outstanding number of shares of our common stock on the immediately preceding December 31 or such lesser number as may be determined by our compensation committee. This number is subject to adjustment in the event of a stock split, stock dividend or other change in our capitalization. Shares underlying awards that are forfeited, canceled, held back upon exercise or settlement of an award to satisfy the exercise price or tax withholding, reacquired by us prior to vesting, satisfied without any issuance of common stock, expire or are otherwise terminated (other than by exercise) under the 2014 Option Plan will be added back to the shares available for issuance under the 2014 Option Plan.

        The 2014 Option Plan may be administered by either the compensation committee or a similar committee of at least two non-employee directors who are independent or by our full board of directors, or the administrator. The administrator has full power and authority to select the participants to whom awards will be granted, to make any combination of awards to participants, to accelerate the exercisability or vesting of any award and to determine the specific terms and conditions of each award, subject to the provisions of the 2014 Option Plan.

        All full-time and part-time officers, employees, non-employee directors and consultants, as selected from time to time by the administrator in its sole discretion, are eligible to participate in the 2014 Option Plan. There are certain limits on the number of awards that may be granted under the 2014 Option Plan. For example, no more than 1,000,000 shares of common stock may be granted in the form of incentive stock options or stock appreciation rights to any one individual during any calendar year.

        The exercise price of stock options awarded under the 2014 Option Plan may not be less than the fair value of our common stock on the date of the option grant, and the term of each option may not exceed ten years from the date of grant. The administrator will determine at what time or times each option may be exercised and, subject to the provisions of the 2014 Option Plan, the period of time, if any, after retirement, death, disability or other termination of employment during which options may be exercised.

        To qualify as incentive options, stock options must meet additional federal tax requirements, including a $100,000 limit on the value of shares subject to incentive options which first become exercisable in any calendar year, and a shorter term and higher minimum exercise price in the case of certain large stockholders.

        Stock appreciation rights may be granted under our 2014 Option Plan. Stock appreciation rights allow the recipient to receive the appreciation in the fair value of our common stock between the exercise date and the date of grant. The administrator determines the terms of stock appreciation rights, including when such rights become exercisable and whether to pay the increased appreciation in cash or with shares of our common stock, or a combination thereof. The exercise price of stock appreciation rights awarded under the 2014 Option Plan may not be less than the fair value of our common stock on the date of grant, and the term of each stock appreciation right may not exceed ten years.

        Restricted stock may be granted under our 2014 Option Plan. Restricted stock awards are shares of our common stock that vest in accordance with terms and conditions established by the administrator. The administrator will determine the number of shares of restricted stock granted to any employee. The administrator may impose whatever conditions to vesting it determines to be appropriate. For example, the administrator may set restrictions based on the achievement of specific performance goals. Shares of restricted stock that do not vest are subject to our right of repurchase or forfeiture.

        Restricted stock units may be granted under our 2014 Option Plan. Such awards are awards of phantom stock units to a grantee, which may be settled in shares of our common stock at some point in the future based on conditions and restrictions imposed by the administrator.

        Performance share awards may be granted under our 2014 Option Plan. Such awards will entitle the holder to acquire shares of our common stock upon the attainment of specified performance goals during a particular performance cycle. The administrator of our 2014 Option Plan will have the right to establish performance goals associated with performance share awards and other limitations and conditions.

        Performance-based awards may be granted under our 2014 Option Plan. Performance-based awards are any restricted stock awards, restricted stock units, performance share awards or cash-based awards granted to employees who are considered "covered employees" for purposes of 162(m) of the Code, that are intended to qualify as "performance-based compensation" under Section 162(m) of the Code. Those awards would only vest or become payable upon the attainment of performance goals that are established by our compensation committee and related to one or more performance criteria. The performance criteria that could be used with respect to any such awards include total stockholder return, earnings before interest, taxes, depreciation and amortization, net income or loss (either before or after interest, taxes, depreciation and amortization), changes in the market price of our common stock, economic value-added, funds from operations or similar measure, sales or revenue, development, clinical or regulatory milestones, acquisitions or strategic transactions, including licenses, collaborations, joint ventures, or promotion arrangements, operating income or loss, cash flow (including operating cash flow and free cash flow), return on capital, assets, equity, or investment, return on sales, gross or net profit levels, productivity, expense, margins, operating efficiency, customer satisfaction, working capital, earnings or loss per share of common stock, sales or market shares and number of customers, any of which may be measured either in absolute terms or as compared to any incremental increase or as compared to results of a peer group.

        Unrestricted stock awards may be granted under our 2014 Option Plan. Our 2014 Option Plan gives the administrator discretion to grant stock awards free of any restrictions.

        Dividend equivalent rights may be granted under our 2014 Option Plan. Dividend equivalent rights are awards entitling the grantee to current or deferred payments equal to dividends on a specified number of shares of stock. Dividend equivalent rights may be settled in cash or shares and are subject to other conditions as the administrator shall determine.

        Cash-based awards may be granted under our 2014 Option Plan. Each cash-based award shall specify a cash-denominated payment amount, formula or payment ranges as determined by the administrator. Payment, if any, with respect to a cash-based award may be made in cash or in shares of stock, as the administrator determines.

        Unless the administrator provides otherwise, our 2014 Option Plan does not allow for the transfer of awards and only the recipient of an award may exercise an award during his or her lifetime.

        In the event of a merger, sale or dissolution, or a similar "sale event," the successor entity may assume, continue or substitute for outstanding awards, as appropriately adjusted. To the extent that awards are not assumed, continued or substituted by the successor entity, except as the administrator may otherwise specify with respect to particular awards in the relevant award certificate, all options and stock appreciation rights that are not exercisable immediately prior to the effective time of the sale event shall become fully exercisable as of the effective time of the sale event, all other awards with time-based vesting, conditions or restrictions shall become fully vested and nonforfeitable as of the effective time of the sale event and all awards with conditions and restrictions relating to the attainment of performance goals may become vested and nonforfeitable in the discretion of the administrator and all awards granted under the 2014 Option Plan shall terminate. In addition, in connection with the termination of the 2014 Option Plan upon a sale event, we may make or provide for a cash payment to participants holding options and stock appreciation rights, equal to the difference between the per share cash consideration payable to stockholders in the sale event and the exercise price of the options or stock appreciation rights. Under the 2014 Option Plan, a sale event is defined as:

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  the sale of all or substantially all of our assets on a consolidated basis to an unrelated person or entity;

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  a merger, reorganization or consolidation in which the holders of our outstanding voting power immediately prior to such transaction do not own a majority of the outstanding voting power of the resulting or successor entity, or its ultimate parent, if applicable, immediately upon completion of such transaction;

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  the sale of all of our common stock to an unrelated person or entity; or

  •
  any other transaction in which the owners of our outstanding voting power prior to such transaction do not own at least a majority of our outstanding voting power or any successor entity immediately upon completion of the transaction other than as a result of the acquisition of securities directly from us.

        No awards may be granted under the 2014 Option Plan after February 14, 2024. In addition, our board of directors may amend or discontinue the 2014 Option Plan at any time and the administrator may amend or cancel any outstanding award for the purpose of satisfying changes in law or for any other lawful purpose. No such amendment may adversely affect the rights under any outstanding award without the holder's consent. Other than in the event of a necessary adjustment in connection with a change in our stock or a merger or similar transaction, the administrator may not "reprice" or otherwise reduce the exercise price of outstanding stock options or stock appreciation rights. Further, amendments to the 2014 Option Plan will be subject to approval by our stockholders if the amendment is required by the NASDAQ Global Market rules or by the Code to ensure that incentive options are tax-qualified.

Senior Executive Cash Incentive Bonus Plan

        In                    , 2014, our board of directors adopted the Senior Executive Cash Incentive Bonus Plan, or the Bonus Plan. The Bonus Plan provides for cash bonus payments based upon the attainment of performance targets established by our compensation committee. The payment targets will be related to financial and operational measures or objectives with respect to our company, or Corporate Performance Goals, as well as individual performance objectives.

        Our compensation committee may select Corporate Performance Goals from among the following: revenues; expense levels; cash flow (including operating cash flow and free cash flow); business development and financing milestones; earnings before interest, taxes, depreciation and amortization; net income or loss (either before or after interest, taxes, depreciation and/or amortization); changes in the market price of our common stock; economic value-added; sales; development, clinical or regulatory milestones; acquisitions or strategic transactions, including licenses, collaborations, joint ventures, or promotion arrangements; operating income or loss; return on capital, assets, equity, or investment; stockholder returns; return on sales; gross or net profit levels; productivity; expense; margins; operating efficiency; customer satisfaction; working capital; earnings or loss per share of our common stock; sales or market shares and number of clients or units of products sold; bookings; and Adjusted EBITDA, any of which may be measured in absolute terms, as compared to any incremental increase, in terms of growth, or as compared to results of a peer group, against the market as a whole, compared to applicable market indices and/or measured on a pre-tax or post-tax basis.

        Each executive officer who is selected to participate in the Bonus Plan will have a target bonus opportunity set for each performance period. The bonus formulas will be adopted in each performance period by the compensation committee and communicated to each executive. The Corporate Performance Goals will be measured at the end of each performance period after our financial reports have been published or such other appropriate time as the compensation committee determines. If the Corporate Performance Goals and individual performance objectives are met, payments will be made as soon as practicable following the end of each performance period. Subject to the rights contained in any agreement between the executive officer and the Company, an executive officer must be employed by the Company on the bonus payment date to be eligible to receive a bonus payment. The Bonus Plan also permits the compensation committee to approve additional bonuses to executive officers in its sole discretion.

2014 Employee Stock Purchase Plan

        Our 2014 Employee Stock Purchase Plan was adopted by our board of directors and approved by our stockholders in                    2014. Our 2014 Employee Stock Purchase Plan authorizes the initial issuance of up to a total of                shares of our common stock to participating employees.

        All employees who have been employed by us or our designated subsidiaries for at least six weeks and whose customary employment is for more than 20 hours a week are eligible to participate in our 2014 Employee Stock Purchase Plan. Any employee who owns, or would own upon such purchase under our 2014 Employee Stock Purchase Plan, 5% or more of the voting power or value of our stock is not eligible to purchase shares under our 2014 Employee Stock Purchase Plan.

        We may make one or more offerings to our employees to purchase stock under our 2014 Employee Stock Purchase Plan. If the 2014 Employee Stock Purchase Plan is implemented and unless otherwise determined by the administrator of our 2014 Employee Stock Purchase Plan, the first offering will begin on either January 1st or July 1st of the year designated by the administrator, and will end on the following June 30th or December 31st, respectively. Unless otherwise determined by the administrator, subsequent offerings will begin on the first business day occurring on or after each January 1st and July 1st and will end on the last business day occurring on or before the following June 30th and December 31st, respectively, each referred to as offering periods. The administrator may designate different offering periods in its discretion, but no offering shall exceed six months in duration or overlap with another offering.

        Each employee who is a participant in our 2014 Employee Stock Purchase Plan may purchase shares by authorizing payroll deductions of up to    % of his or her eligible compensation during an offering period. Unless the participating employee has previously withdrawn from the offering, his or her accumulated payroll deductions will be used to purchase common stock on the last business day of the offering period at a price equal to    % of the fair market value of the common stock on the first business day or the last business day of the offering period, whichever is lower, provided that no more than the number of shares of common stock that would result in an employee owning stock possessing 5% or more of the total voting power of all classes of our stock or such other maximum number established by the compensation committee may be purchased by any one employee during each offering period. Under applicable tax rules, an employee may purchase no more than $25,000 worth of common stock, valued at the start of the purchase period, under our 2014 Employee Stock Purchase Plan in any calendar year.

        An employee's rights under our 2014 Employee Stock Purchase Plan terminate upon voluntary withdrawal from the plan or when the employee ceases employment for any reason and any accumulated payroll deductions of such employee will be refunded. Our 2014 Employee Stock Purchase Plan may be terminated or amended by our board of directors at any time. Amendments that increase the number of shares of our common stock authorized under our 2014 Employee Stock Purchase Plan and certain other amendments require the approval of our stockholders.

Pension Benefits

        None of our named executive officers participate in or have account balances in qualified or non-qualified defined benefit plans sponsored by us.

Non-Qualified Deferred Compensation

        None of our named executive officers participate in or have account balances in non-qualified defined contribution plans or other deferred compensation plans maintained by us.

Proprietary Information and Inventions Obligations

        Each of our executive officers has also entered into an agreement that obligates him or her to refrain from disclosing any of our proprietary information received during the course of employment and, with some exceptions, to assign to us any inventions conceived or developed during the course of employment.

Limitation of Liability and Indemnification Agreements

        As permitted by the Delaware General Corporation Law, we have adopted provisions in our certificate of incorporation and by-laws to be in effect at the closing of this offering that will limit or eliminate the personal liability of our directors. Consequently, a director will not be personally liable to us or our stockholders for monetary damages or breach of fiduciary duty as a director, except for liability for:

  •
  any breach of the director's duty of loyalty to us or our stockholders;

  •
  any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

  •
  any unlawful payments related to dividends or unlawful stock purchases, redemptions or other distributions; or

  •
  any transaction from which the director derived an improper personal benefit.

        These limitations of liability do not alter director liability under the federal securities laws and do not affect the availability of equitable remedies such as an injunction or rescission.

        In addition, our by-laws, which will become effective upon effectiveness of the registration statement of which this prospectus is a part, provide that:

  •
  we will indemnify our directors, officers and, in the discretion of our board of directors, certain employees to the fullest extent permitted by the Delaware General Corporation Law; and

  •
  we will advance expenses, including attorneys' fees, to our directors and, in the discretion of our board of directors, to our officers and certain employees, in connection with legal proceedings, subject to limited exceptions.

        We have entered into indemnification agreements with each of our directors and our executive officers. These agreements provide that we will indemnify each of our directors and executive officers to the fullest extent permitted by law and advance expenses, including attorneys' fees, to each indemnified director or executive officer in connection with any proceeding in which indemnification is available.

        We also maintain general liability insurance which covers certain liabilities of our directors and officers arising out of claims based on acts or omissions in their capacities as directors or officers, including liabilities under the Securities Act.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, or persons controlling us, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

        These provisions may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty. These provisions may also have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. Furthermore, a stockholder's investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers under these indemnification provisions. We believe that these provisions, the indemnification agreements and the insurance are necessary to attract and retain talented and experienced directors and officers.

        At present, there is no pending litigation or proceeding involving any of our directors or officers where indemnification will be required or permitted. We are not aware of any threatened litigation or proceeding that might result in a claim for such indemnification.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

        Other than compensation arrangements, we describe below the transactions and series of similar transactions since January 1, 2011 to which we were a party or will be a party, in which:

  •
  the amounts involved exceeded or will exceed $120,000; and

  •
  any of our directors, executive officers or holders of more than 5% of our voting securities, or any member of the immediate family of the foregoing persons, had or will have a direct or indirect material interest.

        Compensation arrangements for our directors and named executive officers are described elsewhere in this prospectus.

Sales and Purchases of Securities

Note and Warrant Financing

        On November 19, 2010, we entered into a note and warrant purchase agreement pursuant to which our existing investors committed to purchase convertible promissory notes. The agreement also provided that the investors would receive warrants to purchase shares of our preferred stock.

        Pursuant to the note and warrant purchase agreement, we issued 10% convertible promissory notes to the investors on the dates and in the amounts set forth in the table below. The following table summarizes the aggregate participation in this convertible note financing beginning January 1, 2011 by any of our directors, executive officers, holders of more than 5% of our voting securities, or any member of the immediate family of the foregoing persons.

Name and Date of Issuance	Aggregate Principal
February 16, 2011
Thomas, McNerney(1)	$666,667.00
H.I.G. BioVentures(2)	$333,333.00
March 25, 2011
Thomas, McNerney(1)	$666,667.00
H.I.G. BioVentures(2)	$333,333.00
June 14, 2011
Thomas, McNerney(1)	$666,667.00
H.I.G. BioVentures(2)	$333,333.00
July 14, 2011
Thomas, McNerney(1)	$6,000,000.00
H.I.G. BioVentures(2)	$3,000,000.00

(1)
James E. Thomas and Alex Zisson, partners at Thomas, McNerney, are members of our board of directors.

(2)
Bruce C. Robertson, Ph.D., managing director of H.I.G. BioVentures, is a member of our board of directors. A second managing director of H.I.G. BioVentures resigned from our board of directors in September 2011.

Series D Convertible Preferred Stock Financing

        On September 9, 2011, we entered into a stock purchase agreement pursuant to which we issued an aggregate of 5,975,131 shares of our Series D redeemable convertible preferred stock, or Series D preferred stock, at a per share price of $4.50 to certain investors, including an aggregate of 3,751,628 shares to Thomas, McNerney and H.I.G. BioVentures upon conversion of their outstanding 10% convertible promissory notes described above. The stock purchase agreement was subsequently amended on February 15, 2013 to provide for the issuance of additional shares of our Series D preferred stock in eight tranches, pursuant to which 3,668,779 shares of our Series D preferred stock were ultimately issued.

        The following table summarizes the aggregate participation in the Series D preferred stock financing in 2011 and 2013 by any of our directors, executive officers, holders of more than 5% of our voting securities, or any member of the immediate family of the foregoing persons.

Name	Shares of Series D Preferred Stock	Aggregate Purchase Price(4)
ProQuest Investments(1)	3,891,129	$17,499,994
Thomas, McNerney(2)	3,612,834	16,248,406
H.I.G. BioVentures(3)	2,139,946	9,624,212

(1)
Karen Hong, Ph.D., a partner at ProQuest Investments, is a member of our board of directors.

(2)
James E. Thomas and Alex Zisson, partners at Thomas, McNerney, are members of our board of directors.

(3)
Bruce C. Robertson, Ph.D., managing director of H.I.G. BioVentures, is a member of our board of directors.

(4)
Includes principal and accrued interest outstanding on the 10% convertible promissory notes converted into shares of Series D preferred stock as part of the financing.

        In connection with the Series D preferred stock financing, the warrants held by Thomas, McNerney and H.I.G. BioVentures issued in connection with the note and warrant purchase agreement described above became exercisable for 578,109 and 289,055 shares of Series D preferred stock, respectively. See "Description of Capital Stock—Warrants" for additional details regarding these warrants. In November 2013, a portion of these warrants exercisable for 44,469 and 22,235 shares of Series D preferred stock, held by Thomas, McNerney and H.I.G. BioVentures, respectively, expired in accordance with their terms. In February 2014, upon exercise of a portion of these warrants, we issued 44,469 and 22,235 shares of Series D preferred stock to Thomas, McNerney and H.I.G. BioVentures, respectively.

January 2014 Convertible Note Financing

        In January 2014, we entered into a convertible note purchase agreement pursuant to which we issued 8% convertible promissory notes for an aggregate principal amount of $5.0 million to certain investors on the dates and in the amounts set forth in the table below.

Name and Date of Issuance	Aggregate Principal
January 3, 2014
ProQuest Investments(1)	$931,965
Thomas, McNerney(2)	$502,236
H.I.G. BioVentures(3)	$232,466
January 29, 2014
ProQuest Investments(1)	$1,863,931
Thomas, McNerney(2)	$1,004,471
H.I.G. BioVentures(3)	$464,932

(1)
Karen Hong, Ph.D., a partner at ProQuest Investments, is a member of our board of directors.

(2)
James E. Thomas and Alex Zisson, partners at Thomas, McNerney, are members of our board of directors.

(3)
Bruce C. Robertson, Ph.D., managing director of H.I.G. BioVentures, is a member of our board of directors.

Indemnification Agreements

        We have entered into indemnification agreements with each of our directors and executive officers. These agreements, among other things, require us to indemnify each director and executive officer to the fullest extent permitted by Delaware law, including indemnification of expenses such as attorneys' fees, judgments, fines and settlement amounts incurred by the director or executive officer in any action or proceeding, including any action or proceeding by or in right of us, arising out of the person's services as a director or executive officer.

Agreements with Stockholders

        In connection with the Series D preferred stock financing, we entered into the Second Amended and Restated Registration Rights Agreement, dated as of September 9, 2011, with certain of our stockholders, including our principal stockholders and their affiliates. All of the provisions of this agreement relating to registration rights will continue in effect following completion of the offering and entitle the holders of such rights to have us register their shares of our common stock for sale in the United States. For a further description of these registration rights, see "Description of Capital Stock—Registration Rights."

Policies for Approval of Related Person Transactions

        Our board of directors reviews and approves transactions with directors, officers, and holders of 5% or more of our voting securities and their affiliates, each, a related person. Prior to this offering, prior to our board of directors' consideration of a transaction with a related person, the material facts as to the related person's relationship or interest in the transaction were disclosed to our board of directors, and the transaction was not considered approved by our board of directors unless a majority of the directors who are not interested in the transaction approve the transaction. Our current policy with respect to approval of related person transactions is not in writing.

        We have adopted a related person transaction policy that will be effective upon the effectiveness of the registration statement of which this prospectus forms a part. Pursuant to this policy, our audit committee will review the material facts of all related person transactions. The audit committee will take into account, among other factors that it deems appropriate, whether the related person transaction is on terms no less favorable to us than terms generally available in a transaction with an unrelated third party under the same or similar circumstances and the extent of the related person's interest in the related person transaction.

PRINCIPAL STOCKHOLDERS

        The following table sets forth information with respect to the beneficial ownership of our common stock, as of January 31, 2014, and as adjusted to reflect the sale of common stock offered by us in this offering, for:

  •
  each person known by us to be the beneficial owner of 5% or more of our outstanding capital stock;

  •
  each of our named executive officers and directors; and

  •
  all of our executive officers and directors as a group.

        The number of shares and percentage of shares beneficially owned before the offering shown in the table below is based on a total of 27,066,189 shares of common stock, which includes:

  •
  366,333 shares of our common stock outstanding as of January 31, 2014; and

  •
  the automatic conversion of all outstanding shares of our redeemable convertible preferred stock, including accrued dividends, upon the closing of this offering into an aggregate of 26,699,856 shares of common stock.

        The number of shares and percentage of shares beneficially owned after the offering also gives effect to:

  •
  the issuance by us of            shares of common stock in this offering; and

  •
  the automatic conversion of all outstanding obligations under our outstanding convertible notes, including accrued interest, upon the closing of this offering into an aggregate of            shares of common stock based on the initial public offering price of $            per share, the midpoint of the price range set forth on the cover page of this prospectus.

        Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities and include shares of common stock issuable upon the exercise of stock options that are immediately exercisable or exercisable within 60 days after January 31, 2014, although these shares are not deemed outstanding for the purpose of computing the percentage ownership of any other person. Except as otherwise indicated, all of the shares reflected in the table are shares of common stock and all persons listed below have sole voting and investment power with respect to the shares beneficially owned by them, subject to applicable community property laws. The information is not necessarily indicative of beneficial ownership for any other purpose.

        Except as otherwise indicated in the table below, the address of each of the named beneficial owners is Clarus Therapeutics, Inc., 555 Skokie Boulevard, Suite 340, Northbrook, IL 60062.

	Number of Shares Beneficially Owned		Percentage of Shares Beneficially Owned
Name of Beneficial Owner	Before Offering	After Offering	Before Offering	After Offering
5% or Greater Stockholders:
Thomas, McNerney(1)	16,143,678		59.3%
H.I.G. BioVentures(2)	6,736,664		24.6
ProQuest(3)	4,414,351		16.3
Named Executive Officers and Directors:
Robert E. Dudley, Ph.D.(4)	1,031,054		3.7
Steven A. Bourne, CPA(5)	242,780		*
Karen Hong, Ph.D.(3).	—		—
Bruce C. Robertson, Ph.D.(2)	—		—
James E. Thomas(1)	—		—
Alex Zisson(1)	—		—
All directors and current executive officers as a group (7 persons)(6)	1,273,834		4.6

*
Represents beneficial ownership of less than 1% of the shares of common stock.

(1)
Consists of 2,844,301 shares of common stock issuable to Thomas, McNerney & Partners, L.P., or TMP, upon conversion of Series A redeemable convertible preferred stock, 4,488,370 shares of common stock issuable to TMP upon conversion of Series B redeemable convertible preferred stock, 3,658,465 shares of common stock issuable to TMP upon conversion of Series C redeemable convertible preferred stock, 1,465,344 shares of common stock issuable to TMP upon conversion of Series D redeemable convertible preferred stock, and 108,775 shares of common stock issuable to TMP upon exercise of outstanding warrants; 2,634,186 shares of common stock issuable to Thomas, McNerney & Partners II, L.P., or TMP II, upon conversion of Series D redeemable convertible preferred stock, and 416,634 shares of common stock issuable to TMP II upon exercise of outstanding warrants; 105,655 shares of common stock issuable to TMP Nominee, LLC, or TMP Nominee, upon conversion of Series A redeemable convertible preferred stock, 166,838 shares of common stock issuable to TMP Nominee upon conversion of Series B redeemable convertible preferred stock, 135,954 shares of common stock issuable to TMP Nominee upon conversion of Series C redeemable convertible preferred stock, 26,850 shares of common stock issuable to TMP Nominee upon conversion of Series D redeemable convertible preferred stock, and 1,993 shares of common stock issuable to TMP Nominee upon exercise of outstanding warrants; 27,504 shares of common stock issuable to TMP Nominee II, LLC, or TMP Nominee II, upon conversion of Series D redeemable convertible preferred stock, and 4,350 shares of common stock issuable to TMP Nominee II upon exercise of outstanding warrants; 9,571 shares of common stock issuable to TMP Associates, L.P., or TMP Associates, upon conversion of Series A redeemable convertible preferred stock, 18,156 shares of common stock issuable to TMP Associates upon conversion of Series B redeemable convertible preferred stock, 13,898 shares of common stock issuable to TMP Associates upon conversion of Series C redeemable convertible preferred stock, 5,461 shares of common stock issuable to TMP Associates upon conversion of Series D redeemable convertible preferred stock, and 405 shares of common stock issuable to TMP Associates upon exercise of outstanding warrants; and 9,492 shares of common stock issuable to TMP Associates II, L.P., or TMP Associates II, upon conversion of Series D redeemable convertible preferred stock, and 1,476 shares of common stock issuable to TMP Associates II upon exercise of outstanding

  warrants. The shares beneficially owned after the offering also includes            shares of common stock issuable to TMP upon the conversion at the closing of this offering of the $368,547.96 aggregate principal amount of convertible promissory notes held by TMP, plus all accrued but unpaid interest, as described above, assuming an initial public offering price of $            per share, which is the midpoint of the price range set forth on the cover of this prospectus, and that the closing occurs on            ;            shares of common stock issuable to TMP II upon the conversion at the closing of this offering of the $1,114,209.49 aggregate principal amount of convertible promissory notes held by TMP II, plus all accrued but unpaid interest, as described above, assuming an initial public offering price of $            per share, which is the midpoint of the price range set forth on the cover of this prospectus, and that the closing occurs on             ;            shares of common stock issuable to TMP Nominee upon the conversion at the closing of this offering of the $6,753.81 aggregate principal amount of convertible promissory notes held by TMP Nominee, plus all accrued but unpaid interest, as described above, assuming an initial public offering price of $            per share, which is the midpoint of the price range set forth on the cover of this prospectus, and that the closing occurs on            ;            shares of common stock issuable to TMP Nominee II upon the conversion at the closing of this offering of the $11,639.31 aggregate principal amount of convertible promissory notes held by TMP Nominee II, plus all accrued but unpaid interest, as described above, assuming an initial public offering price of $            per share, which is the midpoint of the price range set forth on the cover of this prospectus, and that the closing occurs on            ;             shares of common stock issuable to TMP Associates upon the conversion at the closing of this offering of the $1,374.87 aggregate principal amount of convertible promissory notes held by TMP Associates, plus all accrued but unpaid interest, as described above, assuming an initial public offering price of $            per share, which is the midpoint of the price range set forth on the cover of this prospectus, and that the closing occurs on            ; and            shares of common stock issuable to TMP Associates II upon the conversion at the closing of this offering of the $4,181.11 aggregate principal amount of convertible promissory notes held by TMP Associates II, plus all accrued but unpaid interest, as described above, assuming an initial public offering price of $            per share, which is the midpoint of the price range set forth on the cover of this prospectus, and that the closing occurs on            . TMP GP, the general partner of TMP, TMP II, TMP Associates and TMP Associates II, has voting and dispositive power over the shares held by TMP, TMP II, TMP Associates and TMP Associates II. In addition, each of TMP Nominee and TMP Nominee II has entered into an agreement that it shall vote and dispose of securities in the same manner as directed by TMP GP with respect to the shares held by TMP, TMP II, TMP Associates and TMP Associates II. Each of Messrs. Thomas and Zisson, members of our board of directors, are managers of TMP GP, and Mr. Thomas is a member of each of TMP Nominee and TMP Nominee II. Each disclaims beneficial ownership of the shares owned by TMP, TMP II, TMP Nominee, TMP Nominee II, TMP Associates and TMP Associates II. The address for all entities and individuals affiliated with Thomas, McNerney is c/o Thomas, McNerney & Partners, L.P., One Stamford Plaza, 263 Tresser Blvd., 16th Floor, Stamford, CT 06901.

(2)
Consists of 4,037,694 shares of common stock issuable to H.I.G. Ventures—Clarus, LLC, or H.I.G. LLC, upon conversion of Series C redeemable convertible preferred stock, 2,432,150 shares of common stock issuable to H.I.G. LLC upon conversion of Series D redeemable convertible preferred stock, and 266,820 shares of common stock issuable to H.I.G. LLC upon exercise of outstanding warrants. The shares beneficially owned after the offering also includes            shares of common stock issuable to H.I.G. LLC upon the conversion at the closing of this offering of the $697,397.57 aggregate principal amount of convertible promissory notes held by H.I.G. LLC, plus all accrued but unpaid interest, as described above, assuming an initial public offering price of $            per share, which is the midpoint of the price range set forth on the cover of this prospectus, and that the closing occurs on            . Affiliates of H.I.G. Capital manage all aspects

  of H.I.G. LLC. Anthony Tamer and Sami Mnaymneh are the managing partners of H.I.G. Capital and as such have the right to direct all activities related thereto. Aaron Davidson, Dr. Michael Wasserman, and Dr. Robertson are the managing directors of H.I.G. BioVentures, an affiliate of H.I.G. Capital. Dr. Robertson, a director of Clarus, disclaims beneficial ownership of the shares owned by H.I.G. LLC. The address for all entities and individuals affiliated with H.I.G. BioVentures is 1450 Brickell Ave., Suite 3100, Miami, FL 33131.

(3)
Consists of 4,414,351 shares of common stock issuable to ProQuest Investments IV, L.P., or ProQuest, upon conversion of Series D redeemable convertible preferred stock. The shares beneficially owned after the offering also includes            shares of common stock issuable to ProQuest upon the conversion at the closing of this offering of the $2,795,895.89 aggregate principal amount of convertible promissory notes held by ProQuest, plus all accrued but unpaid interest, as described above, assuming an initial public offering price of $            per share, which is the midpoint of the price range set forth on the cover of this prospectus, and that the closing occurs on            . Dr. Alain Schreiber and Mr. Jay Moorin are the managing partners of ProQuest and as such have the right to direct all activities related thereto. Dr. Hong, a member of our board of directors, disclaims beneficial ownership of the shares owned by ProQuest. The address for all entities and individuals affiliated with ProQuest is 2430 Vanderbilt Beach Road, 108-190, Naples, FL 34109.

(4)
Consists of 274,750 shares of common stock, 152,779 shares of common stock issuable upon conversion of Series B redeemable convertible preferred stock and 603,525 shares of common stock subject to stock options exercisable within 60 days of January 31, 2014.

(5)
Consists of 91,583 shares of common stock, 32,294 shares of common stock issuable upon conversion of Series B redeemable convertible preferred stock and 118,903 shares of common stock subject to stock options exercisable within 60 days of January 31, 2014.

(6)
Includes 722,428 shares of common stock subject to stock options exercisable within 60 days of January 31, 2014.

DESCRIPTION OF CAPITAL STOCK

General

        The following description of our capital stock is intended as a summary only and is qualified in its entirety by reference to our amended and restated certificate of incorporation, or our certificate of incorporation, that will become effective upon the completion of this offering and amended and restated by-laws, or our by-laws, that will become effective upon the effectiveness of the registration statement of which this prospectus is a part, which are filed as exhibits to the registration statement, of which this prospectus forms a part, and to the applicable provisions of the Delaware General Corporation Law. The description of our capital stock reflects changes to our capital structure that will occur upon the closing of this offering.

        Upon the closing of this offering, our authorized capital stock will consist of            shares of common stock, par value $0.001 per share, and            shares of preferred stock, par value $0.001 per share, all of which shares of preferred stock will be undesignated.

        As of January 31, 2014 we had:

  •
  366,333 shares of our common stock issued and outstanding and held by two stockholders of record;

  •
  26,699,856 shares of common stock issuable upon the automatic conversion of all outstanding shares of our redeemable convertible preferred stock, including accrued dividends, immediately prior to the closing of this offering; and

  •
  shares of common stock issuable upon the automatic conversion of all outstanding obligations under our outstanding convertible notes, including accrued interest, immediately prior to the closing of this offering.

        As of January 31, 2014, we also had 1,303,930 shares of common stock issuable upon the exercise of options at a weighted-average exercise price of $0.75 per share.

Common Stock

        The holders of our common stock are entitled to one vote for each share held on all matters properly submitted to a vote of the stockholders. The holders of our common stock do not have any cumulative voting rights. Holders of our common stock are entitled to receive proportionally any dividends declared by our board of directors, subject to any preferential dividend rights of any outstanding preferred stock.

        In the event of our liquidation, dissolution, or winding up, holders of our common stock are entitled to share ratably in all assets remaining after payment of all debts and other liabilities, subject to the prior rights of any outstanding preferred stock. Holders of our common stock have no preemptive, subscription, redemption or conversion rights and there are no redemption or sinking fund provisions applicable to our common stock. The rights, preferences and privileges of the holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of our preferred stock that we have designated or may designate in the future. The shares to be issued by us in this offering will be, when issued and paid for, validly issued, fully paid and nonassessable.

Preferred Stock

        Upon completion of this offering, our board of directors will be authorized, without action by the stockholders, to designate and issue up to                shares of preferred stock in one or more series. Our board of directors can fix the rights, preferences and privileges of the shares of each series and any of its qualifications, limitations or restrictions. Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of common stock. The issuance of preferred stock, while providing flexibility in connection with possible future financings and acquisitions and other corporate purposes could, under certain circumstances, have the effect of delaying, deferring or preventing a change in control and could harm the market price of our common stock.

        Our board of directors will make any determination to issue such shares based on its judgment as to our best interests and the best interests of our stockholders. We have no current plans to issue any shares of preferred stock.

Warrants

        In connection with a note and warrant purchase agreement, entered into with Thomas, McNerney and H.I.G. BioVentures in November 2010, we issued to such investors warrants to purchase shares of our capital stock. In connection with the Series D preferred stock financing, these warrants became exercisable for an aggregate of 867,157 shares of Series D preferred stock at an exercise price equal to $3.60 per share. The warrants may be exercised at the option of the holder either by delivery of the exercise price in cash or by a cashless exercise. After giving effect to the expiration of a portion of these warrants exercisable for 66,704 shares of Series D preferred stock in November 2013 and the exercise of a portion of these warrants for 66,704 shares of Series D preferred stock in February 2014, the warrants will automatically become warrants for the purchase of an aggregate of 733,749 shares of our common stock upon the closing of this offering at an exercise price of $3.60 per share.

        In addition, in connection with the loan and security agreement, entered into with Silicon Valley Bank, or SVB, and Oxford Finance LLC, or Oxford, we issued to SVB and Oxford warrants exercisable for up to an aggregate of 183,438 shares of our Series D preferred stock. These warrants may be exercised at the option of the holder either by delivery of the exercise price in cash or by a cashless exercise. These warrants will automatically become warrants for the purchase of 183,438 shares of our common stock upon the closing of this offering at an exercise price of $4.50 per share.

Registration Rights

        Upon the closing of the offering, holders of            shares of our common stock as of            , 2014, after giving effect to the conversion of the outstanding shares of redeemable convertible preferred stock and accrued dividends thereon and all obligations under our outstanding convertible notes including the interest that had accrued thereon into shares of common stock upon the completion of this offering, have rights, under the terms of our Second Amended and Restated Registration Rights Agreement, dated as of September 9, 2011, or registration rights agreement, among us and these holders, to require us to use our best efforts to file registration statements under the Securities Act or request that their shares be covered by a registration statement that we are otherwise filing. We refer to these shares as registrable securities. The registration rights agreement does not provide for any liquidated damages, penalties or other rights in the event we do not file such a registration statement.

        Demand Registration Rights.    At any time beginning 180 days following the closing of this offering, subject to certain exceptions, the holders of 40% of the outstanding common stock to be issued upon conversion of Series A convertible preferred stock or Series B convertible preferred stock, Series C convertible preferred stock or Series D convertible preferred stock, have the right to demand that we file a registration statement covering the offering and sale of their registrable securities, provided that such securities are anticipated to have an aggregate sales price in excess of $15 million. We have the ability to delay the filing of such registration statement under specified conditions, if our board of directors reasonably determines, that the registration would interfere with any material transaction involving us. The postponement cannot exceed 90 days, and we may exercise this right only once in any

12-month period. We are not obligated to file more than two registration statements upon the exercise of these demand registration rights. This offering will not count towards this limitation.

        Form S-3 Registration Rights.    If we are eligible to file a registration statement on Form S-3, the holders of at least 30% of the registrable securities have the right, on one or more occasions, to request registration on Form S-3 of the sale of the registrable securities held by such holder provided such securities are anticipated to have an aggregate sale price, net of underwriting discounts and commissions, if any, in excess of $1.0 million. We have the ability to delay the filing of such registration statement under specified conditions, if our board of directors reasonably determines, that the registration would interfere with any material transaction involving us. The postponement cannot exceed 90 days, and we may exercise this right only once in any 12-month period.

        Piggyback Registration Rights.    The holders of the registrable securities have piggyback registration rights. Under these provisions, if we register any securities for public sale, including pursuant to any stockholder-initiated demand registration, these holders will have the right to include their shares in the registration statement, subject to customary exceptions. The underwriters of any underwritten offering will have the right to limit the number of registrable securities to be included in the registration statement under certain circumstances, and piggyback registration rights are also subject to the priority rights of stockholders having demand registration rights in any demand registration.

        Expenses of Registration.    We will pay all registration expenses, other than underwriting discounts and commissions and selling expenses, related to any demand, Form S-3 or piggyback registration, including reasonable attorney's fees and disbursements of one counsel for the holders of registrable securities.

        Indemnification.    The registration rights agreement contains customary cross-indemnification provisions, under which we are obligated to indemnify the selling stockholders in the event of material misstatements or omissions in the registration statement attributable to us, and they are obligated to indemnify us for material misstatements or omissions attributable to them.

        Expiration of Registration Rights.    The registration rights granted under the registration rights agreement terminate with respect to each holder of registrable securities on the earlier of (i) the fifth anniversary of the closing of this offering, (ii) when a holder of registrable securities can sell all of his, her or its registrable securities under Rule 144 promulgated under the Securities Act without regard to volume limitations, (iii) when such holder no longer holds any registrable securities or (iv) a liquidation event with respect to us.

Certain Anti-Takeover Provisions of Our Certificate of Incorporation and By-Laws

        Upon the completion of this offering, our certificate of incorporation and by-laws will include a number of provisions that may have the effect of delaying, deferring or preventing another party from acquiring control of us and encouraging persons considering unsolicited tender offers or other unilateral takeover proposals to negotiate with our board of directors, rather than pursue non-negotiated takeover attempts. These provisions include the items described below.

        Board Composition and Filling Vacancies.    In accordance with our certificate of incorporation, our board of directors will be divided into three classes serving staggered three-year terms, with one class being elected each year. Our certificate of incorporation also provides that directors may be removed only for cause and then only by the affirmative vote of the holders of 75% or more of the shares then entitled to vote at an election of directors. Furthermore, any vacancy on our board of directors, however occurring, including a vacancy resulting from an increase in the size of our board, may only be filled by the affirmative vote of a majority of our directors then in office even if less than a quorum.

        No Written Consent of Stockholders.    Our certificate of incorporation provides that all stockholder actions are required to be taken by a vote of the stockholders at an annual or special meeting, and that stockholders may not take any action by written consent in lieu of a meeting. This limit may lengthen the amount of time required to take stockholder actions and would prevent the amendment of our by-laws or removal of directors by our stockholders without holding a meeting of stockholders.

        Meetings of Stockholders.    Our certificate of incorporation and by-laws provide that only a majority of the members of our board of directors then in office may call special meetings of stockholders and only those matters set forth in the notice of the special meeting may be considered or acted upon at a special meeting of stockholders. Our by-laws limit the business that may be conducted at an annual meeting of stockholders to those matters properly brought before the meeting.

        Advance Notice Requirements.    Our by-laws establish advance notice procedures with regard to stockholder proposals relating to the nomination of candidates for election as directors or new business to be brought before meetings of our stockholders. These procedures provide that notice of stockholder proposals must be timely given in writing to our corporate secretary prior to the meeting at which the action is to be taken. Generally, to be timely, notice must be received at our principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary date of the annual meeting for the preceding year. The notice must contain certain information specified in the by-laws.

        Amendment to Certificate of Incorporation and By-Laws.    As required by the Delaware General Corporation Law, any amendment of our certificate of incorporation must first be approved by a majority of our board of directors, and if required by law or our certificate of incorporation, must thereafter be approved by a majority of the outstanding shares entitled to vote on the amendment and a majority of the outstanding shares of each class entitled to vote thereon as a class, except that the amendment of the provisions relating to stockholder action, board composition, limitation of liability and the amendment of our certificate of incorporation must be approved by not less than 75% of the outstanding shares entitled to vote on the amendment, and not less than 75% of the outstanding shares of each class entitled to vote thereon as a class. Our by-laws may be amended by the affirmative vote of a majority of the directors then in office, subject to any limitations set forth in the by-laws and may also be amended by the affirmative vote of at least 75% of the outstanding shares entitled to vote on the amendment, or, if our board of directors recommends that the stockholders approve the amendment, by the affirmative vote of the majority of the outstanding shares entitled to vote on the amendment, in each case voting together as a single class.

        Undesignated Preferred Stock.    Our certificate of incorporation provides for            authorized shares of preferred stock. The existence of authorized but unissued shares of preferred stock may enable our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise. For example, if in the due exercise of its fiduciary obligations, our board of directors were to determine that a takeover proposal is not in the best interests of our stockholders, our board of directors could cause shares of preferred stock to be issued without stockholder approval in one or more private offerings or other transactions that might dilute the voting or other rights of the proposed acquirer or insurgent stockholder or stockholder group. In this regard, our certificate of incorporation grants our board of directors broad power to establish the rights and preferences of authorized and unissued shares of preferred stock. The issuance of shares of preferred stock could decrease the amount of earnings and assets available for distribution to holders of shares of common stock. The issuance may also adversely affect the rights and powers, including voting rights, of these holders and may have the effect of delaying, deterring or preventing a change in control of us.

Exclusive Jurisdiction for Certain Actions

        Our certificate of incorporation provides that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers or other employees to us or our stockholders, (iii) any action asserting a claim arising pursuant to any provision of the Delaware General Corporation Law, our certificate of incorporation or our by-laws, or (iv) any action asserting a claim against us governed by the internal affairs doctrine. Although we believe this provision benefits us by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies, the provision may have the effect of discouraging lawsuits against our directors and officers. The enforceability of similar exclusive forum provisions in other companies' certificates of incorporation has been challenged in legal proceedings, and it is possible that a court could rule that this provision in our certificate of incorporation is inapplicable or unenforceable.

Section 203 of the Delaware General Corporate Law

        Upon the completion of this offering, we will be subject to the provisions of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a three-year period following the time that such stockholder becomes an interested stockholder, unless the business combination is approved in a prescribed manner. A "business combination" includes, among other things, a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. An "interested stockholder" is a person who, together with affiliates and associates, owns, or did own within three years prior to the determination of interested stockholder status, 15% or more of the corporation's voting stock. Under Section 203, a business combination between a corporation and an interested stockholder is prohibited unless:

  •
  before the stockholder became interested, our board of directors approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

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  upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, shares owned by persons who are directors and also officers, and employee stock plans, in some instances, but not the outstanding voting stock owned by the interested stockholder; or

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  at or after the time the stockholder became interested, the business combination was approved by our board of directors of the corporation and authorized at an annual or special meeting of the stockholders, but not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

        Section 203 defines a business combination to include:

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  any merger or consolidation involving the corporation and the interested stockholder;

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  any sale, transfer, pledge or other disposition involving the interested stockholder of 10% or more of the assets of the corporation;

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  subject to exceptions, any transaction that results in the issuance of transfer by the corporation of any stock of the corporation to the interested stockholder;

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  subject to exceptions, any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interest stockholder; and

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  the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

        A Delaware corporation may opt out of this provision either with an express provision in its original certificate of incorporation or in an amendment to its certificate of incorporation or by-laws approved by its stockholders. However, we have not opted out, and do not currently intend to opt out, of this provision. The statute could prohibit or delay mergers or other takeover or change in control attempts and, accordingly, may discourage attempts to acquire us. The provisions of Delaware law could have the effect of deferring, delaying or discouraging hostile takeovers, and may also have the effect of preventing changes in control or management of our company. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders otherwise deem to be in their best interests.

NASDAQ Global Market Listing

        We intend to apply to have our common stock listed on the NASDAQ Global Market under the trading symbol "CLRS."

Transfer Agent and Registrar

        The transfer agent and registrar for our common stock will be            . The transfer agent and registrar's address is             .

SHARES ELIGIBLE FOR FUTURE SALE

        Prior to this offering, there has been no public market for our common stock, and a liquid trading market for our common stock may not develop or be sustained after this offering. Future sales of substantial amounts of our common stock in the public market, including shares issued upon exercise of outstanding options and warrants or in the public market after this offering, or the anticipation of these sales, could adversely affect market prices prevailing from time to time and could impair our ability to raise capital through the sale of equity securities in the future.

        Based on the number of shares outstanding as of January 31, 2014 and assuming a closing of this offering on            and based upon an assumed initial public offering price of $            per share, the midpoint of the price range set forth on the cover page of this prospectus, we will have outstanding an aggregate of            shares of common stock, assuming the underwriters do not exercise their option to purchase additional shares and no options or warrants outstanding are exercised.

        Of the shares to be outstanding immediately after the closing of this offering,             shares will be freely tradable without restriction under the Securities Act unless purchased by our "affiliates," as that term is defined in Rule 144 under the Securities Act. The remaining shares of our common stock outstanding after this offering will be "restricted securities" under Rule 144 of the Securities Act, and all of these shares will be subject to a 180-day lock-up period under the lock-up agreements as described below. "Restricted securities" as defined under Rule 144 were issued and sold by us in reliance on exemptions from the registration requirements of the Securities Act. These shares may be sold in the public market only if registered or pursuant to an exemption from registration, such as Rule 144 or Rule 701 under the Securities Act. Resale of the restricted shares that will become available for sale in the public market starting 180 days after the date of this prospectus will be limited by volume and other resale restrictions under Rule 144 because certain holders are our affiliates.

Lock-Up Agreements

        We, our officers and directors and our stockholders and optionholders have agreed, subject to specified exceptions, not to sell or transfer any common stock or securities convertible into, or exchangeable or exercisable for, common stock, during a period ending 180 days after the date of this prospectus without first obtaining the written consent of Citigroup and Credit Suisse. Specifically, we and these other individuals and entities have agreed not to:

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  offer, sell, contract to sell, pledge, or otherwise dispose of, directly or indirectly, any securities or securities convertible into or exercisable or exchangeable for any securities, or enter into a transaction which would have the same effect; or

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  enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequence of ownership of any securities, whether any such aforementioned transaction is to be settled by delivery of such securities, in cash or otherwise, or publicly disclose the intention to make any such offer, sale, pledge or disposition, or to enter into any such transaction, swap, hedge or other arrangement.

        The lock-up restrictions and specified exceptions are described in more detail under "Underwriting—Lock-Up Agreements."

Rule 144

        In general, under Rule 144, beginning 90 days after the date of this prospectus, any person who is not our affiliate and has not been our affiliate at any time during the preceding three months and has held their shares for at least six months, including the holding period of any prior owner other than one of our affiliates, may sell shares without restriction, provided current public information about us is available. In addition, under Rule 144, any person who is not an affiliate of ours and has held their shares for at least one year, including the holding period of any prior owner other than one of our affiliates, would be entitled to sell an unlimited number of shares without regard to whether current public information about us is available.

        Beginning 90 days after the date of this prospectus, a person who is our affiliate or who was our affiliate at any time during the preceding three months and who has beneficially owned restricted securities for at least six months, including the holding period of any prior owner other than one of our affiliates, is entitled to sell a number of shares within any three-month period that does not exceed the greater of:

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  1% of the number of shares of our common stock then outstanding, which will equal approximately              shares immediately after this offering; and

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  the average weekly trading volume of our common stock on the NASDAQ Global Market during the four calendar weeks preceding the filing of a Notice of Proposed Sale of Securities Pursuant to Rule 144 with respect to the sale.

        Sales under Rule 144 by our affiliates are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

        Upon expiration of the 180-day lock-up period described above, approximately            shares of our common stock will be eligible for sale under Rule 144, including shares eligible for resale immediately upon the closing of this offering as described above. We cannot estimate the number of shares of our common stock that our existing stockholders will elect to sell under Rule 144.

Rule 701

        In general, under Rule 701 of the Securities Act, any of our employees, consultants or advisors, other than our affiliates, who purchased shares from us in connection with a qualified compensatory stock plan or other written agreement before the effective date of the registration statement of which this prospectus is a part is eligible to resell these shares 90 days after the date of this prospectus in reliance on Rule 144, but without compliance with the holding period requirements of Rule 144 and without regard to the volume of such sales or the availability of public information about us. No shares of our common stock will be eligible for sale in accordance with Rule 701.

Registration Rights

        Subject to the lock-up agreements described above, upon closing of this offering, the holders of            shares of our common stock will be entitled to require us to register these shares under the Securities Act under specified circumstances. After registration pursuant to these rights, these shares will become freely tradable without restriction under the Securities Act. These registration rights are described in more detail under "Description of Capital Stock—Registration Rights."

Equity Incentive Plans

        We intend to file one or more registration statements on Form S-8 under the Securities Act to register all shares of common stock subject to outstanding stock options and common stock issuable under our 2004 Plan and 2014 Option Plan. We expect to file the registration statement covering shares offered pursuant to our stock plans shortly after the date of this prospectus, permitting the resale of such shares by non-affiliates in the public market without restriction under the Securities Act and the sale by affiliates in the public market, subject to compliance with the resale provisions of Rule 144. Our equity incentive plans are described in more detail under "Executive Compensation—Stock and Benefit Plans."

 MATERIAL UNITED STATES TAX CONSEQUENCES FOR NON-U.S. STOCKHOLDERS

        The following is a summary of the material U.S. federal income tax considerations related to the ownership and disposition of our common stock by non-U.S. holders. It is not intended to be a complete analysis of all the U.S. federal income tax considerations that may be relevant to non-U.S. holders. This summary is based upon the provisions of the Internal Revenue Code of 1986, as amended, or the Code, Treasury regulations promulgated thereunder, administrative rulings and judicial decisions, all as of the date hereof. These authorities may be changed, possibly with retroactive effect, which may result in U.S. federal income tax consequences different from those set forth below. We have not sought any ruling from the Internal Revenue Service, or the IRS, with respect to the statements made and the conclusions reached in the following summary. There can be no assurance that the IRS will agree with such statements and conclusions or that any contrary position taken by the IRS would not be sustained by a court.

        This summary also does not address the tax considerations arising under the laws of any foreign, state or local jurisdiction. In addition, this discussion does not address tax considerations applicable to an investor's particular circumstances or to investors that may be subject to special tax rules, including, without limitation:

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  banks, insurance companies or other financial institutions;

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  persons subject to the alternative minimum tax;

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  tax-exempt organizations;

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  an integral part or controlled entity of a foreign sovereign;

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  dealers in securities or currencies;

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  traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

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  persons that own, or are deemed to own, more than five percent of our capital stock (except to the extent specifically set forth below)

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  controlled foreign corporations or passive foreign investment companies

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  certain former citizens or long-term residents of the United States;

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  persons who hold our common stock as a position in a hedging transaction, "straddle," "conversion transaction" or other risk reduction transaction;

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  persons deemed to sell our common stock under the constructive sale provisions of the Code;

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  persons who hold our common stock other than as a capital asset (generally, an asset held for investment purposes); or

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  persons who are subject to the alternative minimum tax or the Medicare contribution tax.

        If an entity that is classified as a partnership for U.S. federal income tax purposes holds our common stock, the tax treatment of persons treated as its partners for U.S. federal income tax purposes will generally depend upon the status of the partner and the activities of the partnership. Prospective investors that are classified as partnerships for U.S. federal income tax purposes and prospective investors that may hold our common stock through an entity classified as a partnership for U.S. federal income tax purposes, should consult their own tax advisors.

        YOU ARE URGED TO CONSULT YOUR TAX ADVISOR WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO YOUR PARTICULAR SITUATION, AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP

AND DISPOSITION OF OUR COMMON STOCK ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX RULES OR UNDER THE LAWS OF ANY STATE, LOCAL, FOREIGN OR OTHER TAXING JURISDICTION OR UNDER ANY APPLICABLE TAX TREATY.

Non-U.S. holder defined

        For purposes of this discussion, you are a non-U.S. holder if you are a holder that, for U.S. federal income tax purposes, is not a U.S. person or a partnership. For purposes of this discussion, you are a U.S. person if you are:

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  an individual citizen or resident of the United States;

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  a corporation or other entity taxable as a corporation created or organized in the United States or under the laws the United States or any political subdivision thereof;

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  an estate whose income is subject to U.S. federal income tax regardless of its source; or

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  a trust (a) if a court within the United States is able to exercise primary jurisdiction over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust or (b) that has made an election to be treated as a U.S. person.

Distributions

        We have not made any distributions on our common stock and do not plan to make any distributions for the foreseeable future. However, if we do make distributions on our common stock, those payments will constitute dividends for U.S. tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed both our current and our accumulated earnings and profits, they will constitute a return of capital and will first reduce your basis in our common stock, but not below zero, and then will be treated as gain from the sale of stock, which will be subject to tax as described in "Gain on Disposition of Common Stock," below.

        Any dividend paid to you generally will be subject to U.S. withholding tax either at a rate of 30% of the gross amount of the dividend or such lower rate as may be specified by an applicable income tax treaty. In order to receive a reduced treaty rate, you must provide us with an IRS Form W-8BEN or other appropriate version of IRS Form W-8 certifying qualification for the reduced rate.

        Dividends received by you that are effectively connected with your conduct of a U.S. trade or business are exempt from such withholding tax. In order to obtain this exemption, you must provide us with an IRS Form W-8ECI properly certifying such exemption. Such effectively connected dividends, although not subject to withholding tax, are taxed at the same graduated rates applicable to U.S. persons, net of certain deductions and credits. In addition, if you are a corporate non-U.S. holder, dividends you receive that are effectively connected with your conduct of a U.S. trade or business may also be subject to a "branch profits tax" at a rate of 30% or such lower rate as may be specified by an applicable income tax treaty.

        If you are eligible for a reduced rate of withholding tax pursuant to a tax treaty, you may obtain a refund of any excess amounts withheld if you file an appropriate claim for refund with the IRS in a timely manner.

Gain on disposition of common stock

        You generally will not be required to pay U.S. federal income tax on any gain realized upon the sale or other disposition of our common stock unless:

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  the gain is effectively connected with your conduct of a U.S. trade or business;

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  you are an individual non-U.S. holder who holds our common stock as a capital asset, who is present in the United States for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs and certain other conditions are met; or

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  our common stock constitutes a "U.S. real property interest" by reason of our status as a "United States real property holding corporation" for U.S. federal income tax purposes, or a USRPHC, at any time within the shorter of the five-year period preceding the disposition or your holding period for our common stock.

        If you are a non-U.S. holder described in the first bullet above, you will be required to pay tax on the net gain derived from the sale under regular graduated U.S. federal income tax rates. Corporate non-U.S. holders described in the first bullet above may be subject to the "branch profits tax" at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. If you are an individual non-U.S. holder described in the second bullet above, you will be required to pay a flat 30% tax on the gain derived from the sale, which may be offset by U.S.-source capital losses (even though you are not considered a resident of the United States). You should consult any applicable income tax or other treaties, which may provide different rules.

        We believe that we are not currently and do not anticipate becoming a USRPHC. However, because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property relative to the fair market value of our other business assets, there can be no assurance that we will not become a USRPHC in the future. Even if we become a USRPHC, however, as long as our common stock is treated for federal income tax purposes as regularly traded on an established securities market during the applicable calendar year, such common stock will not be treated as "U.S. real property interests" unless you actually or constructively hold more than five percent of such regularly traded common stock at any time during the shorter of the five-year period preceding the disposition or your holding period for our common stock. However, no assurance can be provided that our common stock will be treated as regularly traded on an established securities market for purposes of the rules described above. If we were treated as a USRPHC during the applicable period and the exception described above did not apply, gain on the sale or other taxable disposition of our stock will be subject to tax in the same manner as gain that is effectively connected with the conduct of a U.S. trade or business, except that the "branch profits tax" will not apply.

Backup withholding and information reporting

        Generally, we must report annually to the IRS the amount of dividends paid to you, your name and address, and the amount of tax withheld, if any. A similar report will be sent to you. Pursuant to applicable income tax treaties or other agreements, the IRS may make these reports available to tax authorities in your country of residence.

        Payments of dividends or of proceeds on the disposition of stock made to you may be subject to information reporting and backup withholding (currently at a rate of 28%) unless you establish an exemption, for example by properly certifying your non-U.S. status on a Form W-8BEN or another appropriate version of IRS Form W-8. Notwithstanding the foregoing, backup withholding and information reporting may apply if either we or our paying agent has actual knowledge, or reason to know, that you are a U.S. person.

        Backup withholding is not an additional tax; rather, the U.S. income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund or credit may be obtained, provided that the required information is furnished to the IRS in a timely manner.

FATCA withholding and information reporting

        The Foreign Account Tax Compliance Act, or FATCA, and guidance issued and intergovernmental agreements entered into thereunder, may impose withholding taxes on certain types of payments made to "foreign financial institutions" (as specially defined under FATCA) and certain other non-U.S. entities if certification, information reporting and other specified requirements are not met. FATCA generally imposes a 30% withholding tax on "withholdable payments" if they are paid to a foreign financial institution or to a foreign non-financial entity, unless (i) the foreign financial institution undertakes certain diligence and reporting obligations and other specified requirements are satisfied or (ii) the foreign non-financial entity either certifies it does not have any substantial U.S. owners or furnishes identifying information regarding each substantial U.S. owner and other specified requirements are satisfied. "Withholdable payment" generally means (i) any payment of interest, dividends, rents and certain other types of generally passive income if such payment is from sources within the United States, and (ii) any gross proceeds from the sale or other disposition of any property of a type that can produce interest or dividends from sources within the United States (including, for example, stock and debt of U.S. corporations). Non-U.S. stockholders may be required to enter into an agreement with the U.S. Treasury relating to certain reporting, withholding and other obligations under FATCA, or may be required to comply with reporting and other compliance obligations under an intergovernmental agreement between their country of organization and the U.S. Treasury. If a stockholder does not provide us with the information necessary to comply with FATCA, it is possible that distributions to such stockholder that are attributable to withholdable payments, such as dividends, will be subject to the 30% withholding tax. Withholding on certain passive income, such as dividends and interest, is currently scheduled to begin July 1, 2014. The IRS has issued guidance indicating that withholding with respect to all other withholdable payments will be required after December 31, 2016. Prospective investors should consult their own tax advisers regarding FATCA and the implications on their investment in our common stock.

UNDERWRITING

        Citigroup Global Markets Inc. and Credit Suisse Securities (USA) LLC are acting as joint book-running managers of the offering and as representatives of the underwriters named below. Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus, each underwriter named below has severally agreed to purchase, and we have agreed to sell to that underwriter, the number of shares set forth opposite the underwriter's name.

Underwriter	Number of Shares
Citigroup Global Markets Inc.
Credit Suisse Securities (USA) LLC
Canaccord Genuity Inc.
Needham & Company, LLC

Total

        The underwriting agreement provides that the obligations of the underwriters to purchase the shares included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the shares (other than those covered by the option to purchase additional shares described below) if they purchase any of the shares.

        Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount from the initial public offering price not to exceed $                per share. If all the shares are not sold at the initial offering price, the underwriters may change the offering price and the other selling terms. The representatives have advised us that the underwriters do not intend to make sales to discretionary accounts.

        If the underwriters sell more shares than the total number set forth in the table above, we have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to                additional shares at the public offering price less the underwriting discount. To the extent the option is exercised, each underwriter must purchase a number of additional shares approximately proportionate to that underwriter's initial purchase commitment. Any shares issued or sold under the option will be issued and sold on the same terms and conditions as the other shares that are the subject of this offering.

        We, our officers and directors and our stockholders and optionholders have agreed that, subject to specified limited exceptions, for a period of 180 days from the date of this prospectus, we and they will not, without the prior written consent of the representatives, dispose of or hedge any shares or any securities convertible into or exchangeable for our common stock. The representatives in their sole discretion may release any of the securities subject to these lock-up agreements at any time, which, in the case of officers and directors, shall be with notice.

        Prior to this offering, there has been no public market for our shares. Consequently, the initial public offering price for the shares will be determined by negotiations between us and the representatives. Among the factors considered in determining the initial public offering price will be our results of operations, our current financial condition, our future prospects, our markets, the economic conditions in and future prospects for the industry in which we compete, our management, and currently prevailing general conditions in the equity securities markets, including current market valuations of publicly traded companies considered comparable to our company. We cannot assure you, however, that the price at which the shares will sell in the public market after this offering will not be lower than the initial public offering price or that an active trading market in our shares will develop and continue after this offering.

        We intend to apply to have our common stock listed on the NASDAQ Global Market under the trading symbol "CLRS."

        The following table shows the underwriting discounts and commissions that we are to pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares.

Paid by Clarus Therapeutics, Inc.
	No Exercise	Full Exercise
Per share	$	$
Total	$	$

        We estimate that the total expenses of this offering will be $        , all of which will be borne by us. We have also agreed to reimburse the underwriters for certain FINRA-related expenses in an amount up to $            as set forth in the underwriting agreement.

        In connection with the offering, the underwriters may purchase and sell shares in the open market. Purchases and sales in the open market may include short sales, purchases to cover short positions, which may include purchases pursuant to their option to purchase additional shares, and stabilizing purchases.

  •
  Short sales involve secondary market sales by the underwriters of a greater number of shares than they are required to purchase in the offering.

  •
  "Covered" short sales are sales of shares in an amount up to the number of shares represented by the underwriters' option to purchase additional shares.

  •
  "Naked" short sales are sales of shares in an amount in excess of the number of shares represented by the underwriters' option to purchase additional shares.

  •
  Covering transactions involve purchases of shares either pursuant to the underwriters' option to purchase additional shares or in the open market in order to cover short positions.

  •
  To close a naked short position, the underwriters must purchase shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

  •
  To close a covered short position, the underwriters must purchase shares in the open market or must exercise their option to purchase additional shares. In determining the source of shares to close the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the option to purchase additional shares.

  •
  Stabilizing transactions involve bids to purchase shares so long as the stabilizing bids do not exceed a specified maximum.

        Purchases to cover short positions and stabilizing purchases, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of the shares. They may also cause the price of the shares to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions on the Nasdaq Global Market, in the over-the-counter market or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

Conflicts of Interest

        The underwriters are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, principal investment, hedging, financing and brokerage activities. The underwriters and their respective affiliates may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business for which they may receive customary fees and reimbursement of expenses. In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (which may include bank loans or credit default swaps) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.

        We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

Notice to Prospective Investors in the European Economic Area

        In relation to each member state of the European Economic Area that has implemented the Prospectus Directive (each, a relevant member state), with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state (the relevant implementation date), an offer of shares described in this prospectus may not be made to the public in that relevant member state other than:

  •
  to any legal entity which is a qualified investor as defined in the Prospectus Directive;

  •
  to fewer than 100 or, if the relevant member state has implemented the relevant provision of the 2010 PD Amending Directive, 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the relevant Dealer or Dealers nominated by us for any such offer; or

  •
  in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of shares shall require us or any underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

        For purposes of this provision, the expression an "offer of securities to the public" in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe for the shares, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state, and the expression "Prospectus Directive" means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the relevant member state) and includes any relevant implementing measure in the relevant member state. The expression 2010 PD Amending Directive means Directive 2010/73/EU.

        The sellers of the shares have not authorized and do not authorize the making of any offer of shares through any financial intermediary on their behalf, other than offers made by the underwriters with a view to the final placement of the shares as contemplated in this prospectus. Accordingly, no purchaser of the shares, other than the underwriters, is authorized to make any further offer of the shares on behalf of the sellers or the underwriters.

Notice to Prospective Investors in the United Kingdom

        This prospectus is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the "Order") or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (each such person being referred to as a "relevant person"). This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this document or any of its contents.

Notice to Prospective Investors in Australia

        No prospectus or other disclosure document (as defined in the Corporations Act 2001 (Cth) of Australia ("Corporations Act")) in relation to the common stock has been or will be lodged with the Australian Securities & Investments Commission ("ASIC"). This document has not been lodged with ASIC and is only directed to certain categories of exempt persons. Accordingly, if you receive this document in Australia:

  •
  you confirm and warrant that you are either:

  •
  a "sophisticated investor" under section 708(8)(a) or (b) of the Corporations Act;

  •
  a "sophisticated investor" under section 708(8)(c) or (d) of the Corporations Act and that you have provided an accountant's certificate to us which complies with the requirements of section 708(8)(c)(i) or (ii) of the Corporations Act and related regulations before the offer has been made;

  •
  a person associated with the company under section 708(12) of the Corporations Act; or

  •
  a "professional investor" within the meaning of section 708(11)(a) or (b) of the Corporations Act, and to the extent that you are unable to confirm or warrant that you are an exempt sophisticated investor, associated person or professional investor under the Corporations Act any offer made to you under this document is void and incapable of acceptance; and

  •
  you warrant and agree that you will not offer any of the common stock for resale in Australia within 12 months of that common stock being issued unless any such resale offer is exempt from the requirement to issue a disclosure document under section 708 of the Corporations Act.

        Notice to Prospective Investors in France    Neither this prospectus nor any other offering material relating to the shares described in this prospectus has been submitted to the clearance procedures of the Autorité des Marchés Financiers or of the competent authority of another member state of the European Economic Area and notified to the Autorité des Marchés Financiers. The shares have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France. Neither this prospectus nor any other offering material relating to the shares has been or will be:

  •
  released, issued, distributed or caused to be released, issued or distributed to the public in France; or

  •
  used in connection with any offer for subscription or sale of the shares to the public in France.

        Such offers, sales and distributions will be made in France only:

  •
  to qualified investors (investisseurs qualifiés) and/or to a restricted circle of investors (cercle restreint d'investisseurs), in each case investing for their own account, all as defined in, and in accordance with articles L.411-2, D.411-1, D.411-2, D.734-1, D.744-1, D.754-1 and D.764-1 of the French Code monétaire et financier;

  •
  to investment services providers authorized to engage in portfolio management on behalf of third parties; or

  •
  in a transaction that, in accordance with article L.411-2-II-1°-or-2°-or 3° of the French Code monétaire et financier and article 211-2 of the General Regulations (Règlement Général) of the Autorité des Marchés Financiers, does not constitute a public offer (appel public à l'épargne).

        The shares may be resold directly or indirectly, only in compliance with articles L.411-1, L.411-2, L.412-1 and L.621-8 through L.621-8-3 of the French Code monétaire et financier.

Notice to Prospective Investors in Hong Kong

        The shares may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), or (ii) to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a "prospectus" within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong) and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Notice to Prospective Investors in Japan

        The shares offered in this prospectus have not been and will not be registered under the Financial Instruments and Exchange Law of Japan. The shares have not been offered or sold and will not be offered or sold, directly or indirectly, in Japan or to or for the account of any resident of Japan (including any corporation or other entity organized under the laws of Japan), except (i) pursuant to an exemption from the registration requirements of the Financial Instruments and Exchange Law and (ii) in compliance with any other applicable requirements of Japanese law.

Notice to Prospective Investors in Singapore

        This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the "SFA"), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with conditions set forth in the SFA.

        Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

  •
  a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

  •
  a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries' rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:

  •
  to an institutional investor (for corporations, under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such shares, debentures and units of shares and debentures of that corporation or such rights and interest in that trust are acquired at a consideration of not less than S$200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions specified in Section 275 of the SFA;

  •
  where no consideration is or will be given for the transfer; or

  •
  where the transfer is by operation of law.

 LEGAL MATTERS

        The validity of the shares of common stock offered in this prospectus will be passed upon for us by Goodwin Procter LLP, Boston, Massachusetts. Cooley LLP, Reston, Virginia, is acting as counsel for the underwriters in connection with this offering.

EXPERTS

        The financial statements appearing in this Prospectus and Registration Statement have been audited by McGladrey LLP, an independent registered public accounting firm, as stated in their report appearing elsewhere herein, which report expresses an unqualified opinion and includes an explanatory paragraph relating to our ability to continue as a going concern, and are included in reliance upon such report and upon the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

        We have filed with the SEC a registration statement on Form S-1 under the Securities Act for the common stock that we are offering by this prospectus. This prospectus does not include all of the information contained in the registration statement. You should refer to the registration statement and its exhibits for additional information. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, the references are not necessarily complete and you should refer to the exhibits attached to the registration statement for copies of the actual contract, agreement or other document. When we complete this offering, we will also be required to file annual, quarterly and special reports, proxy statements and other information with the SEC.

        You can read our SEC filings, including the registration statement, over the Internet at the SEC's web site at http://www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facilities at 100 F Street, NE, Washington, DC 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, NE, Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Clarus Therapeutics, Inc.
(A Development Stage Company)
Northbrook, Illinois

        We have audited the accompanying balance sheets of Clarus Therapeutics, Inc. (A Development Stage Company) (the Company) as of December 31, 2012 and 2013, and the related statements of operations, redeemable convertible preferred stock and stockholders' equity (deficit), and cash flows for the years then ended and for the period from June 4, 2003 (inception) through December 31, 2013. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Clarus Therapeutics, Inc. as of December 31, 2012 and 2013, and the results of its operations and its cash flows for the years then ended and for the period from June 4, 2003 (inception) through December 31, 2013, in conformity with U.S. generally accepted accounting principles.

        The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has incurred recurring losses and negative cash flows from operations since its inception and will require continued capital or financing to meet its cash flow requirements. This raises substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ McGladrey LLP

Chicago, Illinois
February 28, 2014

CLARUS THERAPEUTICS, INC.

(A Development Stage Company)

BALANCE SHEETS

	December 31,
			Pro forma December 31, 2013
	2012	2013
			(unaudited)
Assets
Current assets:
Cash and cash equivalents	$3,007,961	$80,762	$80,762
Advance payments to vendors	2,254,450	132,917	132,917
Prepaid expenses and other current assets	39,066	43,376	43,376

Total current assets	5,301,477	257,055	257,055
Equipment and furniture, net	34,820	41,436	41,436
Deferred financing costs	126,990	288,446	288,446

Total assets	$5,463,287	$586,937	$586,937

Liabilities and Stockholders' Equity (Deficit)
Current liabilities:
Accounts payable	$2,507,238	$1,713,256	$1,713,256
Accrued compensation	—	406,815	406,815
Interest payable	72,301	84,299	84,299
Long-term debt, current portion	1,280,000	1,972,705	1,972,705

Total current liabilities	3,859,539	4,177,075	4,177,075
Long-term debt, net of current portion, less $51,264 and $134,879 of unamortized discount at December 31, 2012 and 2013	6,269,814	8,223,896	8,223,896
Convertible preferred stock warrant liability	3,075,225	4,682,350	4,682,350
Redeemable convertible preferred stock, $0.001 par value, 24,005,381 and 27,699,894 shares authorized at December 31, 2012 and 2013; 22,980,512 and 26,649,291 shares issued and outstanding at December 31, 2012 and 2013; aggregate preference of $53,702,527 and $75,086,945 at December 31, 2012 and 2013; no shares authorized, issued or outstanding, pro forma	53,702,527	75,086,945	—
Commitments and contingencies (Note 10)
Stockholders' equity (deficit):
Common stock $0.001 par value; 30,000,000 and 33,100,000 shares authorized at December 31, 2012 and 2013; 366,333 shares issued and outstanding at December 31, 2012 and 2013; and 26,889,416 shares issued and outstanding at December 31, 2013, pro forma	10	10	26,889
Additional paid-in capital	6,613,073	6,745,105	81,805,171
Deficit accumulated during the development stage	(68,056,901)	(98,328,444)	(98,328,444)

Total stockholders' equity (deficit)	(61,443,818)	(91,583,329)	(16,496,384)

Total liabilities and stockholders' equity (deficit)	$5,463,287	$586,937	$586,937

See Notes to Financial Statements.

CLARUS THERAPEUTICS, INC.

(A Development Stage Company)

STATEMENTS OF OPERATIONS

	Year Ended December 31,		Period from June 4, 2003 (Inception) through December 31, 2013
	2012	2013
Development stage, operating expenses:
Research and development	$13,911,663	$20,140,304	$53,294,547
General and administrative	1,793,505	2,592,853	14,096,593

Total operating expenses	15,705,168	22,733,157	67,391,140

Operating loss	(15,705,168)	(22,733,157)	(67,391,140)

Other income (expense):
Interest income	922	219	102,565
Interest expense	(2,845,227)	(2,654,182)	(14,679,121)

Total other income (expense)	(2,844,305)	(2,653,963)	(14,576,556)

Net loss before income taxes	(18,549,473)	(25,387,120)	81,967,696
Income taxes	—	—	—

Net loss	(18,549,473)	(25,387,120)	$81,967,696

Accretion of redeemable convertible preferred stock to redemption value	(3,977,965)	(4,884,423)

Net loss attributable to common stockholders	$(22,527,438)	$(30,271,543)

Basic and diluted net loss attributable to common stockholders per share	$(61.49)	$(82.63)

Weighted average common stock outstanding—basic and diluted	366,333	366,333

Pro forma net loss per share, basic and diluted (unaudited) (Note 3)		$(1.06)

Pro forma weighted average shares outstanding (unaudited) (Note 3)		23,917,460

See Notes to Financial Statements.

CLARUS THERAPEUTICS, INC.
(A Development Stage Company)
Statements of Redeemable Convertible Preferred Stock and Stockholders' Equity (Deficit)
Period from June 4, 2003 (inception) through December 31, 2013

	Redeemable Convertible Preferred Stock					Deficit Accumulated During the Development Stage
			Common Stock				Total Stockholders' Equity (Deficit)
					Additional Paid-In Capital
	Shares	Amount	Shares	Amount
Balance, June 4, 2003 (inception)	—	$—	—	$—	$—	$—	$—
Issuance of common stock for cash, June 5, 2003	—	—	366,333	10	—	—	10
Net loss	—	—	—	—	—	(14,311)	(14,311)

Balance, December 31, 2003	—	—	366,333	10	—	(14,311)	(14,301)
Issuance of Series A redeemable convertible preferred stock at $1.00 per share, February 13, 2004	2,500,000	2,500,000	—	—	—	—	—
Accretion of Series A redeemable convertible preferred stock to redemption value	—	176,667	—	—	—	(176,667)	(176,667)
Net loss	—	—	—	—	—	(2,533,880)	(2,533,880)

Balance, December 31, 2004	2,500,000	2,676,667	366,333	10	—	(2,724,858)	(2,724,848)
Accretion of Series A redeemable convertible preferred stock to redemption value	—	214,133	—	—	—	(214,133)	(214,133)
Net loss	—	—	—	—	—	(1,450,005)	(1,450,005)

Balance, December 31, 2005	2,500,000	2,890,800	366,333	10	—	(4,388,996)	(4,388,986)
Conversion of convertible promissory notes into Series A redeemable convertible preferred stock, August 28, 2006	4,053,100	4,053,100	—	—	—	—	—
Exchange of Series A redeemable convertible preferred stock for Series B redeemable convertible preferred stock, Sept. 29, 2006	—	—	—	—	—	—	—
Accretion of Series A and Series B redeemable convertible preferred stock to redemption value	—	342,049	—	—	—	(342,049)	(342,049)
Compensation expense related to stock options granted	—	—	—	—	673	—	673
Net loss	—	—	—	—	—	(2,510,020)	(2,510,020)

Balance, December 31, 2006	6,553,100	7,285,949	366,333	10	673	(7,241,065)	(7,240,382)

CLARUS THERAPEUTICS, INC.
(A Development Stage Company)
Statements of Redeemable Convertible Preferred Stock and Stockholders' Equity (Deficit)
Period from June 4, 2003 (inception) through December 31, 2013 (Continued)

	Redeemable Convertible Preferred Stock					Deficit Accumulated During the Development Stage
			Common Stock				Total Stockholders' Equity (Deficit)
					Additional Paid-In Capital
	Shares	Amount	Shares	Amount
Issuance of Series B redeemable convertible preferred stock at $1.00 per share, February 7, 2007	600,000	600,000	—	—	—	—	—
Issuance of Series C redeemable convertible preferred stock at $0.825 per share, November 7, 2007	1,907,789	1,573,926	—	—	—	—	—
Conversion of convertible promissory notes into Series B redeemable convertible preferred stock, November 7, 2007	413,537	413,537	—	—	—	—	—
Conversion of convertible promissory notes into Series C redeemable convertible preferred stock, November 7, 2007	258,227	213,037	—	—	—	—	—
Accretion of Series A, Series B and Series C redeemable convertible preferred stock to redemption value	—	652,482	—	—	—	(652,482)	(652,482)
Compensation expense related to stock options granted	—	—	—	—	1,009	—	1,009
Net loss	—	—	—	—	—	(1,763,792)	(1,763,792)

Balance, December 31, 2007	9,732,653	10,738,931	366,333	10	1,682	(9,657,339)	(9,655,647)
Issuance of Series C redeemable convertible preferred stock at $0.825 per share, May 6, 2008	2,666,668	2,200,002	—	—	—	—	—
Accretion of Series A, Series B and Series C redeemable convertible preferred stock to redemption value	—	974,003	—	—	—	(974,003)	(974,003)
Compensation expense related to stock options granted	—	—	—	—	2,981	—	2,981
Net loss	—	—	—	—	—	(2,862,351)	(2,862,351)

Balance, December 31, 2008	12,399,321	13,912,936	366,333	10	4,663	(13,493,693)	(13,489,020)

CLARUS THERAPEUTICS, INC.
(A Development Stage Company)
Statements of Redeemable Convertible Preferred Stock and Stockholders' Equity (Deficit)
Period from June 4, 2003 (inception) through December 31, 2013 (Continued)

	Redeemable Convertible Preferred Stock					Deficit Accumulated During the Development Stage
			Common Stock				Total Stockholders' Equity (Deficit)
					Additional Paid-In Capital
	Shares	Amount	Shares	Amount
Issuance of Series C redeemable convertible preferred stock at $0.825 per share, March 3, 2009	1,333,334	1,100,000	—	—	—	—	—
Issuance of Series C redeemable convertible preferred stock at $0.825 per share, June 12, 2009	3,272,726	2,699,999	—	—	—	—	—
Accretion of Series A, Series B and Series C redeemable convertible preferred stock to redemption value	—	1,305,524	—	—	—	(1,305,524)	(1,305,524)
Compensation expense related to stock
options granted	—	—	—	—	4,389	—	4,389
Net loss	—	—	—	—	—	(4,237,936)	(4,237,936)

Balance, December 31, 2009	17,005,381	19,018,459	366,333	10	9,052	(19,037,153)	(19,028,091)
Beneficial conversion feature from issuance of convertible notes	—	—	—	—	3,219,853	—	3,219,853
Accretion of Series A, Series B and Series C
redeemable convertible preferred stock to redemption value	—	1,521,478	—	—	—	(1,521,478)	(1,521,478)
Compensation expense related to stock options granted	—	—	—	—	3,716	—	3,716
Net loss	—	—	—	—	—	(6,657,243)	(6,657,243)

Balance, December 31, 2010	17,005,381	20,539,937	366,333	10	3,232,621	(27,215,874)	(23,983,243)

CLARUS THERAPEUTICS, INC.
(A Development Stage Company)
Statements of Redeemable Convertible Preferred Stock and Stockholders' Equity (Deficit)
Period from June 4, 2003 (inception) through December 31, 2013 (Continued)

	Redeemable Convertible Preferred Stock					Deficit Accumulated During the Development Stage
			Common Stock				Total Stockholders' Equity (Deficit)
					Additional Paid-In Capital
	Shares	Amount	Shares	Amount
Issuance of Series D redeemable convertible preferred stock at $4.50 per share, September 9, 2011	2,223,503	10,000,000	—	—	—	—	—
Conversion of convertible promissory notes and accrued interest into Series D redeemable convertible preferred stock at $4.50 per share, September 9, 2011	3,751,628	16,872,601	—	—	—	—	—
Beneficial conversion feature from issuance of convertible notes	—	—	—	—	3,168,700	—	3,168,700
Accretion of Series A, Series B, Series C and Series D redeemable convertible preferred stock to redemption value	—	2,312,024	—	—	—	(2,312,024)	(2,312,024)
Compensation expense related to stock options granted	—	—	—	—	48,323	—	48,323
Net loss	—	—	—	—	—	(16,001,565)	(16,001,565)

Balance, December 31, 2011	22,980,512	49,724,562	366,333	10	6,449,644	(45,529,463)	(39,079,809)
Accretion of Series A, Series B, Series C and Series D redeemable convertible preferred stock to redemption value	—	3,977,965	—	—	—	(3,977,965)	(3,977,965)
Compensation expense related to stock options granted	—	—	—	—	163,429	—	163,429
Net loss	—	—	—	—	—	(18,549,473)	(18,549,473)

Balance, December 31, 2012	22,980,512	$53,702,527	366,333	$10	$6,613,073	$(68,056,901)	$(61,443,818)
Issuance of Series D redeemable convertible preferred stock at $4.50 per share	3,668,779	16,499,995	—	—	—	—	—
Accretion of Series A, Series B, Series C and Series D redeemable convertible preferred stock to redemption value	—	4,884,423	—	—	—	(4,884,423)	(4,884,423)
Compensation expense related to stock options granted	—	—	—	—	132,032	—	132,032
Net loss	—	—	—	—	—	(25,387,120)	(25,387,120)

Balance, December 31, 2013	26,649,291	$75,086,945	366,333	$10	$6,745,105	$(98,328,444)	$(91,583,329)

CLARUS THERAPEUTICS, INC.

(A Development Stage Company)

STATEMENTS OF CASH FLOWS

	Year Ended December 31,		Period from June 4, 2003 (Inception) through December 31, 2013
	2012	2013
Cash flows from operating activities:
Net loss	$(18,549,473)	$(25,387,120)	$(81,967,696)
Adjustments to reconcile net loss to net cash used in operating activities:
Non-cash interest expense on convertible notes, beneficial conversion feature and warrants	1,571,312	1,443,008	11,728,965
Amortization of deferred stock issuance costs	—	—	693,053
Amortization of deferred financing costs and debt discount	234,903	271,671	575,511
Depreciation	8,936	11,262	58,810
Compensation expense related to stock options granted	163,429	132,032	356,552
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	(288,211)	2,117,224	(176,293)
Accounts payable and accrued expenses	1,239,607	(375,169)	2,404,869

Net cash used in operating activities	(15,619,497)	(21,787,093)	(66,326,229)

Cash flows from investing activities:
Purchase of equipment and furniture	(24,065)	(17,878)	(100,245)

Net cash used in investing activities	(24,065)	(17,878)	(100,245)

Cash flows from financing activities:
Issuance of convertible promissory notes	—	—	20,411,000
Issuance of promissory notes	—	4,010,401	14,010,401
Principal payments on promissory notes	(2,698,922)	(1,280,000)	(3,978,922)
Issuance of Series A convertible preferred stock	—	—	2,500,000
Issuance of Series B convertible preferred stock	—	—	600,000
Issuance of Series C convertible preferred stock	—	—	7,573,927
Issuance of Series D convertible preferred stock	—	16,499,995	26,499,995
Issuance of common stock	—	—	10
Deferred stock issuance costs	—	—	(693,053)
Deferred financing costs	—	(352,625)	(416,123)

Net cash (used in) provided by financing activities	(2,698,922)	18,877,772	66,507,236

Net (decrease) increase in cash and cash equivalents	(18,342,484)	(2,927,199)	80,762
Cash and cash equivalents:
Beginning	21,350,445	3,007,961	—

Ending	$3,007,961	$80,762	$80,762

Supplemental schedule of noncash financing activity:
Conversion of convertible promissory notes and interest payable to stockholder into convertible preferred stock	$—	$—	$21,552,275
Convertible promissory notes issued in lieu of compensation	—	—	200,500
Accretion of redeemable convertible preferred stock	3,977,965	4,884,423	16,360,748
Deferred financing costs due at maturity of notes	—	250,000	550,000
Cash paid for interest	1,065,740	927,505	2,290,328

See Notes to Financial Statements.

CLARUS THERAPEUTICS, INC.

(A Development Stage Company)

Notes to Financial Statements

Note 1. Background

        Clarus Therapeutics, Inc. (the Company) was incorporated in the state of Delaware on June 4, 2003. The Company is a men's health specialty pharmaceutical company preparing for the commercial launch of REXTORO®, its oral testosterone replacement therapy, for which it submitted a New Drug Application to the U.S. Food and Drug Administration (FDA) on January 3, 2014. The Company operates as a single business segment.

        Since its inception, the Company has devoted substantially all of its efforts to business planning, clinical development, commercial and business development and raising capital. Accordingly, the Company is considered to be in the development stage as defined in the Development Stage Enterprises Topic under the FASB Accounting Standards Codification, sometimes referred to as the Codification or ASC.

Note 2. Development Stage Risks and Liquidity

        The Company has incurred losses since inception and has a deficit accumulated during the development stage of $98,328,444 as of December 31, 2013, including $16,360,748 of cumulative accretion on the Series A Redeemable Convertible Preferred Stock (Series A), the Series B Redeemable Convertible Preferred Stock (Series B), the Series C Redeemable Convertible Preferred Stock (Series C) and the Series D Redeemable Convertible Preferred Stock (Series D, and together with the Series A, Series B and Series C, the Preferred Stock). The Company anticipates incurring additional losses until such time, if ever, that it can generate significant sales of its oral testosterone product, currently in development, or enters into cash flow positive business development transactions. The Company will require additional capital to continue its business operations, and is currently exploring financing alternatives, the proceeds of which will be needed to fund the Company's operations and to commercially develop REXTORO. There is no assurance that such financing will be available when needed. Accordingly, there is substantial doubt regarding the Company's ability to continue as a going concern.

        The accompanying financial statements have been presented on the basis that it is a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The financial statements do not include any adjustments to reflect possible future effects on the recoverability and classification of assets and liabilities that may result in the event the Company's plans are not successful.

        Management is currently evaluating different strategies to obtain the required funding of future operations. These strategies may include, but are not limited to, an initial public offering of the Company's common stock, additional venture capital funding, collaborative arrangements with third parties, or debt financing. There can be no assurance that these future funding efforts will be successful.

        The Company is subject to those risks associated with any specialty pharmaceutical company that has substantial expenditures for research and development. There can be no assurance that the Company's product will obtain necessary regulatory approval, or that the product will be commercially viable. In addition, the Company operates in an environment of rapid technological change, and is largely dependent on the services of its employees and consultants.

CLARUS THERAPEUTICS, INC.

(A Development Stage Company)

Notes to Financial Statements (Continued)

Note 3. Summary of Significant Accounting Policies

        Accounting Estimates:    The preparation of financial statements requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

        Fair Value of Financial Instruments:    As of December 31, 2012 and 2013, the carrying amounts of financial instruments held by the Company, which include cash equivalents, prepaid expenses and other current assets, accounts payable and accrued expenses, approximated fair value due to the short-term nature of those instruments. The carrying value of long-term debt as of December 31, 2012 and 2013 approximated fair value because the stated interest rate approximates the prevailing rate.

        The Company follows FASB accounting guidance on fair value measurements for financial assets and liabilities measured on a recurring basis. The guidance requires fair value measurements be classified and disclosed in one of the following three categories:

        Level 1:    Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

        Level 2:    Quoted prices in markets that are not active, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability; or

        Level 3:    Prices or valuation techniques that require inputs that are both significant to the fair value measurement and not observable (i.e., supported by little or no market activity).

        The following fair value hierarchy table presents information about each major category of the Company's financial assets and (liabilities) measured at fair value on a recurring basis as of December 31, 2012 and 2013:

	Fair Value Measurement at Reporting Date Using
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)	Total
At December 31, 2012
Cash equivalents	$2,982,961	$—	$—	$2,982,961
Convertible preferred stock warrant liability	—	—	(3,075,225)	(3,075,225)
At December 31, 2013
Cash equivalents	$49,585	$—	$—	$49,585
Convertible preferred stock warrant liability	—	—	(4,682,350)	(4,682,350)

        Unaudited Pro Forma Balance Sheet Presentation:    The unaudited pro forma balance sheet as of December 31, 2013 reflects the expected automatic conversion of the outstanding shares of redeemable convertible preferred stock into 26.5 million shares of common stock as though the completion of the initial public offering (IPO) contemplated by the filing of the Company's registration statement had occurred on December 31, 2013. The shares of common stock upon conversion of convertible notes

CLARUS THERAPEUTICS, INC.

(A Development Stage Company)

Notes to Financial Statements (Continued)

Note 3. Summary of Significant Accounting Policies (Continued)

issued in 2014 and issued in the IPO and any related estimated net proceeds are excluded from such pro forma calculation.

        Cash and Cash Equivalents:    The Company considers all highly liquid investments with an original or remaining maturity of three months or less at the date of purchase to be cash equivalents. As of December 31, 2012 and 2013, cash and cash equivalents included government-backed money market funds and bank demand deposit accounts.

        Equipment and Furniture:    Equipment and furniture are recorded at cost. Depreciation is provided over the estimated useful lives of the assets using the straight-line method. The Company uses a life of three years for computer and office equipment and seven years for furniture and fixtures based on estimated useful lives ranging from 3 to 7 years. Maintenance and repairs are expensed as incurred.

        Deferred Stock Issuance Costs:    Stock issuance costs include legal and accountancy fees and underwriters' fees and expenses directly attributable to equity financing transactions. The Company defers stock issuance costs until completion of the equity offering.

        Deferred Financing Costs:    Deferred financing costs include loan origination fees, final payment fees and legal fees of the lender. The Company defers debt offering costs until the close of the loan and amortizes such costs over the life of the loan using the effective interest method.

        Impairment of Long-Lived Assets:    The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. There were no charges as a result of impairment losses through December 31, 2013.

        Research and Development Expenses:    Research and development expenses include salaries and benefits, clinical trials costs, contract services and manufacturing development costs. Research and development expenses are charged to operations as they are incurred. The Company follows the provisions of the Research and Development Topic of the Codification which requires the Company to defer and capitalize nonrefundable advance payments made for goods or services to be used in research and development activities until the goods have been delivered or the related services have been performed. If the goods are no longer expected to be delivered or the services are no longer expected to be performed, the Company would be required to expense the related capitalized advance payments. The Company had no capitalized nonrefundable advance payments as of December 31, 2012 or 2013, and had refundable advance payments of $2,254,450 and $132,917, respectively, as of December 31, 2012 and 2013.

        Stock-Based Compensation:    The Company has a stock option plan, which is described more fully in Note 8. The Company recognizes compensation which requires expense recognition over the requisite service period using the straight-line method. The Company uses the Black-Scholes formula to estimate the value of its share-based payments. The volatility assumption used in the Black-Scholes formula is based on the volatility of certain small cap publicly traded pharmaceutical companies used for comparison purposes. The Company used the historical volatility of those companies for the expected term in years immediately prior to the grant dates.

CLARUS THERAPEUTICS, INC.

(A Development Stage Company)

Notes to Financial Statements (Continued)

Note 3. Summary of Significant Accounting Policies (Continued)

        Income Taxes:    Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

        The Company follows the provisions of the Accounting for Uncertainty in Income Taxes section of the Income Taxes Topic of the Codification. The Company has not recorded a reserve for any tax positions for which the ultimate deductibility is highly certain but for which there is uncertainty about the timing of such deductibility. The Company files income tax returns in the U.S. federal jurisdiction and one state jurisdiction. The Company is no longer subject to U.S. federal and state income tax examinations by tax authorities for years before 2010. When and if applicable, potential interest and penalty costs are accrued as incurred, with expenses recognized in general and administrative expenses in the statements of income. As of December 31, 2012 and 2013, the Company had no liability for unrecognized tax benefits.

        Net Loss Per Share:    Basic and diluted net loss per common share is determined by dividing net loss attributable to common stockholders by the weighted average common shares outstanding. The Company has determined that its Preferred Stock represents participating securities since these securities participate equally with common stock in dividends and unallocated income. Net loss attributable to common stockholders for each period must be allocated to common stock and participating securities to the extent that the securities are required to share in the losses. The Company's Preferred Stock does not have a contractual obligation to share in losses of the Company. For all periods presented, the Preferred Stock, warrants and options have been excluded from the calculation because their effect would be anti-dilutive. Therefore, the weighted average shares used to calculate both basic and diluted loss per share are the same.

        The following potentially dilutive securities have been excluded from the computations of diluted weighted-average shares outstanding for the years ended December 31, 2012 and 2013, as they would be anti-dilutive:

	December 31,
	2012	2013
Redeemable convertible preferred stock	22,980,512	26,649,291
Common stock options	1,433,930	1,303,930
Series D Preferred stock warrants	989,449	983,891

	25,403,891	28,937,112

        The unaudited pro forma net loss per share is computed using the weighted-average number of shares of common stock outstanding and assumes the conversion of all outstanding shares of the Preferred Stock into shares of common stock upon completion of the Company's planned IPO, as if the conversions had occurred at the later of the beginning of the period or date of issuance. The Company believes the unaudited pro forma net loss per share provides material information to investors, as the

CLARUS THERAPEUTICS, INC.

(A Development Stage Company)

Notes to Financial Statements (Continued)

Note 3. Summary of Significant Accounting Policies (Continued)

conversion of the Company's preferred stock and convertible notes to common stock is expected to occur upon the closing of an IPO, and the disclosure of pro forma net loss per share thus provides an indication of net loss per share that is comparable to what will be reported by the Company as a public company.

        The following table summarizes the calculation of unaudited pro forma basic and diluted net loss per share:

Year Ended December 31, 2013
Historical net loss per share
Numerator:
Net loss attributable to common stockholders	$(30,271,543)
Denominator:
Weighted-average shares outstanding, basic and diluted	366,333

Basic and diluted net loss per share	$(82.63)

Pro forma net loss per common share
Numerator:
Net loss attributable to common stockholders	$(30,271,543)
Pro forma adjustment for accretion of redeemable convertible preferred stock	4,884,423

Pro forma net loss attributable to common stockholders	$(25,387,120)

Denominator:
Weighted-average shares outstanding, basic and diluted	366,333
Pro forma adjustment for assumed weighted-average effect of conversion of redeemable convertible preferred stock	23,551,127

Pro forma weighted-average shares outstanding, basic and diluted	23,917,460

Pro forma net loss per share, basic and diluted	$(1.06)

        Segment Information:    The Company is managed and operated as one business. The entire business is managed by a single management team that reports to the chief executive officer. The Company does not operate separate lines of business or separate business entities. Accordingly, the Company does not prepare discrete financial information with respect to separate product areas and does not have separately reportable segments.

        Redeemable Convertible Preferred Stock:    The Company has adopted current accounting guidance in regards to accounting for certain financial instruments with characteristics of both liabilities and equity and for the classification and measurement of redeemable securities. This guidance requires companies with mandatorily redeemable features in their equity instruments to be classified separately from equity. The Company measures these instruments by recognizing changes in redemption value immediately as they occur and adjust the carrying amount of the instrument to equal the redemption value at the end of each reporting period. In accordance with this guidance, the Series A, Series B, Series C and Series D have been classified separately from equity in the accompanying balance sheets.

CLARUS THERAPEUTICS, INC.

(A Development Stage Company)

Notes to Financial Statements (Continued)

Note 3. Summary of Significant Accounting Policies (Continued)

        Recent Accounting Pronouncement:    In July 2013, the FASB issued ASU No. 2013-11, Income Taxes (Topic 740), Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists. ASU 2013-11 provides guidance on the financial statement presentation of an unrecognized tax benefit when a net operating loss carryforward, similar tax loss, or tax credit carryforward exists. This new standard requires the netting of unrecognized tax benefits (UTBs) against a deferred tax asset for a loss or other carryforward that would apply in settlement of the uncertain tax positions. UTBs will be netted against all available same-jurisdiction loss or other tax carryforwards that would be utilized, rather than only against carryforwards that are created by the UTBs. This new guidance is effective for the Company beginning January 1, 2014, with early adoption permitted. Since ASU 2013-11 only impacts financial statement disclosure requirements for unrecognized tax benefits, the Company does not expect its adoption to have an impact on its financial statements.

        Subsequent Events:    The Company considers events or transactions that occur after the balance sheet date but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. The Company has evaluated all subsequent events through February 28, 2014, the date the financial statements were available to be issued.

Note 4. Equipment and Furniture

        Equipment and furniture are summarized as follows at December 31, 2012 and 2013:

	December 31,
	2012	2013
Office equipment and computer hardware	$51,698	$57,553
Furniture	30,670	42,693

	82,368	100,246
Less: Accumulated depreciation	(47,548)	(58,810)

	$34,820	$41,436

Note 5. Convertible Notes Payable to Related Parties

        From March through September 2010, the Company entered into note purchase agreements (Original 2010 Notes), pursuant to which the Company borrowed an aggregate of $3,100,000 from existing investors. Outstanding balances under the Original 2010 Notes accrued interest at an annual rate of 10% and all of the then outstanding principal and interest amounts were due on December 31, 2010.

        On November 19, 2010, the Company entered into a note purchase and warrant agreement (Purchase Agreement) with existing investors and their affiliates pursuant to which they committed to purchase up to $10.0 million in convertible promissory notes (New 2010/2011 Notes). Simultaneously, the Company exchanged the Original 2010 Notes, plus accrued interest thereon, in the amount of $3,241,644 for New 2010/2011 Notes of the same principal amount under the Purchase Agreement. The Company also issued $1.0 million in aggregate principal amount of New 2010/2011 Notes under the Purchase Agreement. The Company further issued $1.0 million in aggregate principal amount of New

CLARUS THERAPEUTICS, INC.

(A Development Stage Company)

Notes to Financial Statements (Continued)

Note 5. Convertible Notes Payable to Related Parties (Continued)

2010/2011 Notes under the Purchase Agreement on each of February 16, March 25 and June 14, 2011. On July 14, 2011, the Company amended the Purchase Agreement by changing the total amount of New 2010/2011 Notes that can be issued under the Purchase Agreement to $16,241,644 and simultaneously issued an additional $9.0 million in aggregate of New 2010/2011 Notes under the Purchase Agreement. All New 2010/2011 Notes issued under the Purchase Agreement carried an interest rate of 10% per year and had a maturity date of September 30, 2011. On September 9, 2011, the Company completed a financing under a Series D Convertible Preferred Stock Purchase Agreement (the Series D Purchase Agreement), whereby all outstanding New 2010/2011 Notes and unpaid interest aggregating $16,872,671 were converted into 3,751,628 shares of Series D at a price of $4.50 per share. Simultaneously, the Company sold an additional 2,223,503 shares of Series D to an outside investor at the same price of $4.50 per share, resulting in incremental proceeds of $10.0 million.

        The holders of the Original 2010 Notes and New 2010/2011 Notes (collectively, the Notes) received the benefit of a deemed conversion price that was below the estimated fair value of the Series C stock at the time of their issuance. The fair value of this beneficial conversion feature (BCF) was estimated to be $3,219,853 and $3,168,700 for Notes issued during 2010 and 2011, respectively, representing the difference between the conversion price and the fair value of the Series C stock. The fair value of this BCF was recorded to debt discount and was amortized to interest expense using the effective interest method over the terms of the Notes. Upon conversion of the Notes on September 9, 2011, as discussed above, the BCF was fully amortized. The Company recorded $4,098,961 of interest expense related to the BCF during the year ended December 31, 2011, and $6,388,553 for the period June 4, 2003 (inception) through December 31, 2013.

        Holders of New 2010/2011 Notes also received warrants to purchase a number of shares of preferred stock equal to 30% of the principal amount of the New 2010/2011 Notes divided by the Series D purchase price per share, at an exercise price equal to 80% of the Series D purchase price per share (Series D Warrants). No Series D Warrants were issued in connection with the exchange of the Original 2010 Notes for New 2010/2011 Notes. See Note 7 for a description of the Series D Warrants.

        On January 3, 2014, the Company entered into a note purchase agreement (2014 Notes), pursuant to which the Company borrowed an aggregate of $5.0 million from existing investors. Outstanding balances under the 2014 Notes accrue interest at an annual rate of 8% and have a maturity date of July 31, 2015. The 2014 Notes are subordinated to the 2013 Loan Agreement disclosed in Note 6. If the Company completes a Financing, defined as a transaction whereby the Company (i) issues and sells shares of Common Stock in a firmly underwritten public offering registered pursuant to the Securities Act of 1933, or (ii) receives at least $10.0 million in aggregate gross proceeds from the sale of Preferred Stock, the principal amount of the 2014 Notes and accrued interest thereon will automatically convert into shares of such Financing at the price per share of the Financing. If the 2014 Notes have not previously been converted and the Company completes a merger, consolidation, or reorganization in which outstanding shares of the Company are exchanged for or converted into cash or securities of another company (Acquisition Event), holders of the 2014 Notes shall receive 1.5 times the outstanding principal balance of the 2014 Notes plus accrued and unpaid interest upon the closing of the Acquisition Event. At maturity, the holders of the 2014 Notes have the option of redeeming the 2014 Notes or converting them into shares of Series D, at a conversion price of $4.50 per share.

CLARUS THERAPEUTICS, INC.

(A Development Stage Company)

Notes to Financial Statements (Continued)

Note 6. Long-Term Debt

        On July 14, 2011, the Company entered into a $10.0 million Loan and Security Agreement (the 2011 Loan Agreement) with Silicon Valley Bank (SVB) which allowed for the Company to draw two $5.0 million loans, which bore interest at an annual rate of 11.5%. The Company borrowed $5.0 million on each of July 14 and October 12, 2011. Interest-only payments were due monthly through March 2012, after which the Company began to make monthly payments of principal and interest. In conjunction with the 2011 Loan Agreement, the bank was granted a warrant as more fully described in Note 7.

        On April 9, 2013, the Company entered into a $10.0 million Loan and Security Agreement (the 2013 Loan Agreement) with Oxford Finance (Oxford) and SVB which bears interest at an annual rate of 9.95%. The proceeds from the 2013 Loan Agreement were used to repay amounts due under the 2011 Loan Agreement, which had a then outstanding principal balance of $6,021,078, outstanding accrued interest of $15,387. Under the 2011 Loan Agreement, the Company was originally obligated to make a payment of $300,000, representing a termination fee (the Original Termination Fee), in August 2014. The Original Termination Fee is included in deferred financing costs and long-term debt in the accompanying balance sheet.The earned portion of the Original Termination Fee of $218,520 was paid to SVB at the time of entering into the 2013 Loan Agreement. The remaining balance of the Original Termination Fee, or $81,480, will be repaid at the expiration of the term of the 2013 Loan Agreement in 2017. Interest-only payments are due monthly on the 2013 Loan Agreement through April 2014, after which the Company is required to make 36 equal monthly payments of principal and interest and a final payment of $250,000, representing a termination fee (the 2013 Termination Fee), in April 2017. In conjunction with the 2013 Loan Agreement, Oxford and SVB were granted warrants, as more fully described in Note 7, and took a security interest in the assets of the Company, including all intellectual property.

        Principal due under the 2011 Loan Agreement or 2013 Loan Agreement, as applicable, amounted to $7,549,814 and $10,196,601 as of December 31, 2012 and 2013, respectively, of which $1,280,000 and $1,972,705, respectively, was classified as current. The balances as of December 31, 2012 and 2013 are inclusive of the required Original Termination Fee or 2013 Termination Fee, as applicable, of $300,000 and $331,479 respectively, net of the unamortized debt discount related to the warrants issued of $51,264 and $134,787, respectively.

        The principal maturities of the long-term debt, as amended, are as follows:

Year Ending December 31,
2014	$1,972,705
2015	3,214,502
2016	3,549,343
2017	1,460,051

$10,196,601

Note 7. Capital Structure

Redeemable Convertible Preferred Stock

        In addition to the transactions discussed in Note 5, on February 15, 2013, the Company amended the Series D Purchase Agreement originally entered into on September 9, 2011. Under the amendment,

CLARUS THERAPEUTICS, INC.

(A Development Stage Company)

Notes to Financial Statements (Continued)

Note 7. Capital Structure (Continued)

the Company issued 3,668,779 additional Series D shares, at a price of $4.50 per share, providing $16.5 million in proceeds to the Company. Shares were issued periodically in $2.0 million tranches on February 15, March 25, May 10, June 12, August 27, October 2 and November 4, 2013, with a final tranche of $2.5 million issued on December 10, 2013.

        As of December 31, 2013, the authorized and outstanding redeemable convertible preferred stock and their principal terms are as follows:

Series	Shares authorized	Shares outstanding	Liquidation value
A	2,500,000	2,500,000	$5,350,669
B	5,066,637	5,066,637	8,820,950
C	9,438,744	9,438,744	11,702,787
D	10,694,513	9,643,910	49,212,539

        The Series A, Series B, Series C and Series D are convertible into common stock, upon approval of the holders of at least 65% of the preferred shares, on a share-for-share basis to be adjusted for the effect of any stock splits or reverse splits, subject to certain antidilution adjustments, and are entitled to vote together with the common stockholders as one class and are entitled to separate votes on certain matters. The Series A, Series B, Series C and Series D convert automatically on a share-for-share basis into shares of common stock upon the closing of a qualified IPO, as defined.

        The Company has evaluated each of its series of redeemable convertible preferred stock and determined that they should be considered an "equity host" and not a "debt host." This evaluation is necessary to determine if any embedded features require bifurcation, under which treatment of the embedded features would be accounted for separately as a derivative liability. The Company used a "whole instrument approach" which compares an individual feature against the entire preferred stock instrument which includes that features. The Company considered the economic characteristics and risks and more specifically evaluated all of the stated and implied substantive terms and features, including (i) whether the preferred stock included redemption features, (ii) how and when any redemption features could be exercised, (iii) whether the preferred stockholders were entitled to dividends, (iv) the voting rights of the preferred stock and (v) the existence and nature of any conversion rights. As a result of the Company's determination that the preferred stock is an "equity host," the embedded conversion option is not considered a derivative liability.

        The Series A, Series B, Series C and Series D stockholders are entitled to receive an annual, cumulative 8% dividend, when and if declared by the Board of Directors. No dividends have been declared through December 31, 2013. As of December 31, 2013, there were $2,850,669, $3,754,313, $3,915,822, and $5,839,944 of accrued and unpaid Series A, Series B, Series C and Series D dividends, respectively. As a result of the Series A, Series B, Series C and Series D redemption feature, the initial carrying value of the Series A, Series B, Series C and Series D will be accreted to its redemption value through September 9, 2016.

        The Series A, Series B, Series C and Series D stockholders are entitled to a liquidation preference of their original purchase price of $1.82 per share for Series A and Series B, $1.5015 per share for Series C and $4.497407693 for Series D, plus accumulated dividends, in the event of liquidation, dissolution, or winding up of the Company. In the event the Company merges with, or is acquired by,

CLARUS THERAPEUTICS, INC.

(A Development Stage Company)

Notes to Financial Statements (Continued)

Note 7. Capital Structure (Continued)

another entity, such merger or acquisition could be deemed a dissolution upon the vote of at least 65% of the preferred stockholders.

        Holders of at least 65% of the then outstanding preferred shares, voting together as a separate class, may require the Company to redeem all outstanding shares of Preferred Stock upon the earlier of (a) September 9, 2016 (in which case such shares of Preferred Stock shall be redeemed by the Company in three equal annual installments), and (b) the occurrence of any redemption event. A redemption event shall mean the breach by the Company of any material term of its Certificate of Incorporation or any material provision of the related securities purchase agreement, the stockholders' agreement or the registration rights agreement.

Common Stock

        Each holder of Common Stock is entitled to one vote per share of Common Stock. Subject to the rights of holders of Preferred Stock as described above, holders of Common Stock are also entitled (i) to receive dividends whenever funds are legally available and when declared by the Board of Directors and (ii) upon a Liquidation, to receive ratably and equally all the assets and funds of the Company remaining after the payment to the holders of shares of Preferred Stock of the amounts which they are entitled to receive, as provided above.

Warrants

        In conjunction with the issuance of certain convertible notes payable to related parties (Note 5), the Company issued the Series D Warrants to purchase 867,157 shares of Series D at an exercise price of $3.60 per share. The Series D Warrants expire three years from the date of issuance and have an exercise price equal to 80% of the Series D purchase price per share. The Company issued Series D Warrants with a conversion value of $300,000 on November 19, 2010. The Company issued Series D Warrants with a conversion value of $3.6 million in relation to the New 2010/2011 Notes issued in 2011 under the Series D Purchase Agreement. On November 19, 2013, a total of 66,704 of the Series D Warrants expired without being exercised. Subsequent to December 31, 2013, 66,704 shares of Series D were issued upon the exercise of Series D Warrants for proceeds of $240,042. All remaining outstanding Series D warrants expire at various dates through 2014, if unexercised.

        In conjunction with the 2011 Loan Agreement, SVB was granted a warrant (the SVB Warrant) to purchase 122,292 shares of Series D at $4.50 per share. The expiration date of the SVB Warrant is the earlier of July 14, 2021 or three years from the effective date of a registration statement for an initial public offering of the Company's stock.

        On April 9, 2013, in conjunction with the 2013 Loan Agreement, Oxford and SVB were granted warrants to purchase a total of 61,146 shares of Series D at $4.50 per share (the 2013 Warrants). The expiration date of the 2013 Warrants will be the earlier of April 9, 2023 or three years from the effective date of a registration statement for an IPO of the Common Stock.

        The fair value of all warrants discussed above was recorded as a debt discount and was amortized to interest expense using the effective interest rate method over the term of the notes. The valuation of the warrant liability is determined with the assistance of an independent valuation firm utilizing a probability weighted expected return model, incorporating share price and volatility information from similar public companies. The fair value was determined using Level 3 inputs. The fair value of all

CLARUS THERAPEUTICS, INC.

(A Development Stage Company)

Notes to Financial Statements (Continued)

Note 7. Capital Structure (Continued)

warrants at December 31, 2012 and 2013 was $3,075,225 and $4,682,350, respectively. The change in fair value of the warrants, $1,571,312 and $1,443,008 for 2012 and 2013, respectively, is included in interest expense in the accompanying statements of operations. There were no exercises or settlements of the warrants during the years ended December 31, 2012 and 2013.

Note 8. Stock-Based Compensation

        Effective February 13, 2004, the Company adopted the Clarus Therapeutics 2004 Stock Incentive Plan (the 2004 Plan). The 2004 Plan was amended on January 28, 2011 and the number of shares of Common Stock reserved for issuance to employees, directors, and consultants was increased to 1,529,936. Options granted under the 2004 Plan may be incentive stock options or non-statutory stock options. Restricted stock awards may also be granted under the 2004 Plan. Incentive stock options may only be granted to employees. Options generally vest over a four-year period. The exercise price of incentive stock options shall be not less than 100% of the fair market value per share of Common Stock on the grant date. The term of the options cannot be more than 10 years from the date of grant. Through December 31, 2013, only incentive stock options to employees have been awarded under the 2004 Plan. As of December 31, 2013, 226,006 shares of common stock were available for future grants under the 2004 Plan (the Remaining 2004 Shares).

        Effective February 13, 2014, the Company adopted the Clarus Therapeutics 2014 Stock Option and Incentive Plan (the 2014 Plan) and reserved 1,000,000 shares of Common Stock for the issuance of awards under the Plan. The 2014 Plan permits the Company to make grants of incentive stock options, non-qualified stock options, stock appreciation rights, restricted stock awards, restricted stock units, unrestricted stock awards, cash-based awards, performance share awards and dividend equivalent rights. To qualify as incentive options, stock options must meet additional federal tax requirements, including a $100,000 limit on the value of shares subject to incentive options which first become exercisable in any calendar year, and a shorter term and higher minimum exercise price in the case of certain large stockholders. All full-time and part-time officers, employees, non-employee directors and other key persons, including consultants and prospective employees, are eligible to participate in the 2014 Plan, subject to the sole discretion of the administrator. Once the 2014 Plan was adopted, the Remaining 2004 Shares were canceled.

        The value of each option award is estimated on the grant date using a Black-Scholes-based option valuation model. The Company uses historical data to estimate option exercise and employee termination within the valuation model. The Company calculates the estimates of per share value utilizing a probability weighted expected return approach within the valuation model. The expected term of options granted is derived from the output of the option valuation model and represents the period of time that options granted are expected to be outstanding. The risk-free rate of the option is based on the U.S. Treasury yield curve in effect at the time of the grant using the period of time the options are expected to be outstanding. Upon completion of the IPO, the Company plans to use the price of the Common Stock as quoted in the public markets within the valuation model for future option grants.

        Total stock-based compensation expense for stock options to employees for the years ended December 31, 2012 and 2013 was $163,429 and $132,032, respectively, and is included in general and administrative expenses and research and development expenses on the statement of operations.

CLARUS THERAPEUTICS, INC.

(A Development Stage Company)

Notes to Financial Statements (Continued)

Note 8. Stock-Based Compensation (Continued)

        The following assumptions were used in the option valuation model for options granted during 2012 and 2013.

	2012	2013
Weighted average volatility	99.51%	89.36%
Expected dividends	0.00%	0.00%
Expected term (in years)	4.00	4.00
Risk-free rate	0.56%–0.68%	0.62%

        The following table summarizes the activity of the Company's stock option plan.

	Shares	Weighted- Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
Options outstanding at December 31, 2011	1,193,930	$0.182
Granted	240,000	0.89
Cancelled/expired	—	—
Exercised	—	—

Options outstanding at December 31, 2012	1,433,930	0.182
Granted	70,000	1.65
Cancelled/expired	(200,000)	0.90
Exercised	—	—

Options outstanding at December 31, 2013	1,303,930	0.75	6.3	$3,340,793

Exercisable at December 31, 2013	883,670	0.58	5.5	$2,409,172

        The weighted average grant date calculated value of options granted during 2012 and 2013 was $0.89 and $1.65, respectively.

        Total unrecognized compensation cost related to nonvested share-based compensation arrangements granted under the Plan was $292,791 at December 31, 2013. That cost is expected to be recognized over a period of 3.5 years.

        The aggregate intrinsic value in the above table is before income taxes, based on the fair value of a share of common stock determined in the valuation of the warrants discussed in Note 7.

        Subsequent to December 31, 2013, the Company granted stock options to employees to purchase an aggregate of 875,000 shares with an exercise price of $8.85 per share. Such options vest over a four-year period, with earlier vesting upon specified events. The options have a term of 10 years.

CLARUS THERAPEUTICS, INC.

(A Development Stage Company)

Notes to Financial Statements (Continued)

Note 9. Income Taxes

        A reconciliation of the statutory U.S. federal rate to the Company's effective tax rate is as follows:

	Year Ended December 31,
	2012	2013
Percent of pre-tax income:
U.S. federal statutory income tax rate	(35.0)%	(35.0)%
State taxes, net of federal benefit	(5.0)%	(5.0)%
Warrant fair value adjustment	9.7%	7.4%
Other	(5.8)%	(4.4)%
Change in valuation allowance	36.1%	37.0%

Effective income tax expense rate	0.0%	0.0%

        The tax effects of temporary differences that gave rise to significant portions of the deferred tax assets were as follows:

	December 31,
	2012	2013
Net operating loss carryforwards	$18,302,000	$27,647,000
Other temporary differences	169,000	221,000

Gross deferred tax assets	18,471,000	27,868,000
Deferred tax assets valuation allowance	(18,471,000)	(27,868,000)

	$—	$—

        In assessing the ability of the deferred tax assets to be realized, the Company considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which the temporary differences representing the net future deductible amounts become deductible. Due to the Company's history of losses, the deferred taxes assets are fully offset by a valuation allowance at December 31, 2012 and 2013. The valuation allowance increased by $6,693,000 and $9,397,000 during 2012 and 2013, respectively, related primarily to additional net operating losses incurred by the Company.

        The following table summarizes carryforwards of net operating losses as of December 31, 2013:

	Amount	Expiration
Federal state net operating losses	$69,118,000	2024–2033
State net operating losses	$69,118,000	2016–2025

        The Tax Reform Act of 1986 (the Act) provides for a limitation on the annual amount of net operating loss carryforwards following certain ownership changes (as defined by the Act) that could limit the Company's ability to utilize these carryforwards. The Company has not undertaken a study to assess whether an ownership change has occurred, or whether there have been multiple ownership changes since its formation, due to the costs and complexities associated with such a study. The

CLARUS THERAPEUTICS, INC.

(A Development Stage Company)

Notes to Financial Statements (Continued)

Note 9. Income Taxes (Continued)

Company may have experienced various ownership changes, as defined by the Act, as a result of past financings. Accordingly, the Company's ability to utilize the aforementioned carryforwards may be limited. Additionally, U.S. tax laws limit the time during which these carryforwards may be applied against future tax years. Accordingly, the Company may not be able to take full advantage of these carryforwards for federal or state tax purposes.

Note 10. Commitments and Contingencies

Leases

        The Company leases office space under a non-cancelable operating lease which expires on August 31, 2014. Total rent expense under the lease agreements was approximately $81,000 and $76,000 for the years ended December 31, 2012 and 2013, respectively. Future minimum lease payments as of December 31, 2013 amount to approximately $53,000.

Employment Agreements

        The Company has employment agreements with certain executives which provide for various amounts of annual minimum aggregate base compensation, plus an incentive bonus based on performance goals defined in the agreements. The agreements include a clause whereby if the Company terminates the agreements without cause, (other than within twelve months following a change in control) the executives may be entitled to a severance package consisting of the following: the executive's then-current annual base salary, certain specified insurance premiums and a prorated portion of any annual bonus due to the executive. Base compensation, annual bonus and related insurance premiums for which these executives were eligible under these agreements amounted to approximately $1,051,000.

                  Shares

Clarus Therapeutics, Inc.

Common Stock

PROSPECTUS
                  , 2014

        Until                        , 2014, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.    Other Expenses of Issuance and Distribution

        The following table sets forth all expenses, other than the underwriting discounts and commissions, payable by the registrant in connection with the sale of the common stock being registered. All the amounts shown are estimates except the Securities and Exchange Commission registration fee, the Financial Industry Regulatory Authority, or FINRA, filing fee and the NASDAQ Global Market listing fee.

Total
Securities and Exchange Commission registration fee	$	*
FINRA filing fee		*
NASDAQ Global Market listing fee		*
Printing and engraving expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Transfer agent and registrar fees		*
Miscellaneous expenses		*

Total expenses	$	*

*
To be provided by amendment.

Item 14.    Indemnification of Directors and Officers

        Section 102(b)(7) of the Delaware General Corporation Law provides that a corporation, in its certificate of incorporation, may limit the personal liability of a director of the corporation or its stockholders for monetary damages for breach of fiduciary duties as a director, except for liability for any:

  •
  transaction from which the director derived improper personal benefit;

  •
  act or omission not in good faith or that involved intentional misconduct or a knowing violation of law;

  •
  unlawful payment of dividends or redemption of shares; or

  •
  breach of a director's duty of loyalty to the corporation or its stockholders.

        Section 145(a) of the Delaware General Corporation Law provides, in general, that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), because he or she is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding, if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

        Section 145(b) of the Delaware General Corporation Law provides, in general, that a corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor because the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made with respect to any claim, issue or matter as to which he or she shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, he or she is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or other adjudicating court shall deem proper.

        Section 145(g) of the Delaware General Corporation Law provides, in general, that a corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of his or her status as such, whether or not the corporation would have the power to indemnify the person against such liability under Section 145 of the Delaware General Corporation Law.

        Article VII of our Amended and Restated Certificate of Incorporation to be effective upon completion of this offering, or the Charter, provides that no director of our company shall be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duty as a director, except for liability (1) for any breach of the director's duty of loyalty to us or our stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) in respect of unlawful dividend payments or stock redemptions or repurchases, or (4) for any transaction from which the director derived an improper personal benefit. In addition, our Charter provides that if the Delaware General Corporation Law is amended to authorize the further elimination or limitation of the liability of directors, then the liability of a director of our company shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as so amended.

        Article VII of the Charter further provides that any repeal or modification of such article by our stockholders or an amendment to the Delaware General Corporation Law will not adversely affect any right or protection existing at the time of such repeal or modification with respect to any acts or omissions occurring before such repeal or modification of a director serving at the time of such repeal or modification.

        Article V of our Amended and Restated By-laws, to be effective upon the effectiveness of the registration statement of which this prospectus is a part, or the By-laws, provides that we will indemnify each of our directors and officers and, in the discretion of our board of directors, certain employees, to the fullest extent permitted by the Delaware General Corporation Law as the same may be amended (except that in the case of an amendment, only to the extent that the amendment permits us to provide broader indemnification rights than the Delaware General Corporation Law permitted us to provide prior to such the amendment) against any and all expenses, judgments, penalties, fines and amounts reasonably paid in settlement that are incurred by the director, officer or such employee or on the director's, officer's or employee's behalf in connection with any threatened, pending or completed proceeding or any claim, issue or matter therein, to which he or she is or is threatened to be made a party because he or she is or was serving as a director, officer or employee of our company, or at our request as a director, partner, trustee, officer, employee or agent of another corporation, partnership, limited liability company, joint venture, trust, employee benefit plan, foundation, association, organization or other legal entity, if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of our company and, with respect to any criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful. Article V of the By-Laws further provides for the advancement of expenses to each of our directors and, in the discretion of our board of directors, to certain officers and employees.

        In addition, Article V of the By-laws provides that the right of each of our directors and officers to indemnification and advancement of expenses shall be a contract right and shall not be exclusive of any other right now possessed or hereafter acquired under any statute, provision of the Charter or By-laws, agreement, vote of stockholders or otherwise. Furthermore, Article V of the By-laws authorizes us to provide insurance for our directors, officers and employees, against any liability, whether or not we would have the power to indemnify such person against such liability under the Delaware General Corporation Law or the provisions of Article V of the By-laws.

        In addition to the indemnification provisions in our Charter and By-laws, we have entered into separate indemnification agreements with each of our directors and executive officers. These agreements provide that we will indemnify each of our directors and executive officers, and such entities to the fullest extent permitted by law.

        We also maintain a general liability insurance policy which covers certain liabilities of directors and officers of our company arising out of claims based on acts or omissions in their capacities as directors or officers.

        In the underwriting agreement we will enter into in connection with the sale of common stock being registered hereby, the underwriters will agree to indemnify, under certain conditions, us, our directors, our officers and persons who control us within the meaning of the Securities Act, against certain liabilities.

Item 15.    Recent Sales of Unregistered Securities

        The following list sets forth information regarding all securities sold by us in the three years preceding the filing of this registration statement:

  •
  On each of February 16, 2011, March 25, 2011 and June 14, 2011, we issued 10% convertible promissory notes to Thomas, McNerney and H.I.G. BioVentures in an aggregate principal amount of $0.7 million and $0.3 million, respectively, at each such closing. On July 14, 2011, we issued 10% convertible promissory notes to Thomas, McNerney and H.I.G. BioVentures in an aggregate principal amount of $6.0 million and $3.0 million, respectively, at such closing.

  •
  On September 9, 2011, we issued an aggregate of 2,223,503 shares of our Series D preferred stock at a per share price of $4.50 to Thomas, McNerney, ProQuest and H.I.G. BioVentures for cash and 3,751,628 shares of our Series D preferred stock at a per share price of $4.50 to Thomas, McNerney and H.I.G. BioVentures upon conversion of certain outstanding convertible notes. On each of February 15, 2013, March 25, 2013, May 10, 2013, June 12, 2013, August 27, 2013, October 2, 2013 and November 4, 2013, we issued 444,699 shares of our Series D preferred stock at each such closing at a per share price of $4.50 to Thomas, McNerney, ProQuest and H.I.G. BioVentures. On December 10, 2013, we issued 555,886 shares of our Series D preferred stock at a per share price of $4.50 to Thomas, McNerney, ProQuest and H.I.G. BioVentures.

  •
  On January 3, 2014 and January 29, 2014, we issued 8% convertible promissory notes to Thomas, McNerney, ProQuest and H.I.G. BioVentures in an aggregate principal amount of $1.7 million and $3.3 million, respectively.

  •
  On February 14, 2014, we issued 44,469 and 22,235 shares of Series D preferred stock to Thomas, McNerney and H.I.G. BioVentures, respectively, upon exercise of certain warrants at an exercise price equal to $3.60 per share.

  •
  On February 15, 2014, we issued an aggregate of 87,003 shares of common stock to two employees upon the exercise of stock options at an exercise price equal to $0.182 per share.

  •
  From January 31, 2011 through February 26, 2014, we granted stock options under our equity incentive plans to purchase an aggregate of 1,937,500 shares of common stock with a weighted-average exercise price of $4.55 per share, to our employees, consultants and directors. Of these, options covering an aggregate of 200,000 shares were cancelled without being exercised.

Securities Act Exemptions

        We deemed the offers, sales and issuance of the convertible notes described above to be exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act. We deemed the offers, sales and issuances of the shares of Series D redeemable convertible preferred stock described above and, to the extent applicable, a portion of the stock options described above granted to executive officers to be exempt from registration under the Securities Act in reliance on Regulation D and Rule 506 under the Securities Act, relative to transactions by an issuer not involving a public offering. All purchasers of securities in transactions exempt from registration pursuant to Regulation D represented to us that they were accredited investors and were acquiring the shares for investment purposes only and not with a view to, or for sale in connection with, any distribution thereof and that they could bear the risks of the investment and could hold the securities for an indefinite period of time. The purchasers received written disclosures that the securities had not been registered under the Securities Act and that any resale must be made pursuant to a registration statement or an available exemption from such registration.

        We also deemed a portion of the grants of stock options described above to be exempt from registration under the Securities Act in reliance on Rule 701 of the Securities Act as offers and sales of securities under compensatory benefit plans and contracts relating to compensation in compliance with Rule 701. Each of the recipients of securities in any transaction exempt from registration either received or had adequate access, through employment, business or other relationships, to information about us.

        All certificates representing the securities issued in the transactions described in this Item 15 included appropriate legends setting forth that the securities had not been offered or sold pursuant to a registration statement and describing the applicable restrictions on transfer of the securities. There were no underwriters employed in connection with any of the transactions set forth in this Item 15.

Item 16.    Exhibits and Financial Statement Schedules

(a)
Exhibits.

        The exhibits to the registration statement are listed in the Exhibit Index to this registration statement and are incorporated herein by reference.

Item 17.    Undertakings

        The undersigned Registrant hereby undertakes to:

(a)
provide to the underwriters at the closing as specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(b)
Insofar as indemnification for liabilities arising under the Securities Act, may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

(c)
The undersigned Registrant hereby undertakes to:

          (1)   For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2)   For the purpose of determining any liability under the Securities Act each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in                                    , on                        , 2014.

CLARUS THERAPEUTICS, INC.
By:	Robert E. Dudley, Ph.D. President and Chief Executive Officer

POWER OF ATTORNEY AND SIGNATURES

        KNOW ALL BY THESE PRESENT, that each individual whose signature appears below hereby constitutes and appoints each of Robert E. Dudley, Ph.D. and Steven A. Bourne, CPA, as such person's true and lawful attorney-in-fact and agent with full power of substitution and resubstitution, for such person in such person's name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement (or any Registration Statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933), and to file the same, with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission granting unto each said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as such person might or could do in person, hereby ratifying and confirming all that any said attorney-in-fact and agent, or any substitute or substitutes of any of them, may lawfully do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities indicated below.

Name	Title	Date

Robert E. Dudley, Ph.D.	Chief Executive Officer, President and Director (Principal Executive Officer)	, 2014
Steven A. Bourne, CPA	Chief Financial Officer, Secretary and Treasurer (Principal Financial and Accounting Officer)	, 2014
Karen Hong, Ph.D.	Director	, 2014
Bruce C. Robertson, Ph.D.	Director	, 2014
James E. Thomas	Director	, 2014
Alex Zisson	Director	, 2014

EXHIBIT INDEX

Number		Description
1.1	*	Form of underwriting agreement
3.1		Fifth Amended and Restated Certificate of Incorporation, as amended and currently in effect
3.2	*	Form of Sixth Amended and Restated Certificate of Incorporation, to be effective upon completion of this offering
3.3		Amended and Restated By-laws, currently in effect
3.4	*	Form of Amended and Restated By-laws, to be effective upon the effectiveness of this Registration Statement
4.1	*	Specimen certificate evidencing shares of common stock
4.2		Second Amended and Restated Registration Rights Agreement, dated September 9, 2011
4.3		Form of Unsecured Convertible Promissory Note issued in January 2014
4.4		Form of Warrant to Purchase Stock
4.5		Warrants to Purchase Preferred Stock of the Registrant, issued to Silicon Valley Bank
4.6		Warrants to Purchase Preferred Stock of the Registrant, issued to Oxford Finance LLC
5.1	*	Opinion of Goodwin Procter LLP
†10.1		2004 Stock Incentive Plan, as amended, and forms of agreements thereunder
†10.2	*	2014 Stock Option and Incentive Plan and forms of agreements thereunder
†10.3	*	Employment Agreement with Robert E. Dudley, Ph.D.
†10.4	*	Offer Letter with Steven A. Bourne, CPA
†10.5	*	Offer Letter with John P. Gargiulo
#10.6		Softgel Commercial Manufacturing Agreement with Catalent Pharma Solutions, LLC, dated July 23, 2009, as amended
#10.7		Supply Agreement with Pfizer Inc., dated September 11, 2013
#10.8		Supply Agreement with Xianju Pharmaceutical Co. Ltd., dated January 9, 2014
10.9		Office Lease with MJH Northbrook LLC, dated August 18, 2011, as amended
10.10	*	Form of Indemnification Agreement
23.1	*	Consent of McGladrey LLP
23.2	*	Consent of Goodwin Procter LLP (included in Exhibit 5.1)
24.1	*	Power of Attorney

*
To be filed by amendment.

#
Portions of this exhibit have been omitted pursuant to a confidential treatment request and this information has been filed separately with the U.S. Securities and Exchange Commission.

†
Indicates management contract or any compensatory plan, contract or arrangement.